SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

Eletrobras



ANNUAL REPORT

ELETROBRAS 2024

Eletrobras

Contents

Contents
Welcome
Eletrobras
Corporate Governance
Excellence Performance
Climate Strategy
Innovation and Technology
Environment
Communities
The Energy of People
Value Relationships
Appendices

OPENING

WELCOME



HPP Paulo Afonso *– Melkzedek Guimarães*

Foreword

GRI 2-2 | 2-3 | 2-5

GRI COMMUNITY MEMBER 2024

We are members of the GRI Community, a global network for exchanging knowledge in sustainability reporting, which supports the evolution and updating of GRI guidelines.

We are pleased to present Eletrobras' 2024 Annual Report. Through this document, we share with our stakeholders the company's strategy, management approach, and results for the period from January 1 to December 31, 2024. **GRI 2-3**

The information presented in this report covers all activities under the operational control of Eletrobras and its subsidiaries Chesf, Eletronorte, CGT Eletrosul, and Eletropar. With the incorporation of Eletrobras Furnas in July 2024, its results have been consolidated into those of the holding company (see more on page 15). **GRI 2-2**

The scope of this report was defined based on the company's materiality assessment (page 9), conducted in 2023 and applicable for 2024. GRI 3-1

To ensure consistency in the communication of indicators, the 2024 Annual Report follows international corporate sustainability reporting standards, including:

- International Integrated Reporting Council (IIRC) Integrated Reporting Framework;
- Global Reporting Initiative (GRI) Contents;
- Guidelines from the Sustainability Accounting Standards Board (SASB);
- Recommendations from the Task Force on Climate-related Financial Disclosures (TCFD);
- The United Nations (UN) Global Compact principles;
- The Accounting Manual for the Electric Sector issued by the Brazilian Electricity Regulatory Agency (ANEEL).

HOW TO READ THIS REPORT?

The respective GRI, SASB and TCFD indicators reported are identified next to the titles of each chapter and at the end of the paragraphs. The full list of contents included in the Report can be found on page 148.

In the introduction to each chapter, we show the respective Sustainable Development Goals (SDGs) of the 2030 Agenda prioritized by Eletrobras (learn more on page 43) and the capitals of the Integrated Report to which the reported contents refer.

CAPITALS

- Manufactured
- Intellectual
- Financial
- Social
- Human
- Natural

The information presented was reviewed by representatives of Eletrobras' corporate sustainability team, who are responsible for coordinating the preparation of the Annual Report in accordance with the relevant international sectoral and sustainability standards. The final report was approved by the Eletrobras Executive Board and Board of Directors. **GRI 2-14**

The report was independently assured and audited by a third party with respect to its non-financial information (see more on page 146)[1]. Financial information was assured through Eletrobras' **Financial Statements**. **GRI 2-5**

For questions, suggestions, or information requests, please contact: GRI 2-3

- **E-mail:** **sustentabilidade@eletrobras.com**
- **Sustainability Channel**

[1] This report is in its third edition due to adjustments and/or additional explanatory notes on pages 8, 82, 124 and 125, and in the Indicators Booklet (tab 'Climate Strategy', indicator 305-4).

ADDITIONAL DOCUMENTS

In addition to the Annual Report, we publish complementary documents that expand on the results and add value to Eletrobras' sustainability and transparency strategy. These include:

- **Executive Summary:** highlights the main points of the Annual Report;
- **Indicator Booklet:** provides detailed consolidated results by subsidiary and Special Purpose Entity (SPE);
- **Emissions Inventory:** presents data related to the company's greenhouse gas (GHG) emissions.

Click here to access the 2024 Indicator Booklet.



Sector 69kV of LT Balsas III - Eletrobras Collection

Message from Management

GRI 2-22

In 2024, Eletrobras made significant progress by implementing essential processes to ensure sustainability and restore its growth capacity — key factors for the long-term success of the company.

Throughout the year, we invested over R$ 600 million in innovation projects, positioning ourselves as one of the sector's leading companies in new technologies and innovative solutions.

Projects such as the Coxilha Negra Wind Farm, Transnorte Energia (TNE), and the Itaipu HVDC (high-voltage direct current) system were resumed, demonstrating our ability to drive sustainable growth while maintaining strong performance and results.

The Tucuruí and Paulo Afonso power plants are undergoing the largest investment efforts in their history. In 2024, modernization programs across our assets totaled over R$ 6.3 billion. Additionally, the results from the year's transmission auctions point to another R$ 5.6 billion in expected investments.

The year also marked the simplification of our corporate structure, with the merger of our subsidiary Furnas into the holding company. Through a strong integration of teams and cultures, we streamlined systems and processes to bring more efficiency and excellence to our operations.

Our financial transformation also brought positive results. In 2024, we reached a total gross revenue of R$ 47,725 billion, a 7.31% increase compared to the previous year.

From an operational standpoint, we generated 143,487.2 GWh of electricity, accounting for 21.2% of the country's total installed capacity. Of this amount, 97% came from renewable sources.

Eletrobras continues to grow and strengthen, driven by evolving perspectives from customers and regulators in a constantly changing market that demands low-emission energy.

In this context, we took another step on our decarbonization journey by beginning the divestment of our gas-fired thermal portfolio, a process that will conclude in 2025. This follows the sale of our only coal-fired asset, completed in 2024, reaffirming our commitment to clean power generation and transmission.

In this new scenario, serving our clients by driving business solutions has become a core pillar of our strategy. We launched a new customer relations office in São Paulo (SP), increasing our client base by 65% compared to 2023.

In 2024, we also contributed over R$ 924 million to Regional Development Funds. These funds support revitalization efforts in the São Francisco and Parnaíba river basins, areas around the Furnas reservoir, as well as decarbonization and navigation initiatives in the Amazon region.

We achieved all these results while continuing to create value beyond our core business. Our actions are guided by nine Sustainable Development Goals (SDGs) prioritized by the company and the ten Principles of the UN Global Compact, which we have supported since 2006.

Believing strongly that our people are essential to building a relevant and innovative company, we advanced in two key areas for our future: safety and people management.

Life comes first is a non-negotiable commitment for Eletrobras. We continuously work to strengthen our safety culture by focusing on concrete actions and leadership by example.

In 2024, we reduced the accident frequency rate by 42.96% compared to the previous year - a significant drop resulting from careful and focused health and safety management.

As part of our workforce development strategy and to ensure operational continuity, we continued our voluntary and mutual dismissal programs, along with recruiting and training new professionals.

We also believe that encouraging employee engagement and development is crucial for Eletrobras's transformation journey. Strengthening our culture is key to creating a more diverse, inclusive, and collaborative work environment, with a strong focus on employee well-being.

Together with our employees, shareholders, suppliers, clients, communities, and all other stakeholders, we are building the foundation that will support Eletrobras for decades to come.



***Transmission Towers** - Eletrobras Collection*

Highlights from 2024

OPERATIONAL PERFORMANCE

- **Incorporation of Furnas** into the holding company's operations;
- **R$ 5.6 billion** invested in transmission auctions, with 4 lots won;
- **143,487.2 GWh of energy generated**, 97% of which came from renewable sources;
- **44,245.7 MW of installed capacity** (21.2% of national capacity);
- Greatest availability of Transmission Lines in history **(99.97%)**;
- **R$ 47,725 million** in total gross revenue;
- **+R$ 600 million** invested in innovation.

ESG AND CLIMATE STRATEGY

- **Creation of the Sustainability Committee** to monitor the ESG (Environmental, Social and Governance) strategy;
- **Preparation of an ESG roadmap** as a product of the Sustainability Journey;
- **First ESG roadshow** in Europe;
- Submission of **science-based targets to SBTi;**
- Start of the sale of the remaining **thermoelectric portfolio**;
- Adherence to the recommendations of the **Task Force on Nature-related Financial Disclosures (TNFD)** for nature-related reporting;
- **International partnerships established** for the production of green hydrogen, contributing to the legislative advancement of this agenda.

PEOPLE AND VALUE RELATIONSHIPS

- Approval of the **Human Rights Policy;**
- **New health and safety initiatives**, such as the launch of the comprehensive health model;
- **290.9 thousand hours of training**, with an investment of R$25.5 million[1];
- Progress in energy sales, **with 751 active customers;**
- Creation of an area dedicated to the issue of **indigenous and traditional peoples**;
- **Free, Prior and Informed Consent (FPIC)** in new ventures, respecting the rights of traditional peoples;
- **R$ 49.5 million** in Private Social Investment (PSI).

[1] Please note that, since the republication of the 2024 Annual Report on June 2, 2025, the information regarding the total number of training hours presented on this page has been corrected.

Material Topics

GRI 3-1 | 3-2

To define the content of this Annual Report, we relied on the materiality matrix developed in 2023, which highlights the most relevant topics for our value generation in environmental, social, economic, and governance aspects. GRI 3-1

Based on the double materiality approach presented by the GRI and the European Sustainability Reporting Guidelines (ESRG), the matrix supports the reporting of topics that have the greatest impact on stakeholders as well as those with the greatest financial impact on the organization. GRI 3-1

The prioritized topics were assessed and approved by Eletrobras' senior leadership in 2023, and the Board of Directors was informed about the material topics covered in the 2024 Annual Report. GRI 2-14, 3-1

Following the guidelines' criteria, we carried out research on the company's external and internal contexts in six stages: GRI 3-1

Capital market analysis

Review of key sectoral topics identified by capital market sustainability guidelines and frameworks such as the Dow Jones Sustainability Index (DJSI), MSCI, RepRisk, Sustainalytics, ISS ESG, TCFD, GRI, and SASB.

Sector analysis

Assessment of topics relevant to companies recognized as sustainability leaders in the sector.

Stakeholder feedback

Online survey conducted with 12 stakeholder groups, involving 960 participants.

Executive feedback

Interviews with company executives and leaders.

Sustainability Committee

Open consultation with corporate sustainability representatives at Eletrobras, with 45 participants.

Strategic Planning

Review of ESG topics prioritized in Eletrobras' Strategic Plan guidelines and objectives.

More details on the methodology, development process, and materiality results are available in the 2023 Annual Report.

Audiences consulted in the materiality research


MEMBERS OF OTHER COMPANIES
SHAREHOLDERS
MANAGERS
CUSTOMERS
EMPLOYEES
GOVERNMENT
PARTNERS
SPONSORED
SUPPLIERS
CIVIL SOCIETY REPRESENTATIVES
SERVICE PROVIDERS
RESIDENTS OF THE COMMUNITIES CLOSE TO THE OPERATIONS

As a result, we listed 12 priority topics for Eletrobras, of which ten are material topics and two are relevant topics. **GRI 3-1**

These topics are interconnected and cross-sectional to our strategy, allowing greater understanding about our impacts and serving as a guide for the reporting of ESG actions. **GRI 3-2**

Material Topics	Impacted SDG	Impacted Capital
1. Worker health, well-being and safety	3 and 8	Social, Human
2. Climate change and energy transition	7, 9, 11 and 13	Manufactured, Financial, Natural, Social
3. Biodiversity and Ecosystem Services	14 and 15	Social, Natural
4. Community relationship	10, 11, 15 and 16	Social, Natural
5. Ethics, integrity and compliance	16	Social
6. Water resources management	6 and 12	Social, Natural
7. Innovation and technology	7, 8, 9 and 13	Manufactured, Financial, Human, Intellectual
8. Customer relationship	7, 9, 11 and 13	Social, Financial
9. Employee attraction and retention	8 and 10	Human, Intellectual
10. Government relations and *advocacy*	16	Social, Financial, Natural
Relevant Topics		
11. Diversity, inclusion and anti-discrimination	8 and 10	Social, Human
12. Tax strategy	16	Financial

MANUFACTURED · FINANCIAL · HUMAN · INTELLECTUAL · SOCIAL · NATURAL



CHAPTER 1

ELETROBRAS

Transmission line Ivaiporã - Salto Santiago *- Danilo Deni Alves*

Profile

GRI 2-1 | 2-2

We are Eletrobras (Centrais Elétricas Brasileiras S/A), the leading company in electricity generation and transmission in Brazil. GRI 2-1, 2-6

We are responsible for generating 21.2% of the country's total installed capacity, with 97% of our energy coming from low greenhouse gas (GHG) emission sources. In this way, we help ensure that Brazil's energy mix remains one of the cleanest and most renewable in the world.

We were founded in 1962 as a state-owned company and went through a capitalization process that was completed in 2022. Our shares are traded on the São Paulo Stock Exchange (B3) and the New York Stock Exchange (NYSE).

We operate across all regions of Brazil, contributing to the country's electricity generation and transmission systems through our own operations and through our subsidiaries CGT Eletrosul, Chesf, and Eletronorte. We also control a holding company, Eletrobras Eletropar, which operates in the financial sector. **GRI 2-2**

We have 100% control of seven Special Purpose Entities (SPEs), through which we develop generation and transmission projects. We also hold direct and indirect investments in 63 other SPEs focused on the same areas. **GRI 2-2**

In recent years, we have improved our performance in the electricity trading segment, strengthening relationships with our customers throughout 2024 (learn more on page 54). **GRI 2-6**

Click here to access Eletrobras' shareholder structure.



Transmission Towers - Eletrobras Collection

Vision

To be the foremost infrastructure and renewable energy solution platform for customers, maximizing shareholder value in a sustainable manner, through organizational excellence and efficient capital allocation.

Purpose

Taking care of the planet, delivering **the energy we believe in**

Values

Life comes first

Our commitment is to life and the environment. When it comes to safety, health and physical integrity, we prioritize the entire accident prevention cycle and spare no effort or resources to take care of our assets.

Our energy comes from people

Always learn and teach: knowledge is the basis for our people. We create an attractive environment with opportunities for learning, teaching, development and collaboration. All of our people are treated fairly and respectfully. Inclusion and psychological safety underpin our daily lives.

Integrity always

Trust and integrity are the basis of our relationships inside and outside the company. Ethics, transparency and respect generate solidity and guide our interactions and attitudes that perpetuate in our business.

Our excellence makes the difference

We seek excellence with humility in everything we do and are committed to company-wide impact. Collective and individual results are recognized, rewarded with meritocracy and celebrated with enthusiasm.

Innovate to generate value

We are entrepreneurial and dare to build the future, taking risks and learning quickly, focused on strategy. We value and encourage knowledge by being protagonists in the current and future needs of our customers, which inspire us to always innovate.

Eletrobras

Our operations

Generation

Installed capacity of 44,245.7 MW, of which:
- **67.4%** corporate ventures
- **32.6%** SPEs.

Generation of 143,487.2 GWh, of which:
- **95.6%** hydro;
- **1.5%** wind;
- **<1%** solar;
- **2.8%** gas thermoelectric.

21.2%
of the national installed capacity[1]

Transmission

Transmission lines with 74,013 km length at all voltage levels, including:
- 66,760 km corporate lines;
- 7,253 km participation in SPEs.

37%
of the country's total transmission lines[2]

[1] Compared with data from the National Interconnected System (SIN) from December 2024 | [2] Compared with data from the National Interconnected System (SIN) from December 2023.

UNSTOPPABLE ENERGY

We generate and transmit energy throughout the country. Through water, wind and solar sources, our energy is generated at all times, regardless of the season, strengthening the electricity matrix and contributing to the country's development. GRI 2-6


NATIONAL PRESENCE
RR
AP
AM
PA
MA
CE
RN
PB
PE
PI
AL
SE
AC
RO
TO
BA
MT
DF
GO
MG
ES
MS
SP
RJ
PR
RS
Wind
Wind SPE
Wind SPE 100%
Thermal
Hydroelectric
Hydroelectric SPE
Hydroelectric SPE 100%
Hydroelectric Shared Ownership
Solar
[1]HPP Santo Antônio has 99.74% share.

Eletrobras

Since 2023, we have held 100% of the shares of Eletrobras Chesf, CGT Eletrosul, Eletronorte, and Furnas - the latter of which was incorporated into the holding company in July 2024.

Consequently, we have strengthened our operations throughout the national territory and have established ourselves as the largest electric power generation company in Brazil.

INCORPORATION OF FURNAS

In January 2024, we communicated to the market the approval of the incorporation of the subsidiary Furnas into the holding company, a process concluded in July. GRI 2-6

This action represents a significant milestone for Eletrobras' corporate reorganization and the simplification of our structure, as outlined in the 2023-2027 Strategic Plan.

The process was accompanied by a robust operational effort, focused on the integration of teams, the strengthening of organizational culture, and the harmonization, optimization, and standardization of systems and processes, consistently prioritizing excellent performance.

The holding company's activities that incorporate the operations of Eletrobras Furnas are now designated "Southeast Operation."

For further information, please refer to the **Material Fact**.

HPP Teles Pires - Eletrobras Collection



Eletrobras
P&D
Generation and transmission[1]
Participations[1]
CEPEL
1974
Southeast Operation[2]
100% OF SHARES
2024
Eletrobras Eletronorte
100% OF SHARES
1973
Eletrobras Chesf
100% OF SHARES
1945
Eletrobras CGT Eletrosul
100% OF SHARES
1968
Eletrobras Eletropar
83.7% OF SHARES
1945
Eletronuclear
35.3% OF COMMON SHARES
1968
Baguari
100% OF SHARES
Brasil Ventos
100% OF SHARES
Santo Antônio
99.7% OF SHARES
Retiro Baixo
100% OF SHARES
Triângulo Mineiro Transmissora
100% OF SHARES
Teles Pires
100% OF SHARES
Eólica Ibirapuitã
100% OF SHARES
Year of incorporation

[1]Considers only the most relevant holdings and SPEs. [2] Considers the incorporation of Eletrobras Furnas into the holding company's operations as of July 1, 2024.

Optimization of Administrative Offices

Following the integration of Furnas into the holding's operations in July 2024, we began restructuring the company's work teams and optimizing the use of corporate properties.

The two administrative offices, previously used separately by the holding company and Eletrobras Furnas, were consolidated into the Barão de Mauá Building – formerly the subsidiary's headquarters. We then initiated the decommissioning, lease termination, and sale of the other properties.

This move helped to better align our physical space with operational needs, resulting in reduced administrative costs, improved operational efficiency, and support for Eletrobras' cultural transformation.

The ongoing optimization plan led to a reduction of R$6 million in 2024 in recurring expenses related to personnel, materials, services, and other costs (PMSO), in addition to R$3 million saved in rental expenses. For 2025, savings of R$12 million in rental expenses are already secured, with the potential for further recurring reductions.

The relocation of teams to the Barão de Mauá Building prompted renovations to its internal areas, bringing the following benefits:

- Improvements to data and network infrastructure;
- Standardization of multimedia equipment for videoconferencing;
- Modernization of the Board of Directors' meeting room;
- Creation of a restaurant with an industrial kitchen and dining area;
- Replacement of chairs to enhance ergonomics and comfort;
- Automation of the air conditioning system, improving efficiency and thermal comfort;
- Creation of collaborative and human-centered spaces with more integrated and stimulating environments that promote well-being;
- Redesign of the ground floor to enhance the building's entrance area;
- Establishment of the "Nossa Energia Arena" and the "Espaço Saúde Integral" for meetings and well-being initiatives.

U.S. GREEN BUILDING COUNCIL LEED GOLD USGBC

The unification of the headquarters is advantageous from an environmental standpoint, because, in addition to reducing water and energy consumption, the Barão de Mauá Building has LEED Gold - Core & Shell (Leadership in Energy and Environmental Design) certification, which classifies it as sustainable.

Among the attributes that contribute to the building's sustainability, we highlight:

- Ecological plumbing equipment;
- Energy-efficient air conditioning system;
- Natural lighting, reducing energy consumption;
- Selective waste collection;
- Soleil louvers, which provide improved thermal comfort and energy efficiency.

Leadership and transformation

Throughout 2024, we continued the company's restructuring process and the pursuit of our long-term sustainability, with a focus on establishing new processes and regaining the capacity for growth and investment.

It was a year of intense transformations, centered on the execution of strategies such as the restructuring of the Eletrobras companies and the net-zero target, established in the previous year, which began to define the company's direction following capitalization.

In this regard, we worked to consolidate the company as a private entity, with robust governance and management practices, in alignment with the corporation model[1], which strengthens our reputation and credibility in a business environment that is complex from a regulatory and capital standpoint.

[1] "Corporation" was the model adopted by the legislator when defining the privatization process of Eletrobras. Through this model, upon being capitalized with the dilution of the Union's shares, the company ceased to have a controlling shareholder, with legal and statutory rules to discourage the concentration of capital and restrict the political power of shareholders to a limit of 10% of the voting share capital.

CHESF Wind Casa Nova - André Schuler



The evolution of Eletrobras after capitalization (2022 - 2024)

2022
PRIVATIZATION

- Transmission Auction (1 lot sold)
- Approval of Eletrobras' Bylaws
- 182nd EGM (Aug/22): election of the new Board of Directors, with a term until 2025
- 1st Voluntary Dismissal Program (PDV)
- 185th EGM: decision on incorporation of 100% of the shares of subsidiaries
- Resumption of works by Transnorte Energia (TNE) - Manaus-Boa Vista transmission line

2023

- Start of Regional Fund contributions
- Establishment of the Net Zero 2030 Commitment
- Creation of the Vice-Presidencies
- Transmission Auction (1 lot sold)
- 2nd Voluntary Dismissal Program (PDV)
- Integration into the B3 Diversity Index for the 2nd consecutive year
- Repositioning of the Compliance Program
- Acquisition of control of the SPEs Baguari, Teles Pires and Retiro Baixo
- Establishment of the information security shielding program

2024

- Structuring the sales team
- Launch of the 1st Trainee Program
- Transmission auctions (4 lots sold)
- Reaching the milestone of 300 end consumers
- Start of negotiations on the Collective Labor Agreement (ACT 24-26)
- Sale of natural gas thermal plants
- Establishment of the Sustainability Committee
- Centralization of the Shared Services Center (SSC)
- Optimization of operation centers
- Meeting with suppliers
- Incorporation of Eletrobras Furnas into the holding company's control (Southeast Operation)
- Partial sale of the participation in the Paulista Electric Energy Transmission Company (CTEEP)
- Transmission tariff review
- Obtaining the Gold Seal of the Brazilian GHG Protocol Program
- Agreement with Itaipu for works on the HVDC system[1]
- Resolution of Amazonas Distribuidora (resolving its default with Eletronorte)
- Inauguration of the Climate Monitoring Center
- Enhancement of asset management
- Establishment of the Institutional Relations Policy
- Approval of the Human Rights Policy

[1] High voltage direct current (HVDC) system.



Cerro Chato I, II and III - Vanderlei Tecchio

We invest in the modernization of assets to ensure our ability to **generate and transmit the energy the country needs,** while also addressing the challenges posed by climate change.

In total, investments in our generation and transmission assets amounted to over BRL 6.3 billion in 2024, with the Tucuruí and Paulo Afonso power plants receiving the largest investment actions in their history.

Projects such as the Coxilha Negra Wind Farm, the Manaus–Boa Vista transmission line by Transnorte Energia (TNE), and the Itaipu high-voltage direct current (HVDC) system were resumed (see pages 46 and 49), demonstrating our ability to grow the company sustainably.

We also accelerated investments in transmission infrastructure, with BRL 5.6 billion allocated through auctions, supporting progress in the company's ESG strategy (see page 48).

Finally, we reaffirm our commitment to a net zero journey by 2030, which also includes the divestment of thermal power plants (see page 60).

Contents
Welcome
Eletrobras
Corporate Governance
Excellence Performance
Climate Strategy
Innovation and Technology
Environment
Communities
The Energy of People
Value Relationships
Appendices

Strategic Planning

In line with changes in the Brazilian and global landscape, as well as with the evolution of Eletrobras' structure and strategy, we have developed the **2025+ Strategic Plan.**

Aiming to strengthen our value creation efforts, the planning process took into account the needs of our key stakeholders - customers, shareholders, employees, society, suppliers, and the regulator - along with the external environment, economic and technological trends, and regulatory assumptions.

The new 2025+ Strategic Plan defines Eletrobras' Vision for 2028 as: "To be the foremost infrastructure and renewable energy solution platform for customers, maximizing shareholder value in a sustainable manner, through organizational excellence and efficient capital allocation."

Learn more about Eletrobras' ESG strategy on page 39.

The Plan reaffirms the ambition outlined in the 2023–2027 Strategic Plan and focuses the company's strategy on three main guidelines:


E
C
K

ORGANIZATIONAL EXCELLENCE (E):
To be a functional organization, with alignment between strategy, processes, structures, people, and incentives, ensuring efficiency, being capable of achieving defined goals and thriving in constantly changing environments.

CUSTOMER FOCUS (C):
To be the most comprehensive platform for infrastructure and renewable energy solutions for customers, anticipating needs, offering products, and orchestrating business.

CAPITAL ALLOCATION (K):
To maximize the company's value generation, directing efforts to meet the needs of the system and customers, maintaining financial discipline and contemplating opportunities for stock repurchase and issuance.

To measure the reach of the strategy and objectives defined for each guideline, we defined a series of indicators and goals to be monitored throughout 2025.

Value creation model

The sustainable performance of Eletrobras companies is illustrated by our Value Creation Model, which meets the Integrated Reporting Standard (IIRC) and shows how the business transforms inputs into products, generating value not only for the company, but for society, the environment and our stakeholders.

MANUFACTURED CAPITAL

INPUTS
- Power plants
- Transmission lines
- Equipment
- Offices

VALUE CREATION
- Reliability in energy supply
- Improvement in the country's infrastructure
- Safety in operation

FINANCIAL CAPITAL

INPUTS
- Financial resources
- Revenue
- Investments

VALUE CREATION
- Distribution of dividends
- Financial return on capital invested
- Tax payment

HUMAN CAPITAL

INPUTS
- More than 7,700 professionals
- New hiring process

VALUE CREATION
- Professional growth/training
- Hiring predictability
- Health and safety promotion
- Quality of life
- Ethical, transparent and equitable relationship


ENERGY GENERATED AND TRANSMITTED, CONTRACTS, SERVICES AND PRODUCTS
GENERATION
TRANSMISSION
MARKETING
OTHER BUSINESSES

Stakeholders

» Customers
» Investors, shareholders and market analysts
» Government, parliamentarians and regulatory bodies
» Society
» Communities
» Partners, sponsors and suppliers
» Workforce and families
» Press and opinion leaders

INTELLECTUAL CAPITAL

INPUTS
- Dedicated R&D team
- Structured innovation process

VALUE CREATION
- Research, development and innovation

NATURAL CAPITAL

INPUTS
- Water, wind, sun and gas used to generate electricity

VALUE CREATION
- Energy generated from hydro, wind and solar sources

SOCIAL CAPITAL

INPUTS
- Structured community relationship process
- +750 customers
- Government relations and advocacy

VALUE CREATION
- Supplier training
- Fair price (sustainable) contracts
- Contribution to sustainable development
- Participatory dialogue
- Energy availability for all, with lower risk of socio-environmental impact
- Fostering a more sustainable supply chain
- Fostering respect for human rights
- Employment and income generation
- Integrity (ethical, legal and transparent conduct)
- Private social investment
- Improving the living conditions of affected populations
- Affordable energy
- Partnership in public policy management
- Participation in structuring projects
- Valuing the brand and corporate reputation

CHAPTER 2

CORPORATE GOVERNANCE



SDG

CAPITALS

***Barão de Mauá Building** – Photo: Eletrobras Collection*

Governance Structure

Eletrobras' corporate governance structure is composed of the General Shareholders' Meeting, Fiscal Council, Board of Directors and Executive Board. Internal Audit and Advisory Committees are linked to the Board of Directors. The Governance Secretariat and Corporate Governance are linked simultaneously to the Vice-Presidency of Governance and the Board of Directors. **GRI 2-9**


General Shareholders Meeting
Fiscal Council
Board of Directors
Internal Audit
Governance Office
Corporate Governance
Risk and Audit Committee
People and Governance Committee
Strategy Committee
Legal Affairs Support Committee
Sustainability Committee
Chief Executive Officer
Executive Marketing Committee
Vice-Presidency of Operations and Security
Vice-Presidency of Expansion Engineering
Vice-Presidency of Commercialization and Energy Solutions
Vice-Presidency of Strategy and Business Development
Vice-Presidency of Regulation, Institutional and Market
Vice-Presidency of Finance and Investor Relations
Vice-Presidency of Governance, Risks, Compliance and Sustainability
Vice-Presidency of Supplies and Services
Vice-Presidency of People, Management and Culture
Legal Vice-Presidency
Vice-Presidency of Innovation, R&D, Digital and IT

THE EVOLUTION OF ELETROBRAS' GOVERNANCE AFTER CAPITALIZATION

- **AUG 2022** – New board was elected and took office
- **OCT 2022** – Corporation model Bylaws
- **DEC 2022** – Remuneration Model
- **DEC 2022** – Corporate Governance General Guidelines
- **JAN 2023** – Wholly-Owned Subsidiaries Model
- **MAR 2023** – Nomination Policy
- **APR 2023** – Revision of the Bylaws
- **MAY 2023** – The boards of the holding company and subsidiaries were remodeled
- **AUG 2023** – Related Party Transactions and Conflict of Interest Handling Policy
- **AUG 2023** – Compliance Policy
- **NOV 2023** – Remuneration Policy and Indemnity Policy
- **MAR 2024** – Unified Authority Rules
- **APR 2024** – » Election of member appointed by the BoD » Review of action plans
- **JUN 2024** – Validation Proposal Competency Matrix Indemnity Policy
- **MAY 2024** – Investee Representatives Manual
- **JUN 2024** – Review of the Committees' internal regulations
- **MAY 2024** – Review of the BoD's internal regulations
- **SEP 2024** – Creation of the Sustainability Committee

General Shareholders Meeting

The General Shareholders Meeting is the main decision-making body of Eletrobras. It brings together shareholders to decide on key matters concerning the company's future, as established by law and the Company's Bylaws. **GRI 2-9**

Held annually, or when required by law or deemed necessary by the Board of Directors, the General Shareholders Meeting is responsible for: **GRI 2-9**

- Electing and removing members of the Board of Directors and the Fiscal Council;
- Approving management accounts, financial statements, and proposals for profit allocation and overall compensation of the executive team.

Board of Directors

The Board of Directors (BoD) is Eletrobras' main governance body, responsible for guiding the company's business. **GRI 2-9**

The Board defines the company's strategic direction, ensures the proper functioning of corporate governance systems, risk management, and internal controls, and safeguards the orderly succession of leadership. Its actions aim to support the organization's long-term interests, continuity, and sustainable value creation. **GRI 2-9, 2-10**

Our Board of Directors is composed of nine sitting members - seven men and two women - including five independent members. The average term of service is 3.31 years. GRI 2-9

Board members are elected by the General Shareholders Meeting for a unified two-year term and may be re-elected. The election process follows legal requirements and is governed by the Company's Bylaws and Nomination Policy, with support from the People and Governance Committee. **GRI 2-10**

The Internal Regulations of the Board of Directors establish its operating rules and its relationship with other governance bodies, outlining its responsibilities and duties in accordance with the Bylaws and current legislation. GRI 2-9

Eletrobras promotes diversity in the composition of the Board, aiming to ensure a broad range of experiences, qualifications, and professional expertise. This approach enhances the quality and safety of the decision-making process. To support this, the Board uses two key tools: the Periodic Performance Evaluation and the Board and Support Committees Competency Matrix. GRI 2-10

In addition to meeting the legal requirements regarding minimum qualifications, experience, and knowledge of the business environment and the company's goals, the selection of Board members also considers gender, age, ethnicity, and cultural background (see more about diversity in governance bodies on page 133). GRI 2-10

Board members must have a good reputation, moral integrity, and sufficient availability to perform their duties. GRI 2-10

Click here to learn more about the composition of Eletrobras' governance bodies.

The Board plays a key role in guiding Eletrobras' corporate strategy. Each year, the Board leads the development of the Strategic Plan, which defines guidelines and objectives to guide the company's operations and seize business opportunities over the next five years. GRI 2-12

The implementation of the corporate strategy is monitored annually by the Board and the Strategy and Sustainability Committees. Through regular meetings, these bodies assess the company's performance against strategic goals, which is the basis for decision-making regarding maintaining the current course or making adjustments, always aiming to maximize value for the business and shareholders. GRI 2-12

Fiscal Council

The Fiscal Council is responsible for monitoring the actions of the company's management and monitors budgetary, financial, and asset-related activities. GRI 2-9

It reports directly to the General Shareholders Meeting, which elects its members in accordance with applicable laws. The Fiscal Council currently consists of four full members and four alternates. It meets monthly on a regular basis and may be convened for extraordinary meetings when needed. GRI 2-9

Committees

Eletrobras has five advisory committees that support the Board of Directors in strategic matters, allowing greater speed, security and technicality in the decision-making process: GRI 2-9, 2-13

Audit and Risk Committee: Advises the Board on matters such as auditing, accounting, risk management, internal controls, and financial management.

Strategy Committee: Supports strategic planning, business transactions, capital structure, and topics related to research and innovation.

People and Governance Committee: Provides guidance on organizational identity, culture, and other people and corporate governance-related matters.

Legal Affairs Support Committee: Monitors legal matters, focusing on dispute resolution and judicial and extrajudicial settlements. This committee is non-statutory.

Sustainability Committee: Evaluates, issues and monitors recommendations on the sustainability strategy. This committee is also non-statutory.

Committee members, whether Board members or external experts, are appointed by the Board of Directors, following its Internal Regulations and Eletrobras' Bylaws. GRI 2-13

Internal Audit

The Internal Audit reports to the Board of Directors and aims to add value to the organization by providing independent assessments, advisory services, and expertise to support effective risk and control management. **GRI 2-9**

Its role includes evaluating the effectiveness of the company's processes, testing internal controls, and verifying compliance with internal and external regulations. It also performs operational, management, quality, process, and product audits, as well as other special assignments requested by the Board. **GRI 2-9**

Executive Board

The Executive Board is responsible for managing Eletrobras' business operations and representing the company, guiding decisions based on its risk appetite.

According to the Bylaws, the Executive Board may have up to 16 members. It currently includes 11 Vice Presidents and the President, all elected by the Board of Directors.

The Board is supported by thematic Executive Committees, which are created as needed to provide in-depth technical analysis on management topics. In 2024, the following committees stood out: **GRI 2-9, 2-13**

- **Commercialization Executive Committee**, collegiate, deliberative body subordinate to the Executive Board;
- **Social and Environmental Committee**, with the aim of discussing and supporting decision-making on ESG matters. It includes representatives from the legal, operations, sustainability, and expansion areas.

Click here to learn more about the composition of the Eletrobras Executive Board.

GOVERNANCE IN SUBSIDIARIES

With 100% control of the operational subsidiaries, Eletrobras companies implemented changes in their governance, management, and organizational structure. **GRI 2-9**

The main strategic decisions were centralized, unifying structures, eliminating redundancies, and standardizing previously decentralized processes. **GRI 2-9**

Eletrobras Furnas was incorporated into the holding company's governance, while Chesf, CGT Eletrosul, and Eletronorte maintained their structures composed as follows: GRI 2-9

- General Shareholders Meeting;
- Board of Directors;
- Fiscal Council;
- Audit and Risk Committee;
- Presidency;
- Operation and Maintenance Directorate and Administrative-Financial Directorate.

Board of Directors Performance Evaluation

The People Committee conducts an annual evaluation of the individual and collective performance of the members of the Board of Directors, as well as the collective performance of the advisory committees. These evaluations are independent and carried out by a specialized consultancy. **GRI 2-18**

In 2024, the evaluation methodology included aspects such as: structure and organization, communication with the Presidency and Executive Board, strategy and risk management, succession and development, culture, committee effectiveness, and the individual contribution of the Chair and Board members. The process included: **GRI 2-18**

- Evaluation of the Board and committees as collegiate bodies;
- Individual self-assessments by Board members;
- Peer evaluations;
- Interviews with executive officers who had at least six months of experience working with the current Board composition.

The evaluation report includes a development plan for the Board and a competency matrix of individual Board members, listing relevant experience and skills to help balance the Board's composition. **GRI 2-18**

Senior Leadership Training

The Sustainability Committee (CSUS), established in 2024, is responsible for the ESG strategies and initiatives carried out with our stakeholders (see more on page 39), as well as monitoring Eletrobras' performance in sustainability rankings. **GRI 2-17**

In 2024, the Sustainability Department organized the Sustainability Day to deepen senior management's knowledge of ESG and align Eletrobras' sustainability ambitions. Senior leaders also received training in compliance and participated in the ESG Journey of the Strategic Planning process (see more on page 41), involving both the Executive Board and the Board of Directors. **GRI 2-17**

Compensation Policies

The Eletrobras Board of Directors, supported by the People Committee and aligned with market best practices, defines the variable compensation programs and the fixed monthly compensation for Board members, executive officers, and members of advisory committees. **GRI 2-20**

The amounts are set within the overall compensation cap and are based on approved action plans by the General Shareholders Meeting. The process takes into account responsibilities, time dedicated to duties, competence, professional reputation, and the market value of the services provided. **GRI 2-20**

Eletrobras Strategic Plan established four key guidelines that shape the targets and indicators in our Compensation Model: **GRI 2-19**

- Operational transformation and resilience;
- Reference in ESG practices;
- Innovation and technology;
- Sustainable growth.

Fixed compensation is determined annually and paid in 12 monthly installments. Short-Term Incentives (STI) and Long-Term Incentives (LTI) are linked to the achievement of company results, in alignment with the Strategic Plan. **GRI 2-19**

In the short term, the Bonus Program ties variable compensation to the achievement of each indicator related to the strategic guidelines. In the long term, the main criterion for compensation under the Stock Option Plan is the total shareholder return indicator. **GRI 2-19**

Click here to see Eletrobras Compensation Policy.



LT Londrina Assis - Erick Richard Souza

Ethics and integrity in business

GRI 3-3

Ethics, integrity, and transparency are fundamental values for our organization. To reinforce these principles and to protect both the business and society, we are guided by compliance matters and practices throughout all our operations.

In this regard, the effective management of ethical and integrity risks contributes to building a positive reputation, enhancing the brand's value in the market, generating social responsibility, and ensuring legal conformity.

Through ethical and transparent relationships, we broaden the scope of our actions and encourage our partners to adopt integrity practices in their operations.

Code of Conduct

Eletrobras' Code of Conduct, updated in August, guides our pursuit of sustainable economic development, based on ethical principles. It gathers guidelines on how the company operates and how it expects its professionals and third parties to act to ensure integrity and relationships based on transparency and trust. GRI 2-23

The commitments of the Code of Conduct are detailed in internal policies and regulations, and are applied across four pillars: GRI 2-23

People: Focuses on personnel management, human rights, and quality of life;

Planet: Includes guidelines for climate change, biodiversity, and socio-environmental management;

Governance: Establishes compliance mechanisms to prevent corruption and conflicts of interest;

Prosperity: Aims to generate value through innovation, research, commercialization, and sustainability.

Our strategy incorporates the commitments outlined in the Code through nine priority SDGs, reflecting them in the risk matrix to anticipate risks, avoid negative impacts, and ensure value generation through transparent relationships. GRI 2-23, 2-24

We ensure supplier alignment with the values of the Code of Conduct through contractual clauses, due diligence, and continuous monitoring of technical, financial, legal, and integrity aspects. We also promote awareness among suppliers on these topics. GRI 2-23, 2-24

To encourage employees to support the dissemination of a culture of integrity within the Eletrobras companies, we provide training sessions for all staff, including senior management, focused on anti-corruption practices.

In 2024, 100% of employees, governance body members, and partners in joint SPEs informed about anti-corruption policies and procedures. GRI 205-2

Total trained in anti-corruption practices[1]

- Governance body members: 79.49%
- Managerial-level employees: 95.41%
- Employees with higher education: 96.25%
- Employees without higher education: 94.54%

Complete training data is available in the Indicator Booklet.

[1] The information reported considers Eletrobras holding (including Furnas), Chesf, Eletronorte and CGT Eletrosul.

Compliance Program

Throughout 2024, we worked to strengthen our corporate governance in order to ensure compliance with anti-corruption laws and promote a culture of ethics and integrity across our entire value chain. To support this effort, we relied on our Compliance Program, which is structured around ten key areas based on the pillars of Prevention, Detection, and Evolution.

The Program reinforces our commitment to preventing, identifying, and addressing irregularities, while also promoting individual responsibility for integrity through our Compliance Ambassadors.

In 2024, 121 voluntary professionals from all regions of the country contributed as Ambassadors, helping to strengthen the ethical culture through the dissemination of guidelines, support in carrying out training and mapping opportunities for improvement in training and communication across the company's operations.

Over the year, we also made significant progress in automating monitoring processes, aligned with the Detection and Evolution pillars. The implementation of continuous controls led to greater decision-making security and process enhancements.


Risk Management
Normative guidelines
Integrity culture
Governance Program
PREVENTION
Third Party Compliance
ELETROBRAS COMPLIANCE PROGRAM
Leadership engagement
EVOLUTION
DETECTION
Management of Reports, Investigations and Consequences
Continuous Monitoring, Review and Update
Weakness Remediation
Indicator Intelligence and Tools

Learn more about Eletrobras' Compliance Program here.

Fraud and corruption risks

As part of the Risk Management area within our Compliance Program, we review fraud and corruption risks every two years using the Fraud Risk Assessment (FRA) methodology. This process includes analyzing the internal and external environment, identifying and assessing risks, ranking them by impact and likelihood, and providing recommendations for mitigation. In the most recent review, over 100 risk factors were mapped, 53% of which were related to corruption.

In 2024, we implemented SAP Business Integrity Screening, an advanced software for screening and anomaly detection, designed to minimize fraud risks and reduce financial losses.

With the ability to detect exceptions and perform compliance checks, the system generates alerts for critical scenarios, supporting investigations and enabling a quick response to potential risks. This strengthens the security and integrity of our operations, including the management of consequences in cases of confirmed misconduct.

INTEGRITY ENVIRONMENT

In order to ensure the establishment and maintenance of an environment of business integrity, we conduct preliminary integrity assessments in our relationships with third parties. The process includes the analysis of responses to specific questionnaires and the investigation of information regarding the background of the third party (and its partners) available in public databases. GRI 205-1

Based on the assessments, managed by the compliance area, we develop a heat map with the identified risks and recommendations for mitigating actions to be implemented throughout the contract. GRI 205-1

In 2024, we subjected all 3,204 third parties to risk assessment by the integrity area, of which: GRI 205-1

1,433 customers

838 donations

783 critical suppliers

82 partners

47 sponsorships

16 corporate transactions

3 commodatums

2 social projects

Whistleblowing Channel

We provide a Whistleblowing Channel to enable the safe and anonymous reporting of violations of our Code of Conduct, internal policies, and applicable laws – including breaches of human rights. **GRI 2-25**

Reports submitted through the Whistleblowing Channel are managed by the Compliance Monitoring Department. Each report is assigned a risk level, allowing us to prioritize investigations. **GRI 2-16, 2-26**

Once a report is investigated, the responsible department provides a response to the stakeholder involved. In cases of repeated occurrences or those that indicate weaknesses in the company's processes, recommendations are made to improve operational effectiveness and prevent various risks. **GRI 2-25**

In 2024, we updated the methodology for prioritizing and processing reports to enhance the efficiency of management, investigation, and response.

The channel is available 24/7, every day of the week, through the following contact points: GRI 2-26

» **Website:** https://relatoconfidencial.com.br/eletrobras/index_en.html
» **Telephone:** 0800 721 9885

In November, we conducted a survey on the perception of Eletrobras' internal public regarding compliance channels. The results showed a perceived quality rating of 82%, with the main recommendation being greater leadership engagement. These findings will support action plans to improve the channels throughout 2025. **GRI 2-25**

In 2024, we received 405 valid complaints, including: GRI 2-16


25%
31%
4%
6%
7%
18%
9%
Violations of morals, dignity and personal honor
Violations of Laws or Regulations
Violations of labor and environmental laws
Violations of contracts or commercial negotiations
Violations of physical or sexual dignity
Health and safety incidents
Other classifications

Ombudsman Channel

Supervised by the Integrity Monitoring Department, the Ombudsman Channel entered a new phase in 2024 following the unification of all companies within the group. **GRI 2-25**

The Ombudsman is now responsible for receiving and handling feedback such as complaints, suggestions, compliments, questions, and information requests, which were previously directed to the "Contact Us" channel, discontinued last year. **GRI 2-25**

This change allowed us to centralize all requests in a single channel, avoid duplicated responses, standardize response time and format, and adopt a more robust tool for handling inquiries. **GRI 2-25**

Users may submit their requests, complaints, suggestions, and compliments through: **GRI 2-25**

» **Website:** www.eletrobras.com/canaldeouvidoria
» **Telephone:** 0800 721 3275, Available Monday to Friday, 8am to 8pm

✳ **Information on consequence management and indicators related to channels are available in the 2024 Ombudsman Report.**

Conflict of interests

Situations involving conflicts of interest are guided by Eletrobras' Bylaws and Code of Conduct, which highlight our commitment to building trust-based relationships with all stakeholders. **GRI 2-15**

The **Related Party Transactions and Conflict of Interest Handling Policy** sets clear guidelines to ensure that all Eletrobras transactions follow applicable regulations and adhere to good corporate governance practices, protecting the legitimate interests of the company and its stakeholders. **GRI 2-15**

These guidelines include refraining from negotiating, evaluating, or approving transactions that may involve business interests conflicting with those of the company or the use of confidential information. **GRI 2-15**

Together with the Nomination Policy and the Compliance Policy, these documents establish that members of the Board of Directors of Eletrobras and its controlled companies must undergo an integrity check before being elected. They are also responsible for preventing and managing situations involving conflicts of interest or differences of opinion. **GRI 2-15**

Our Compliance Management Platform allows employees, managers, and executives to submit inquiries related to conflicts of interest and register corporate courtesies and relationships with public officials. Through this platform, the compliance team can handle both general and specific conflict situations and carry out proper monitoring. **GRI 2-15**

Through the Reference Form, we annually disclose individual information about politically exposed persons, their main affiliations, independence status, and their relationships with the company and related parties. **GRI 2-15**

COMPLIANCE AND INFORMATION SECURITY WEEK

Considering that professionals are essential to maintaining an ethical, integral, and threat-free corporate environment, we held the Compliance and Information Security Week in November.

The Week included several initiatives and lectures focused on topics such as conflicts of interest, information leakage, relationships with public agents, misconduct, and fraud.

Approximately two thousand employees participated in the events, both in person and remotely, generating a 373% increase in the number of subscribers to the Information Security community on the company's internal communication platform. The compliance lectures had 3,540 attendees, with a positive evaluation of 85%.

Human rights

GRI 3-3

Given the nature of our activities, we face the challenge of ensuring full respect for human rights across all our stakeholder relationships. With the growing importance of this issue, throughout 2024 we continued to implement various initiatives aimed at strengthening our engagement with people affected by our operations and with our workforce.

Independent Human Rights Assessment

Eletrobras' Human Rights Policy includes the implementation of Human Rights Due Diligence (HRDD) processes to identify potential impacts of our operations, as well as to develop prevention and mitigation mechanisms and ensure proper monitoring. GRI 2-25

In 2024, we completed the first independent Human Rights Impact Assessment (HRIA) in the history of the Brazilian electricity sector. This assessment focused on the Paulo Afonso Hydroelectric Complex (BA) and followed a five-step methodology:

1. **Planning and scope;**
2. **Data collection and baseline development;**
3. **Impact analysis;**
4. **Mitigation and management of impacts;**
5. **Reporting and evaluation.**

The initiative was carried out independently by specialized consulting firms and involved listening to three key groups: direct and third-party employees, local communities around the facilities, and partners.

The final report identified improvement opportunities, which were addressed through action plans. These plans include recommendations for the responsible areas to map and implement initiatives in the coming year.

Learn more about our community engagement initiatives on page 103.

HUMAN RIGHTS POLICY

In December 2024, Eletrobras' Human Rights Policy was approved by the company's Executive Board and Board of Directors.

The document reinforces our commitment to ensuring respect for human rights in all activities, operations, and relationships, through effective management systems and structured Human Rights Due Diligence processes.

The Policy serves as a guide for Eletrobras' conduct with its stakeholders and, in the case of communities (learn more on page 103), further enhances our actions to mitigate negative impacts and generate positive impacts, consistent with the company's relevance and scope.

Click here to see the Human Rights Policy.



Asurini - *Eletrobras Collection*

Human Rights Due Diligence (HRDD)

In addition to our own operations, we conduct Human Rights Due Diligence (HRDD) processes in SPEs. By integrating the efforts of our Compliance, Social Responsibility, and Environmental departments, we have developed a third-party ESG due diligence process, which includes human rights aspects.

In 2024, we continued our partnership with the Electric Energy Research Center (Cepel) (see page 78) to further develop the HRDD methodology for SPEs, aiming to improve our management tools on the topic. Results from the application of this methodology in two SPEs were presented, providing a maturity level classification of the companies' human rights management into three categories: emerging, basic, and managed.

Regarding our suppliers, we include contractual clauses that address human rights topics such as forced labor, child labor, sexual exploitation, moral or sexual harassment, and all forms of discrimination.

We periodically monitor compliance with these clauses across our supply chain (see page 142), and penalties are applied in case of violations.

Participation in forums and events

Externally, we maintained our leadership of the Human Rights Working Group for the Electric and Energy Sector within the Global Compact, coordinating the development and publication of relevant materials on HRDD and a just energy transition.

We were also invited to participate as experts in hearings organized by the Ministry of Human Rights and Citizenship and the Public Prosecutor's Office to discuss the National Policy on Business and Human Rights, which is currently under development.

Respect for human rights in third-party relations

To strengthen our human rights efforts, we trained 100% of third-party security personnel working in our operations on Eletrobras' human rights policies and practices. **GRI 410-1**

TRAINING IN HUMAN RIGHTS

In 2024, we promoted human rights training through the Learn MORE program (find out more on page 124). Courses were offered on the themes "Human Rights in Companies and the Electric Sector" and "Introduction to Human Rights," produced in partnership with the Global Compact and the Getúlio Vargas Foundation (FGV).

Over the last year, we trained 100% of our outsourced security professionals[1] in policies and procedures focused on human rights. **GRI 410-1**

[1] Eletrobras does not have its own security personnel, and in 2024, the number of outsourced security personnel, considering only armed security guards, totaled 987 professionals.

The information reported considers Eletrobras holding (including Furnas), Chesf, Eletronorte and CGT Eletrosul.



Tower 390 LT CGT Eletrosul - Salto Santiago - Rafael Schild

Risk management

We have a robust risk management process in place that reflects the concerns of internal stakeholders, investors, and the market as a whole. Our goal is to prevent the occurrence of events that could negatively impact our strategic objectives.

Every potential risk to which Eletrobras may be exposed is covered by our Risk Management Policy, which was reviewed and approved by the Executive Board and the Board of Directors in June 2024.

The Policy outlines roles and responsibilities related to identifying, assessing, treating, monitoring, and communicating risks. Through this document, risk awareness is integrated into strategic decision-making.

The Executive Board and the Board of Directors, through the Audit and Risk Committee, are responsible for evaluating the effectiveness of the entire risk management process. GRI 2-12

Eletrobras' risk management process is divided into the following stages:


Identification >> Assessment >> Management >> Monitoring >> Communication

Based on ISO 31000 and the COSO 2013 and COSO ERM frameworks, we have adopted a three-lines-of-defense model that aligns risk management with our strategies, initiatives, and organizational structure, while also meeting industry, regulatory, and oversight requirements:

- **First line:** represented by business areas, which own and manage risks as part of their activities and provide the necessary information to the risk area;
- **Second line:** composed of the risk and internal control teams, which coordinate and define standards for risk management procedures. This line reports the corporate risk status to the Audit and Risk Committee (CAE), which oversees the entire risk management process and communicates key points to the Board of Directors;
- **Third line:** composed by the Internal Audit, which is responsible for regularly evaluating the effectiveness of risk management and internal control processes. In 2024, an internal audit was conducted on the company's risk management process.

Click here to access Eletrobras' Risk Management Policy in full.

COUNTERPARTY RISKS

Throughout 2024, we implemented a counterparty risk analysis process, with the aim of identifying and managing potential negative impacts arising from Eletrobras contracts.

Our methodology, in line with market best practices, considers the organization's risk appetite level and ensures greater security and efficiency in electric energy trading operations (learn more on page 54).

The assessment includes a financial, credit, and integrity analysis of the counterparties, in order to understand their ability to meet contractual obligations and prevent default or issues of probity.

Risk Matrix

The Executive Board approves the risk matrix, as well as specific norms and guidelines on the subject, defining the risk-owning areas and evaluating the assertiveness of the process. The Board of Directors approves the Risk Management Policy and determines the risk appetite, the monitoring of which is carried out through key risk indicators (KRIs) defined by the business areas, in conjunction with the risk area.

Based on the identification of the risks to which Eletrobras is exposed, we annually consolidate the corporate risk matrix into three pillars: business, ESG, and financial. The ESG pillar includes the topics of climate change, human rights, health and safety (H&S), information security, and fraud. **GRI 2-25**

Following identification, all risks in the matrix are assessed for probability and impact by the responsible areas, with support from the risk management area, generating a heat map with the level of exposure to all risks. Subsequently, action plans are defined for risk treatment, considering the risk appetite defined by the Board of Directors. **GRI 2-12, 2-25**

Risk reporting to the Audit Committee and the Board is carried out quarterly, when the risk area monitors the execution of action plans and the results of the indicators with the responsible areas, also reviewing the level of risk exposure. **GRI 2-25**

With the aim of disseminating the risk management culture within the company, an online risk management course was launched in November 2024, aimed at all employees, using accessible language and a game format, to facilitate the understanding of the main concepts and methodologies on the subject.

Sustainability management

We contribute significantly to creating value for both society and the environment. As such, we guide our business through management practices considered benchmarks in the industry, aiming to enhance our positive impacts and reduce the negative ones.

Since 2023, we have had a Sustainability Department, reporting to the Vice Presidency of Governance, Risk, Compliance, and Sustainability. This department promotes sustainability management practices and integrates the areas of Social Responsibility, Environment, and ESG Management, ensuring more efficient handling of these topics.

We also have a Social and Environmental Committee dedicated to improving the management of environmental matters and community relations (learn more on page 103).

The Board of Directors, supported by the Sustainability Committee (CSUS) and the Strategy Committee (CEST), guides and annually approves the corporate strategy, reviewing and updating the guidelines related to social and environmental sustainability, financial management, and technological innovation. **GRI 2-12**

SUSTAINABILITY COMMITTEE

The Sustainability Committee (CSUS) was established in September to support the Eletrobras Board of Directors in overseeing the company's ESG strategy. GRI 2-13

Through monthly meetings, CSUS members select the main ESG projects for the company – which, in previous years, were addressed by other areas and committees in a non-integrated way – and forward them for deliberation by the Board. GRI 2-13

The creation of the Committee is aligned with Eletrobras' strategic planning and highlights the cross-cutting nature of sustainability within the organization, encouraging ongoing progress on the agenda. GRI 2-13

Throughout 2024, CSUS members received ESG training, and the Committee operates according to Internal Regulations, which can be accessed in full here.



***Seed Bank and Germplasm Island** – Eletrobras Collection*

Transmission Line Biguaçu - Gabriel Avelino Franklin

Sustainability Management System

With the objective of caring for the planet and contributing to the sustainable development of the areas and communities where we operate, we have a Sustainability Management System based on five elements:

RISKS MANAGEMENT:

aims to reduce the materialization of events that may impact our strategic objectives, in favor of preserving and generating shared value.

SUSTAINABILITY POLICIES:

provides for the guidelines that guide actions to promote corporate sustainability, contributing to sustainable development.

IGS SYSTEM:

developed by Cepel, the Corporate Sustainability Management Indicators System (IGS) supports the management of ESG theme indicators for our businesses.

VALUE CREATION MODEL:

sustainability is transversal to our business and demands integrated action to promote best practices and enhance the generation of value for our stakeholders.

INTEGRATED REPORTING:

follows the IIRC structure and the GRI, SASB and TCFD standards, supporting communication about the value we generate for all our stakeholders.

Main ESG initiatives

Sustainability Journey

Over the past year, we developed Eletrobras's Sustainability Journey, with the aim of mapping the most relevant topics for the company's ESG performance, as well as our level of maturity in this agenda.

Throughout the Journey, we defined material themes[1] related to sustainability to guide our performance priorities in the ESG agenda.The process resulted in the development of an ESG roadmap, which was incorporated into our strategy and will establish the guidelines for our actions from 2025 onwards.

The Sustainability Journey is essential for our value generation, as it promotes a strategic view on the topic and allows us to address weaknesses and risks in a constructive and complementary manner to decision-making.

[1] The material topics related to sustainability defined throughout the Sustainability Journey are not the same as those in the company's materiality matrix, presented on page 9, as they have different objectives.

Stages of the Sustainability Journey

1. **Definition of material themes;**
2. **Assessment of the management maturity of ESG themes;**
3. **Analysis of exposure to ESG risks;**
4. **Recommendations for ambition by theme;**
5. **Development of road-maps to increase maturity levels.**

Material Topics of the Sustainability Journey

ENVIRONMENTAL

- Climate change - mitigation and adaptation;
- Energy transition;
- Biodiversity and Ecosystem Services;
- Water resources management.

SOCIAL

- Worker health, safety and well-being (employees and third parties);
- Community relationship;
- Relationship with traditional and indigenous peoples;
- Customer relationship;
- Talent attraction and retention;
- Diversity, inclusion and anti-discrimination;
- Human rights;
- Supply chain management;
- Socio-environmental management in SPEs.



Foz do Chapecó - Eletrobras Collection

ESG roadshow

For the first time, our senior management held an ESG roadshow in Europe to present Eletrobras' sustainability strategy to potential shareholders.

Over the course of four days, we met with 14 investors in Norway, Sweden, England and France to present the company's main sustainability initiatives.

Some of the topics presented were:

- Climate strategy;
- Socio-environmental and human rights actions;
- Governance structure and processes;
- Community relationship.

The meetings also allowed us to understand the market's expectations regarding the performance of Eletrobras and the Brazilian energy market in the ESG agenda, as well as discuss best practices to guide the company's performance in the future.

STAKEHOLDER ENGAGEMENT

Stakeholder engagement is a fundamental tool for promoting integrated and participatory communication with our stakeholders, aligned with the company's sustainability and value generation. This relationship, led by several areas, allows us to disseminate our principles and values, in addition to favoring the creation and strengthening of ethical and trusting bonds. **GRI 2-29**

Throughout strategic planning, we identified the target audiences for engagement by Eletrobras companies, which are presented in the Stakeholder Communication and Engagement Policy. **GRI 2-29**

Therefore, the stakeholders we engage with are: **GRI 2-29**

- Workforce and family members;
- Investors, shareholders and market analysts;
- Communities and society;
- Press and opinion leaders;
- Partners, sponsors and suppliers;
- Governments, parliamentarians and regulatory bodies;
- Customers.

Learn more about stakeholder engagement methods in the 2023 Annual Report.

2030 Agenda

The Sustainable Development Goals (SDGs) are part of the 2030 Agenda established by the United Nations (UN). This agenda includes 17 interconnected goals and 169 specific targets, aimed at addressing development challenges and promoting sustainable growth.

Covering a range of topics aligned with Eletrobras' strategy, we have identified nine priority SDGs in our Strategic Plan to guide our actions.



Awards and recognitions

During 2024, our excellent performance was validated through several awards and recognitions, as presented below.

Valor Inovação Award

We ranked 2nd in the Valor Inovação Award - Brazil 2024, in the ranking of the most innovative electric energy companies in Brazil, and 36th in the general ranking.

ISE B3

We were included in the B3 Corporate Sustainability Index (ISE-B3) 2024 portfolio for the 17th time.

Sustainability Yearbook

We were included in The Sustainability Yearbook, a ranking of the most sustainable companies in the world, for the fourth consecutive year.

Merco

In 2024, we led the ESG responsibility and corporate reputation rankings of the Corporate Reputation Business Monitor (Merco) in the energy sector in Brazil.

Transparência 100% Movement

We were recognized for fulfilling one of the goals of the 100% Transparency Movement, of which we are signatories.

Learn more about the Movement here.

IDIVERSA B3

We are one of the 75 companies listed in the B3 Diversity Index (IDIVERSA), with a focus on gender and race.

Reporting Matters

Eletrobras' 2023 Annual Report was recognized as best practice in the "Operational Context", "Attractive Design" and "Alignment" segments.

Other awards and recognitions received by Eletrobras are described throughout the report.

CHAPTER 3

EXCELLENCE PERFORMANCE



CGT Eletrosul - Giuliano Pereira

SDG

CAPITALS

Operational efficiency

Generation

We ended the year with an installed capacity of 44,245.7 MW, accounting for 21.2% of the national capacity[1]. Of this total, 67.4% corresponds to corporate ventures and 32.6% to Special Purpose Entities (SPEs). **GRI EU1**

This result is 0.9% lower compared to 2023 (44,654.4 MW), due to the commencement of the company's gas asset portfolio disposal process, which reduced the capacity of thermal sources. Conversely, the wind power source is expected to increase further in the coming years, with the start of operations of the Coxilha Negra wind farm (learn more on page 46). **GRI EU1**

We generated 143,487.2 GWh of energy throughout 2024, with 97% originating from renewable and low greenhouse gas emission sources. **GRI EU2 | SASB IF-EU-000.D**

In 2024, we purchased 14,313.4 GWh of energy, in order to allow a better composition of resources and balance the Energy Balance. **SASB IF-EU-000.E**

[1] Compared with data from the National Interconnected System (SIN) from December 2024.

	Installed capacity[2] (MW) GRI EU1	Net generation by source[2] (GWh) GRI EU2	Average availability factor per source[2] (%)[3] GRI EU30	Average efficiency of thermal power generation by source[2] (%) GRI EU11
Solar	0.9	0.9	94.10	-
Wind	681.1	1,712.3	88.92	-
Hydro	42,293.5	137,451.0	94.21	-
Natural Gas	1,270.2	4,323.1	79.98	45.98
Coal	0.0	0.0	0.00	-
TOTAL	**44,245.7**	**143,487.2**	**93.72**	**45.98**

[2] The reported data considers all subsidiaries and SPEs.
[3] The Average Availability Factor by Source indicator considers the absolute availability of hydroelectric plants, which obtained an average ratio of 1.011 between the availability determined and the regulatory reference availability. This is the same ratio used by REN ANEEL 1.033/2022 to calculate the Generation Availability Factor (FID), demonstrating that our operation has an availability higher than the regulatory references. Of the seven largest plants operated by Eletrobras (73% of capacity), only one has a FID lower than 1.

The complete data history can be accessed in the Indicators Booklet.

Installed capacity - corporate (MW)


29,907.6
30,057.6
29,833.84
2022
2023
2024

Installed capacity - SPEs (MW)


12,651.7
14,596.8
14,411.87
2022
2023
2024

Throughout 2024, we invested BRL 1.13 billion in reinforcements and improvements to our generation assets, reaffirming our commitment to the reliability and long-term continuity of our operations.

Start of operations at Coxilha Negra

In 2024, we expanded our clean energy generation capacity with the commercial start-up of nine wind turbines at the Coxilha Negra Wind Farm, located in Sant'Ana do Livramento (RS).

With an estimated investment of over BRL 2.4 billion, the wind farm will comprise a total of 72 wind turbines across three wind power complexes, totaling 302.4 MW of installed capacity.

During construction, approximately 1,300 direct and indirect jobs were created at various stages of the project.

Learn more about the Coxilha Negra Wind Farm here.

Modernization of HPP Tucuruí

In 2024, we made progress on the modernization of the HPP Tucuruí (PA), with an investment of BRL 1.25 billion for the acquisition of new systems and equipment to support the digitalization and upgrade of generating units, including protection, control, supervision, and monitoring.

We also acquired heat exchangers, compressors, transformers, and carried out projects to replace gas-insulated substation (GIS) modules, along with refurbishing gates and the cooling system.

Key milestones in 2024 included the assembly of GIS modules, transformers, and the replacement of a generator in one of the hydraulic units. Also noteworthy was the installation of the Intelligent Cooling System (SiRI), which improved the plant's efficiency and reliability.

With ongoing modernization and the use of advanced technologies such as BIM (see page 76 for more), the plant is becoming more prepared to meet energy demand sustainably and efficiently.

Modernization of HPP Paulo Afonso

HPP Paulo Afonso IV is undergoing the most extensive modernization in its history, with over BRL 600 million in planned investments through 2027.

Planned improvements include the complete replacement of the control and supervision systems of the generating units, replacement of Francis turbine rotors, generator upgrades, and implementation of a step-down system, which will allow the units to operate as synchronous condensers, enhancing the plant's operational capacity.

Such interventions will ensure greater operational reliability, system security balance, and improved asset performance.

Transmission

We ended the year with over 74,000 km of Transmission Lines (TLs), representing 37%[1] of all lines with a voltage level equal to or higher than 230 kV in the National Interconnected System (SIN). **GRI EU4**

Our network grew by 225.07 km over the past year. This marks the highest availability of Transmission Lines ever recorded by Eletrobras, as well as the second-highest transformer availability (99.92%). **GRI EU4**

In addition, we have over 3,000 km of TLs under construction, to be operated in the future by SPEs, with a transformation capacity of 6,500 MVA. **GRI EU4**

In total, the Allowed Annual Revenue (RAP) from corporate Transmission Lines in 2024 amounted to R$ 16,983 million. **GRI EU4**

To support the growth and expansion of our transmission grid, in March 2024, we acquired four lots in ANEEL Transmission Auction No. 001/2024 through Eletrobras Eletronorte (see more on page 48). In total, we secured 1,997 km of lines and added 6,000 MVA in transformation capacity at the awarded substations. **GRI EU4**

[1] Compared with data from the National Interconnected System (SIN) from December 2023.

Evolution of transmission lines[2] GRI EU4 | SASB IF-EU-000.C

	2022	2023	2024
Eletrobras transmission lines (km)	66,942	66,539	66,760
SPEs transmission lines (km)	6,949	7,249	7,253
Eletrobras transformation capacity (MVA)	276,299	278,531	264,535
SPEs transformation capacity (MVA)	21,498	30,874	33,593

[2] Reported data includes all subsidiaries and SPEs.

Transmission operational availability rate[3] (%) GRI EU6

2022	2023	2024
99.96	99.96	99.97

[3] Considers corporate TLs in the basic grid that are entitled to RAP and were in operation throughout the reporting period, including sections that have been cut. Does not include complementary grid lines. Does not include SPEs..

Technical losses due to transmission (%) GRI EU12

2022	2023	2024
0.53	0.50	0.53

TRANSMISSION AUCTIONS

In March 2024, Eletrobras Eletronorte participated in Transmission Auction No. 1/2024, promoted by ANEEL, in which it won four of the 15 lots offered.

For each lot, an integral Eletronorte SPE (Special Purpose Entity) was created: Nova Era Teresina Transmissora, Nova Era Ceará Transmissora, Nova Era Integração Transmissora, and Nova Era Catarina Transmissora SA, signatories of the respective Concession Agreements.

R$ 5.6 billion
of total investment, 30.8% of the total auction offer

10,864 direct jobs
to be generated throughout the implementation of the projects awarded

26.94% to 59.39%
of discounts presented, resulting in savings for consumers

8 states
with works to increase the security and drainage capacity of the SIN

This participation reflects our commitment to investing in the expansion and modernization of the Brazilian electrical system, contributing to the country's energy security and development.

The projects awarded to Eletrobras have three main objectives:

1. Expanding infrastructure: the projects aim to strengthen the transmission network, especially in the Northeast, a region with significant potential for renewable energies, such as wind and solar.

2. Meeting increased demand:
the works will enable meeting the increased demand for electricity, driven by economic growth and the industrialization of the regions involved.

3. Integration of new power plants: the lines will facilitate the outflow of production from new power generation plants, ensuring greater efficiency and security in supply.


E O BRASIL
LEILAO
DE TRANSMISSÃO 1/2024
[B]³

Transmission Auction - Claudio Ribeiro

Grid resilience

Eletrobras System has maintained high performance in the transmission segment in recent years, given the stabilization observed in the number of disturbances that caused load shedding in 2024.

In 2024, the system average interruption duration index (SAIDI) was 2.74 hours – 26% lower compared to the previous year.

Operational Unavailability (SAIDI) SASB IF-EU-550a.2

2022	2023	2024
3.46 hours	3.71 hours	2.74 hours

Construction of the Manaus-Boa Vista Transmission Line (Transnorte Energia - TNE)

We began construction work on the Manaus-Boa Vista Transmission Line, managed by the SPE Transnorte Energia (TNE), which will connect Roraima to the National Interconnected System (SIN). The 721 km long transmission line connects the Boa Vista substation (RR) to Engenheiro Lechuga (AM).

In addition to these two substations, we also started building a sectionalizing substation (SE Equador) in the municipality of Rorainópolis (RR).

This project will reduce Roraima's dependence on fossil fuel-based energy generation, bringing positive social and environmental impacts to the region. It will also help improve internet access by expanding the fiber optic network to the local population.

The transmission line will enable the distribution of around 700 MW of energy from hydropower plants identified in Roraima to other parts of the SIN.

Due to its strategic location, the project also supports the potential for electricity trade with Venezuela, allowing us to expand our operations beyond the national territory. During the construction phase, the project is expected to generate approximately 3,400 direct jobs.



***Waimiri Atroari Delegation Visit** - Mário Vilela*

Since the TL crosses the Waimiri Atroari indigenous land, initiatives are implemented to mitigate and compensate for negative impacts and promote positive impacts on those communities, with a focus on respecting indigenous rights, compliance with legislation and the participation of indigenous people in all stages of construction on their land.
Due to another project, the Balbina hydroelectric plant, Eletrobras has had a relationship with the Waimiri Atroari since the 1980s (learn more on page 110).

Revitalization of the HVDC System in Itaipu

Eletrobras and Itaipu Binacional signed an agreement to revitalize the High Voltage Direct Current (HVDC) transmission system, which is responsible for transporting the energy generated at the plant at 50 Hz from the Foz do Iguaçu substation (Paraná) to the Ibiúna substation (São Paulo).

The modernization of the transmission system strengthens the reliability of Brazil's electric system, ensuring a stable power supply to the country's main consumption centers.

To prevent costs from being passed on to consumers, the project is being financed with R$ 2 billion provided by Itaipu Binacional.

In partnership with the Federal University of Uberlândia (UFU), we also implemented a project that proposes solutions based on virtual and augmented reality interfaces for the engineering, operation, control, and maintenance phases of HVDC systems.

Aligned with the company's digital transformation strategy, the solution supports the visualization of substation facilities and HVDC valve halls at Eletrobras, based on navigation, immersion, and interaction requirements.

Restoration of the Nova Santa Rita Substation

In April 2024, the Caí River (Rio Grande do Sul) reached flood levels at the monitoring point upstream of the Nova Santa Rita Substation, located in the metropolitan region of Porto Alegre. Due to the need for a full shutdown of the facility, we activated the contingency plan, which involved three main actions:

1. Physically connecting Itá - Nova Santa Rita transmission line to Nova Santa Rita - Gravataí line within the first 15 days after the flood, strengthening Rio Grande do Sul's connection to the SIN;
2. Restoring all Transmission Functions (TFs) at the unit, according to a schedule agreed with the National System Operator (ONS) and other involved agents;
3. Implementing measures to improve the substation's resilience to future floods. This solution is still ongoing.

Despite the unique nature of the challenge, all activities were completed on time, safely, without accidents, and with high quality.



TNE Santa Rita transmission line - Eletrobras Collection

Management of shares in enterprises

Eletrobras' Shares Management underwent a significant restructuring following its capitalization. This process was marked by the centralization of administration, process optimization, and a strong focus on generating value for shareholders.

The new management model aims to increase shareholder returns through greater control, operational efficiency, and strategic alignment of the investee companies.

This is reflected in the selection of representatives, which previously lacked clear criteria. Now, representatives are chosen based on their alignment with the strategic goals of each business.

Previously, there was no structured model for integrating new businesses, which led to a lack of standardization and missed opportunities for synergy. With the restructuring of the Equity and Integration division, a dedicated Integration Management team was created, along with the Executive Management of Special Projects, responsible for ensuring the efficient operation of the affiliated companies.

In 2024, the Equity and Integration Board adopted an active management approach for the SPEs, using cross-functional strategies that involve various departments across the company. The goal was to leverage Eletrobras' technical expertise to support its investees, promoting operational improvements, more efficient resource use, and alignment of management with the group's strategic interests.

This new asset management model, guided by risk, return, and strategic alignment, was strengthened by the adoption of advanced digital tools: Radar Integração, which provides real-time monitoring of new business integrations and their value creation, and SISPAR, a platform that enables integrated and transparent monitoring of equity investments.

In the coming years, SISPAR will be enhanced with intelligent and predictive real-time management capabilities, incorporating data science and alert mechanisms to continuously monitor risks and financial impacts.

As a result, Eletrobras has achieved significant outcomes and is becoming a benchmark in efficient equity management, business integration, and the execution of special projects.

R$ 52.3 billion
investments (3T24) in the generation (14GW of installed capacity) and transmission (+7,000 km of LTs) portfolios[1]

R$ 1.5 billion
financial return of investee and associated companies in 2024, via dividends and capital reduction

R$ 200 million
in regulatory gains converted into shareholder income[2]

R$ 400 million
in tax credit[3]

R$ 11 billion
value capture for shareholders with capital reduction in SPEs

R$ 66.5 million
reduction of PMSO with the integrations of Santo Antônio Energia, Teles Pires, Baguari Energia, Retiro Baixo and Triângulo Mineiro Transmissora.

[1] Refers to the amount of investment in equity investments, via SPEs and Subsidiaries.
[2] Refers to the termination of an administrative proceeding at ANEEL — related to the cancellation of TLDs — in favor of Belo Monte Transmissora de Energia S.A. - BMTE in the amount of R$253.66 million. The decision eliminates the risk of receiving the penalty and the need for cash disbursement.
[3] Recognition of tax credit in Eletronuclear resulting from the update of dividends converted into share capital by Eletrobras in the investee in fiscal year 2022.

Sustainable growth

Eletrobras' transformations were positively reflected in its financial results. In 2024, we reached a total gross revenue of R$47,725 million, an increase of 7.31% compared to the previous year. **GRI 201-1**

Gross revenue by business and total (R$ million) GRI 201-1

	2022	2023	2024
Generation	24,161	26,617	28,096
Transmission	15,775	17,432	19,293
Other revenues	1,102	426	337
TOTAL	**41,038**	**44,475**	**47,725**

Distribution of added value (R$ million) GRI 201-1

	2022	2023	2024
Personnel	6,283	4,784	3,980
Tax	5,698	1,969	5,299
Third Parties	9,051	15,779	19,789
Shareholders	3,638	4,395	10,380

Access the full results in Eletrobras' 2024 Financial Statements.

Growth areas

In terms of capital allocation, throughout 2024 we focused on executing our investment strategy in transmission assets, with an emphasis on the diversification of our portfolio.

In this context, we made significant progress in preparation for competition in transmission auctions which, combined with robust investments in the modernization of assets, position us prominently in the Brazilian energy market.

The company's main investments in 2024 were directed towards the following areas:

- **Transmission expansion;**
- **Construction of wind farms;**
- **Acceleration of the modernization of hydroelectric plants;**
- **Infrastructure and technologies;**
- **Regulation of socio-environmental aspects.**

Taxes GRI 3-3

We aim to allocate financial resources to support the country's sustainable growth through investments that boost the economy while generating positive impacts on the environment and society.

Our tax strategy is based on Brazilian tax legislation and other fiscal regulations relevant to our business. It also includes tax optimization plans designed to take advantage of opportunities and improve the structure of our operations, making the company increasingly competitive in the market. **GRI 207-1**

We believe that regulatory and tax compliance play a crucial role in maintaining the integrity and sustainability of Eletrobras companies. These elements are essential for business development, as they help prevent penalties, fines, and reputational damage, while also reducing the risk of costly and harmful legal disputes. **GRI 207-1**

In addition, effective tax management helps improve the company's cash flow, which in turn enables the allocation of funds to sustainability initiatives **GRI 207-1**

Therefore, we have internal controls and an internal audit team in place to review tax processes, monitor goal achievement indicators, and, when necessary, develop action plans to address potential business impacts. We also rely on external auditors to ensure the accuracy of our data and information.


PHB

Powerhouse HPP Tucuruí *- Eletrobras Collection*

Commercialization strategy

GRI 3-3

The energy sector in Brazil is undergoing significant transformations, with expectations of a considerable increase in the number of customers in the Free Contracting Environment (ACL) in the coming years.

This growth is driven by the possibility of negotiating volumes and prices directly with suppliers, as well as the flexibility to choose alternative energy sources.

In line with this evolution in the energy market, we have been focusing our efforts on structuring our business to face the new challenges of the sector, while maintaining high-quality service to provide safe and sustainable energy.

Centralized after-sales service

We have a centralized after-sales service area that, since 2023, has strengthened the interaction between customers and Eletrobras companies, promoting better, more efficient service aligned with customer needs.

This area consolidates all requests from our regional units, subsidiaries, and controlled companies, ensuring standardized and agile service, with a focus on customer satisfaction and retention.

We are guided by a **Communication and Engagement Policy**, which helps us build trust, share values, and act ethically. We are also aligned with SDGs 12 and 16, which prioritize transparency, responsibility, and consumer protection.

UNSTOPPABLE ENERGY

With a focus on expanding the number of energy consumers – part of our commercialization strategy – we launched two films in 2024 to illustrate how we are integrated into consumers' daily lives through the "Unstoppable Energy" campaign.

The objective of this initiative was to reinforce the understanding that Eletrobras is in continuous evolution, with two focal points:

- Individuals: The first film highlights how Eletrobras' clean and renewable energy sustains the daily routines and aspirations of Brazilians.
- Partners: The second film emphasizes our partnership with companies, underscoring the energy that drives growth and innovation.

Access the campaign videos related to our **Cultural Manifesto** and **Values**.

Customer relationship

GRI 3-3

Since capitalization and entry into the free market, we have intensified our sales strategy, which has resulted in a substantial increase in Eletrobras's customer base, particularly among consumer clients. **GRI EU3**

In this context, in 2024, the creation of the Vice-Presidency of Commercialization and New Solutions has driven initiatives to strengthen ties and expand commercial relationships. Focused on the customer experience, we invested in new technologies and the implementation of a robust Customer Relationship Management (CRM) system, ensuring competitiveness and alignment with the market.

Eletrobras customer profile

GRI EU3 | SASB IF-EU-000.A


126
45
75
128
271
83
141
519
91
2022
2023
2024
Traders
Consumers
Distributors

Reinforcing our commitment to a customer-centric approach, we seek to promote strategic actions to enhance the consumer experience.

To this end, we have mapped customer journeys, identifying contact points and opportunities for improvement, which allows us to realign processes and personalize service. Furthermore, we created the Customer Committee, which evaluates insights and feedback monthly to guide continuous improvements, ensuring an increasingly customer-aligned experience.

As a result of investments in commercialization, at the end of 2024, we had 519 consumer clients.

Electricity delivered to customers

In 2024, we sold a total of 142.17 TWh of energy to customers in the commercial, industrial, trading and distribution segments. **SASB IF-EU-000.b**

Electricity delivered to customers (TWh)

SASB IF-EU-000.b

Customers	2024
Commercial	0.03
Residential	-
Other customers (industrial)	16.54
Trader/generator (wholesale consumer)	48.01
Distributor (wholesale consumer)	77.59
Total	**142.17**

"Luz para Todos" Program

SASB IF-EU-240a.4 | IF-EU-420a.3

The National Program for the Universalization of Access and Use of Electric Energy - Luz para Todos (LPT), aims to provide electric energy to the rural portion of the Brazilian population that still lacks access to this service, promoting social and economic development. **GRI EU23**

Access to electric energy facilitates integration with health, education, water supply, and sanitation services, improving the quality of life of families and favoring their permanence in rural areas. In this sense, the LPT becomes a driver of social and economic development in low-income communities, contributing to the reduction of poverty and the increase of family income. **GRI EU23**

The Program offers free connection to the electric grid, with the installation of light points and outlets in residences. The resources come from the Energy Development Account (CDE) of the Federal Government and the Executing Agents, such as energy concessionaires and cooperatives, in addition to financing. **GRI EU23**

The LPT is coordinated by the Ministry of Mines and Energy (MME) and was operationalized by Eletrobras until June 17, 2024, when the transfer of management to the Brazilian Nuclear and Binational Energy Holding Company (ENBPar) was concluded. **GRI EU23**

Since 2004, more than 3.7 million consumer units have been served in all regions of the country, benefiting more than 17.5 million people. **GRI EU23**

The Program also has a component aimed at serving the remote areas of the Legal Amazon, with the exclusive use of clean and renewable energy sources. The "Mais Luz para a Amazônia" (MLA) Program, created in 2020, brings clean and renewable electric energy to this region, benefiting and promoting the development of riverside, indigenous, and quilombola communities. **GRI EU23**



***SIGFI_Porto de Moz** - Eletrobras Collection*

Business memorandums

Throughout 2024, we established important partnerships to leverage our sales strategy through closer contact with customers.

Green hydrogen development

Eletrobras and Suzano, the world's largest producer of pulp, have formed a partnership to develop sustainable solutions using biogenic carbon dioxide (CO_2) generated at a Suzano production unit.

The agreement includes joint studies for the production of green hydrogen (learn more on page 71) and synthetic fuels, with the aim of replacing fossil fuels in different modes of transportation.

Producing synthetic fuels from biogenic CO_2 and renewable hydrogen is a pathway with potential demand and scalability, supporting the energy transition.

Free energy market

Eletrobras and TIM Brasil signed a commercial agreement that includes initiatives such as selling electricity to corporate clients and developing technological solutions involving 5G and the Internet of Things (IoT).

Starting in 2025, the partnership aims to supply electricity to TIM's B2B (business-to-business) client base, seizing opportunities brought by the expansion of the free energy market to include small consumers.

In this context, we are progressing in transforming our sales strategies and energy contracting conditions to access new markets and meet diverse demands.

Electricity commercialization

In December, Eletrobras and Tendência Energia signed a partnership to sell electricity in the free market, focusing on small consumers.

Through this partnership, consumers will be able to access the free energy market, with benefits such as cost reduction and access to renewable energy sources.

This initiative increases our reach, ensuring that all eligible consumers can benefit from clean energy and innovative, customized solutions in an increasingly dynamic and competitive market.

CHAPTER 4

CLIMATE STRATEGY


SDG
CAPITALS

Casa Nova Wind Farm - Salto Santiago *- André Schuler*

Climate-related commitments

GRI 3-3 | TCFD Strategy

Eletrobras' commitment to addressing climate change is reflected in our net zero target, announced in 2023 and approved in early 2025 (see page 60 for more information).

We recognize our key role in the transition to a new development model based on a low-carbon economy and are working to evolve our business model to continuously reduce greenhouse gas (GHG) emissions in our operations.

Given our potential to lead the energy transition in Brazil - and considering the risks and opportunities that climate change brings to our business - we have strengthened our strategy and positioning on this agenda since 2023.

We are committed to becoming **net zero by 2030**, aiming to eliminate our net greenhouse gas emissions.

To achieve this, we have set a target to reduce our total emissions by at least 90% by 2030, compared to 2023 levels, and to offset up to 10% of residual emissions that cannot be reduced.

Our climate actions are aligned with international agreements to which Brazil is a signatory, such as the Paris Agreement. Our management efforts are guided by the **Eletrobras Group Environmental Policy**, which incorporates principles from the **company's Climate Change Commitment Statement.**

We participate in several external forums, such as the Brazilian Forum on Climate Change, the UN Global Compact's Climate Action Platform, and the Climate Thematic Chamber of the Brazilian Business Council for Sustainable Development (CEBDS).

Furthermore, we are signatories of the Position Paper on Carbon Pricing Mechanisms of the Business Climate Initiative (IEC) and the Brazilian business sector's Position Statement on the urgency of creating a regulated carbon market in Brazil.

CLIMATE INDICES AND REPORTS

- Since 2010, we have voluntarily responded to the CDP (Disclosure Insight Action) and, since 2018, we have supported the TCFD (Task Force on Climate-related Financial Disclosures), publishing annually the financial impacts and opportunities related to climate change (learn more on page 67). Click **here** to learn more about the Carbon Disclosure Project (CDP). Access the TCFD recommendations **here**.

Learn more about our climate commitments on our Climate Strategy page.

Net zero journey

Our commitment is to eliminate business-related emissions and set science-based targets, in accordance with the guidelines of the Science Based Targets Initiative (SBTi), which defines scientific parameters for companies on the path to net zero, aligned with the planet's needs.

Our strategy is based on:

- Managing residual emissions through the use of renewable energy certificates and carbon credits;
- Electrifying our fleet and/or acquiring hybrid vehicles;
- Implementing energy efficiency measures;
- Applying greenhouse gas emission criteria when selecting suppliers;
- Establishing programs to support suppliers in managing their emissions;
- Phasing out investments in thermal power generation and expanding renewable energy generation.

SCIENCE-BASED TARGETS

In 2024, we submitted our science-based target proposals for the reduction of greenhouse gas (GHG) emissions to the Science Based Targets Initiative (SBTi).

The scope of the targets includes Scopes 1, 2, and 3 emissions of Eletrobras and is divided into short-term and long-term, considering 2023 as the base year.

The company's overall commitment is to achieve net-zero greenhouse gas emissions across the entire value chain by 2030.

The SBTi approved the targets in early 2025.


APPROVED
NET-ZERO SCIENCE-BASED TARGETS
DATE OF APPROVAL


APPROVED
NEAR-TERM SCIENCE-BASED TARGETS
DATE OF APPROVAL

Decarbonization strategy

GRI 3-3 | SASB IF-EU-110a.3 | TCFD Strategy

Divestment of thermoelectric plants

In June 2024, we signed agreements with the Âmbar Energia S.A. group for the **sale of the company's remaining thermoelectric portfolio,** which totals 2.1 GW of installed capacity.

The total value of the agreement was R$ 4.7 billion, considering the earnout. The transaction included the sale of Eletrobras's eight natural gas generation assets: Mauá III, Rio Negro, Aparecida, Anamã, Anori, Codajás, and Caapiranga Thermal Power Plants, all in Amazonas, and Santa Cruz Thermal Power Plant, in Rio de Janeiro.

This move represents one of the steps in the decarbonization of our portfolio, which began with the sale of the Candiota plant (RS) – the group's sole coal-fired asset – completed in 2024. Following this new transaction, we will have generation assets that are 100% based on clean and renewable energy.

The negotiation also included the sale of the reversion rights of the Independent Energy Producers (PIEs) Cristiano Rocha, Manauara, Jaraqui, Tambaqui, and Ponta Negra — Thermal Power Plants controlled by third parties, with energy sale contracts to Eletrobras until May 2025, when they were due to revert to the company's control. With this negotiation, the transfer of control will be made to Âmbar Energia S.A.

In addition to contributing to our net-zero journey, the sale aims to mitigate financial, operational, and regulatory risks and optimize our portfolio.

The full transfer of ownership of the plants to Âmbar Energia is scheduled to be completed in 2025.

Find out more about the sale of natural gas thermal plants here.

DECARBONIZATION PILOT IN THE VALUE CHAIN

In our decarbonization strategy, we seek not only to reduce GHG emissions from our own operations but also to contribute to the energy transition in other sectors of the economy.

Currently, we are working on developing an approach for the implementation of decarbonization actions with our main suppliers.

Through this, we aim to enhance the engagement of these partners to reduce emissions from their operations, enabling solutions to combat climate change throughout our entire value chain, including our customers.

Renewable Energy Certificate

The I-REC (International Renewable Energy Certificate) is a document that proves the energy consumed by a customer comes from renewable sources. It is recognized by the Brazilian GHG Protocol Program for offsetting companies' Scope 2 greenhouse gas (GHG) emissions.

One I-REC corresponds to 1 MWh of renewable energy generated and fed into the power grid.

Since 2021, Eletrobras has issued its own renewable energy certificate, RECFY, which is traded through our **web platform** using blockchain technology.

In 2024, six new plants were registered to obtain RECFY, totaling eight of the company's projects eligible to issue the certificates:

- **HPP Mascarenhas de Moraes (Eletrobras, 2022);**
- **HPP Anta/Simplício (Eletrobras, 2021);**
- **HPP Luiz Carlos Barreto de Carvalho (Eletrobras, 2024);**
- **HPP Luiz Gonzaga (Chesf, 2024);**
- **HPP São Domingos (CGT Eletrosul, 2024);**
- **PCH João Borges (CGT Eletrosul, 2024);**
- **PCH Barra do Rio Chapéu (CGT Eletrosul, 2024)**
- **HPP Samuel (Eletronorte, 2024).**

Throughout 2024, we issued 9.2 million I-RECs and 3.9 million RECFYs from the Mascarenhas de Moraes and Simplício hydropower plants. The six newly registered hydropower plants have not yet issued RECFYs in the past year.

The I-REC is already being used to offset Scope 2 GHG emissions of our customers, including end-users and traders.

This initiative prepares us for Brazil's regulated carbon market, established by Law No. 15,042 of December 11, 2024, which creates the Brazilian Emissions Trading System (SBCE). This development is important not only for advancing the country's climate agenda but also as a potential source of revenue for the company.

Emission offsetting

As part of our decarbonization journey, in addition to divesting from thermal power plants and reducing Scope 2 emissions through renewable energy certificates, we will invest in offsetting residual emissions using carbon credits from reforestation projects.

By 2030, all greenhouse gas (GHG) emissions from our operations that cannot be reduced will be offset to achieve net-zero emissions for the company.

Emissions compensation and reduction

The sale of thermal plants and the transfer of contracts related to Independent Power Production (IPP) will reduce our GHG emissions in the coming years. To offset remaining emissions, we have a robust reduction strategy in place, aiming to reach net-zero emissions by 2030.

Environmental asset market

The generation of carbon credits through reforestation and conservation initiatives is one of the main opportunities the carbon market offers our business.

In this context, we launched the Environmental Assets Project in 2024 to develop our strategy for engaging in this market. As a first step, we conducted a study to map key areas around our assets and assess the potential for generating carbon credits and renewable energy certificates in each location.



Seed Bank and Germplasm Island *- Eletrobras Collection*


HPP Teles Pires - *Eletrobras Collection*

Management of climate-related risks and opportunities

TCFD Governance | Risk Management

Climate Governance

The Board of Directors, together with the Statutory Audit and Risk Committee (CAE) and the Sustainability Committee (CSUS), plays a key role in overseeing climate-related risks through an integrated approach that includes:

- **Strategic analysis:** The CSUS monitors climate-related risks and opportunities, integrating these factors into Eletrobras' sustainability strategy.
- **Sustainability guidelines:** the CSUS recommends risk mitigation policies to the Board and advises on the development of the company's sustainability strategy.
- **Risk assessment:** the CAE regularly monitors and evaluates climate-related risks, suggesting actions to the Board when necessary.
- **Periodic review:** the Board and CAE review reports on climate-related risks and opportunities, considering future scenarios, regulations, and operational impacts.

The Sustainability Department serves as the first line of defense in managing climate-related risks and opportunities. Its responsibilities include risk assessment, the proposal and implementation of mitigation strategies, reporting, and monitoring.

Climate risk assessment

Our operations rely heavily on the availability of water resources, as well as other climate-related factors, to generate energy from solar and wind sources. In this context, climate change represents a significant risk to the company. **GRI 201-2**

Climate risks are assessed as part of the corporate risk management process, which is guided by our Risk Management Policy. In our risk matrix, climate change is addressed from two perspectives: mitigation and adaptation. **GRI 201-2**

MITIGATION

We classify climate change mitigation risks as transition and regulatory risks. These include aspects such as the reduction of GHG emissions and potential impacts from carbon taxation. **GRI 201-2**

In this context, our main actions include carbon footprint and pricing studies, GHG emissions offsetting and reduction, and projects to support our net zero commitment. **GRI 201-2**

One of the key pillars of Eletrobras' decarbonization strategy is the divestment of thermoelectric generation assets. The sale of the Candiota Thermal Power Plant, completed in 2024, for example, led to an 84% reduction in the estimated financial risk related to potential future carbon taxation. **GRI 201-2**

Besides reducing the potential increase in operational costs for thermal plants due to possible carbon taxes, this strategy is also a good practice for lowering GHG emissions, which enhances our competitiveness. **GRI 201-2**

ADAPTATION

The main impact related to climate adaptation is revenue loss due to hydrological risk. Extended interruptions in asset operations and loss of infrastructure caused by extreme weather events can result in financial impacts and a potential loss of customer confidence. **GRI 201-2**

In 2023, we conducted a study to assess the risk of meteorological drought in the river basins where we operate (see pages 87 and 139 for more details). The results helped us identify priority assets for developing adaptation plans and supported the estimation of potential financial impacts. **GRI 201-2**

Regarding adaptation measures for the company's assets, the estimated cost for climate risk studies and the development of action plans in the generation and transmission segments is around BRL 4 million. **GRI 201-2**

Climate-related opportunities

From a business perspective, we anticipate that activities and sectors that contribute to the energy transition will have greater competitive advantages due to their potential to reduce GHG emissions. **GRI 201-2**

In this regard, we have identified opportunities associated with the regulated carbon market in Brazil and expanded our climate strategy through the commercialization of our own renewable energy certificates. We are also evaluating the potential for generating carbon credits in projects within Eletrobras' forested areas, which allows us to access new markets. **GRI 201-2**

Eletrobras' adaptation strategy


OPERATING ASSETS: CLIMATE RISK ANALYSIS
FINANCIAL IMPACT OF RISKS
CLIMATE ADAPTATION
EXPANSION: RISK ANALYSIS OF CLIMATE ADAPTATION AND CLIMATE TRENDS
WATER GENERATION
CLIMATE ADAPTATION PLAN FOR WATER ASSETS
considered critical in relation to the threat of droughts and excess flow, reducing the company's exposure to the impacts of climate change
Dam Safety, Social Responsibility, Finance and Climate and Biodiversity Strategy
WIND GENERATION
SOLAR GENERATION
TRANSMISSION
CLIMATE TREND ANALYSIS
to map areas that are suitable for expanding investments in wind and solar assets, as well as regions to be avoided within the Brazilian territory
Expansion and Climate and Biodiversity Strategy
CLIMATE RISK ANALYSIS AND ADAPTATION IN TRANSMISSION
Mapping of climate risks that may impact the entire range of Eletrobras' energy transmission infrastructure and operations defining strategies to reduce the main threats
Infrastructure, Operations, Finance and Climate and Biodiversity Strategy

Risk identification and assessment TCFD Strategy

Based on the construction of the risk matrix, studies were conducted to identify and assess the company's vulnerabilities to climate risks. The risks can be classified as:

- **Physical risks:** divided into acute (when triggered by extreme weather events) or chronic (related to long-term consequences);

- **Transition risks:** related to the trajectory towards a low-carbon economy, which may be regulatory, legal, technological, market, or reputational.

The impact of each risk present in our matrix is categorized as critical, high, medium, or low, considering three perspectives: financial, economic, and reputational.

Considering our business model, we identified the main climate risks to our operation as drought, which can lead to a reduction in energy generation and impact revenue, and market issues related to carbon pricing, given that carbon taxation may result in higher direct costs for the company, due to increased operating expenses.

With the objective of estimating the potential financial impacts resulting from the materialization of the most relevant climate risks to the organization, studies were conducted to quantify these risks and assess their influence on the achievement of strategic objectives, including reputational and image aspects.

We concluded that the impacts associated with climate change (presented below) may result in a loss of competitiveness and credibility, affecting market value, in addition to reducing revenue and generating additional costs with fines and penalties.

RISK STUDY FOR HYDROELECTRIC ASSETS

In 2024, we initiated the development of climate change adaptation plans for our priority hydroelectric assets. The plans are structured around two focal points:

1. Hydroelectric plants;
2. The ecosystem.

Consequently, we seek to ensure the safety of both our operations and the surrounding biodiversity and communities.

The adaptation plans, which will be completed in 2025, derive from the risk study of meteorological drought occurrence in the hydrographic basins where we operate.

In the coming year, transmission operations will also be assessed for climate-related risks, enabling us to identify priority assets for the subsequent development of adaptation plans. GRI 201-1

Risk identification and assessment TCFD Strategy | Metrics and Goals

Below, we present the main climate risks and opportunities for our operation, as well as the adaptation plans prepared for assets identified as priorities from the point of view of the physical impacts of climate change.

Climate risks and opportunities

Climate risk or opportunity	Carbon pricing mechanisms[1]	Drought	Access to new markets
Type of climate risk or opportunity	Transition risk – regulatory	Acute physical risk	Market Opportunity
Sector and/or geographic region	Direct operations	Direct operations	Direct Operations
Potential impact	Higher direct costs for offsetting residual emissions with carbon credits	Lower yields due to reduced power generation capacity	Increased revenue through access to new and emerging markets
Time horizon	Short term	Medium term	Short term
Probability	Likely	Likely	Virtually certain
Magnitude of impact	Medium-low	Medium-low	Medium
Estimated financial impact (R$)	R$ 259,840,000	Between R$ 400 million and R$ 4.309 billion	9.2 million of I-RECs and 3.9 million of RECFYs issued
Explanation of financial impact	The implementation of a regulated carbon market in Brazil, covering the electricity sector, affects Eletrobras' operations by increasing operating costs. The financial projections consider the possible impact of carbon taxation on the company's annual expenses.	The dependence of the Brazilian electricity grid on hydroelectric generation may increase the sector's vulnerability to periods of drought. These events may reduce energy production, make it difficult to fulfill purchase and sale contracts, and increase generators' exposure to market risks.	The financial impact is related to the commercialization of renewable energy certificates.
Metric	Estimation of the annual impact of carbon taxation on operating costs, based on GHG emissions from power generation, financial data from thermal power plants, and a carbon price of US$20.00/ tCO_2e.	Considers the effect of the hydrological risk measure GSF on the Physical Guarantee (GF) of Eletrobras' Hydroelectric Plants.	Additional revenue from the sale of renewable energy certificates.
Cost of response to risk (R$)	R$ 2,664,000	R$ 276,000,000	6 new plants approved in 2024, making them eligible to sell certificates.

[1] The financial data for "carbon pricing mechanisms" were reported according to the previous year's information. The transition risk value was maintained, as Eletrobras' divestment process in thermoelectric generation assets will be finalized in 2025.

Climate-related metrics and targets

TCFD Metrics and Goals | SASB IF-EU-110a.3

We identify and measure the GHG emissions of Eletrobras companies annually. The Greenhouse Gas Emissions Inventory follows the IPCC (Intergovernmental Panel on Climate Change) (2006) methodology and the guidelines of the GHG Protocol (WRI, 2004).

Through the Corporate Sustainability Management Indicators System (IGS), we monitor indicators, in a parameterized and traceable manner, for the management of the climate change issue.

GHG Protocol

Since 2021, the Eletrobras Greenhouse Gas Emissions Inventory has held the Gold Seal of the Brazilian GHG Protocol Program.

CARBON FOOTPRINT STUDY

Throughout 2024, we developed the carbon footprint assessment of enterprises of different types, with the goal of understanding the impacts of our operations and acting to minimize them, maximizing the benefits for society.

This initiative aligns us with the best market practices, in addition to enabling us to develop mitigation and adaptation actions that contribute to the conservation of biodiversity and the protection of traditional communities in the areas where we operate (learn more on pages 99 and 105).

The results of the study also serve as input to enhance decision-making on new investments aimed at the energy transition.



Quelônios Project - Balbina Plant - *Eletrobras Collection*

Climate-related targets

As part of our decarbonization efforts, we have established absolute and relative (emission intensity) emission reduction targets, which are monitored on a quarterly basis.

These targets are linked to management's variable compensation, reinforcing our commitment to the Board of Directors' strategic guidance and public policies aimed at combating climate change.

GHG Emissions

Since 2021, we have published Eletrobras's Greenhouse Gas Emissions Inventory annually in the Public Emissions Registry of the Brazilian GHG Protocol Program. Emissions are calculated based on data recorded in our management system (IGS).

The inventory adheres to the methodology of the Intergovernmental Panel on Climate Change (IPCC) and the guidelines of the Greenhouse Gas Protocol – GHG Protocol (WRI, 2004), which are international standards for accounting and reporting GHG emissions.

We emitted 4,712,238.15 tCO2e throughout 2024, representing a significant reduction compared to 2023 emissions (-16.82%) due to the divestiture of our coal assets.

Despite the overall reduction in the company's emissions, the increase in scope 2 emissions is attributed to the inclusion of SPEs with operational control in the inventory calculations, expanding the reporting scope. Improved management of scope 3 emissions, including categories 1 and 2 in the inventory, contributed to an increase in emissions within this scope.



Tucuruí Hydroelectric Plant - Eletrobras Collection

Emissions[1] (tCO_2e) GRI 305-1, 305-2, 305-3, 305-5 | SASB IF-EU-110a.1 and IF-EU-110a.2

	2022	2023	2024	Change 2023-2024 (%)
Escopo 1	3,958,097	3,999,341	2,332,558.13	-41.68
Escopo 2	313,886	289,121	460,723.46	59.35
Escopo 3	1,368,077	1,376,948	1,918,956.56[2]	39.36
Total	5,640,060	5,665,409	4,712,238.15	-16.82

[1] The reported data consider the holding company, all operating subsidiaries and SPEs. [2] Eletrobras is expanding the management of its scope 3 emissions and, to this end, estimates for categories 1 and 2 of this scope were included.

NOx, SOx and particulate material emissions[3] (t) GRI 305-7 | SASB IF-EU-120a.1

	2022	2023	2024
NOx (t/year)	22,457	19,365	11,565.92
SOx (t/year)	9,874	14,451	81.96
Particulate Material – MP(t/year)	442	739	0

[3] The reported data considers all subsidiaries and SPEs. There was no reporting of information from UTE Santa Cruz due to the unavailability of the information.

Energy transition

GRI 3-3

We recognize our potential to drive the global energy transition. Therefore, we continuously invest in projects focused on the sustainability of energy consumption in society. Our initiatives range from the development of new technologies for generation from renewable sources to electric mobility projects.

Learn more about our innovation initiatives focused on the energy transition on page 77.

Green hydrogen

One of our main investments to promote a low-carbon economy is green hydrogen (H2V) technology. It is based on the use of hydrogen as fuel, obtained from renewable energy, resulting in an efficient and clean energy source, with no greenhouse gas emissions.

In this regard, we have the country's first H2V production plant, installed at the Itumbiara hydroelectric plant (2,000 MW), on the border of Minas Gerais (MG) and Goiás (GO).

Throughout 2024, we made strategic progress in prospecting the green hydrogen market, consolidating partnerships through several confidentiality agreements and memoranda of understanding with off-takers and suppliers.

We also invested in the development of a robust engineering base focused on the design and implementation of hydrogen production plants, in addition to structuring a broad portfolio of projects.

These initiatives aim to meet the clean energy demands of essential sectors such as steel, mining, pulp and paper, oil and gas, transportation and agribusiness.

PARTNERSHIP FOR THE SALE OF H_2V IN EUROPE

In 2024, we entered into a partnership with the German energy company SEFE and EnerTech, from Kuwait, to produce up to 200,000 tons of green hydrogen, which will be commercialized in Europe from 2030.

The project foresees the use of energy generated in Eletrobras' hydroelectric plants, in Brazil, for the production of green hydrogen, while EnerTech will be responsible for the development of the production infrastructure and SEFE, for the commercialization of the renewable molecule in Europe.

Learn more about the partnership here.

Energy consumption

We value our actions focused on energy efficiency as part of our strategy to reduce greenhouse gas emissions in our operations. In this sense, we are guided by **Eletrobras' Energy Efficiency Policy**

In 2024, we consumed 47,971,421.65 GJ, a 33.7% reduction compared to the previous year.

Total energy consumption (GJ) GRI 302-1

	2023	2024
Fuel consumption - non-renewable sources (GJ)		
Gasoline	28,912.44	22,598.97
Diesel	144,902.17	100,654.48
Kerosene	1,944.51	809.59
LPG	575.58	391.99
Natural gas for thermal generation	34,814,466.81	39,663,285.09
Mineral coal for thermal generation	20,443,843.37	0.00
Fuel oil	73,548.23	21.61
Total	**55,508,216.24**	**39,787,773.00**
Fuel consumption - renewable sources (GJ)		
Vehicle ethanol	20,348.26	10,977.22
Ethanol added to gasoline	-	5,796.69
Biodiesel added to diesel	17,445.33	14,949.91
Total	**37,793.59**	**31,723.82**
Electricity consumed (GJ)		
Electricity from the transformer	522,574.92	359,754.95
Electricity purchased from the National Interconnected System (SIN)	406,639.55	27,614.60
Electricity consumption in isolated systems	2,732.18	586.44
Electricity purchased from renewable sources in the Free Contracting Environment (ACL)	10,640.97	3,442.87
Total electricity self-consumption in the hydroelectric generation process	14,750,938.16	7,305,108.58
Total electricity self-consumption in the thermal generation process	1,099,437.74	455,428.66
Total	**16,792,963.52**	**8,151,936.10**
Total energy consumption (GJ)		
Non-renewable fuels consumption	55,508,216.24	39,787,773.00
Renewable fuels consumption	37,793.59	31,723.82
Total electricity consumption	16,792,963.52	8,151,936.10
Total	**72,338,973.35**	**47,971,421.65**

CHAPTER 5

INNOVATION AND TECHNOLOGY


Centro de Operação do Sistema
SDG
CAPITALS

CGT Eletrosul - COSE - Eletrobras Collection

Eletrobras

Innovation and research

GRI 3-3

We are committed to taking a leading role in the innovation landscape of the country's energy sector, promoting digital transformation. Through our innovation initiatives, we strengthen our operations and generate positive impacts on society and the environment, supporting and enabling technological advancement on a large scale.

Our investments in innovation, research, and development foster:

- Economic growth, with the creation of new business lines;
- Technological development, improving processes and tools;
- Development of a supplier chain, with the engagement of partners focused on innovation (learn more about Open Innovation on page 79);
- Reduction of environmental impact due to efficiency gains, reduction of GHG emissions, and optimization of the use of natural resources;
- Professional development, stimulating training and education in innovative content.

As part of the unfolding of Eletrobras's innovation strategy, since 2023, this theme has been managed by the Vice-Presidency of Innovation, Digital, R&D, and IT, responsible for defining, developing, and monitoring the delivery of Value Deliverables (VD) in Technological Initiatives (TI).

For the effective management of our portfolio, we rely on:

- **Innovation Committee**: composed of Vice-Presidents (VP) from the areas of Innovation, R&D, Digital and IT; Strategy and Business Development; Expansion Engineering; Commercialization; and Operations and Safety, who meet quarterly to deliberate on VDs and TIs;
- **Business Partners**: together with representatives from other Vice-Presidencies, in the role of Focal Points (or Business Owners), they work on the formalization and monitoring of the areas' portfolio.



2°Eletrobras Innovation Award *- John Caldas*

Valor Inovação Award

In 2024, we ranked second in the energy sector in the Valor Inovação Brasil Award. This recognition reflects our leading role in the transition to a low-carbon economy and in the development of solutions that transform the sector.

Learn more about our innovation initiatives on the Eletrobras website.

Innovation investments

In the year 2024, we invested over R$ 600 million in innovation.

This has positioned us as one of the sector's leading companies in investments in new technologies and innovative solutions.

This commitment demonstrates our proactive role in driving digital transformation and operational resilience, promoting the efficiency and security of our services.

Innovation in motion

Throughout 2024, we have sought to strengthen our relationships with business partners and enhance our commercialization strategy through the launch of new products and participation in relevant industry events.

In April, we launched the Eletrobras Innovation Hubs in the five regions of Brazil. This initiative drives innovative solutions and fosters strategic partnerships to lead the energy transition and sustainable development.

We also sponsored the Web Summit Rio 2024, during which we formalized our entry into the free energy market to clients and other partners. Furthermore, by neutralizing the event's carbon emissions through renewable energy certificates, we reaffirmed our commitment to the planet.

MAIN TOPICS OF RESEARCH, DEVELOPMENT AND INNOVATION

In 2024, investments were made in the research, development and innovation of business solutions that incorporate technology into value creation. The main topics addressed were:

GRI EU8

- Weather forecasts;
- Safety of people, assets and portfolio strategy;
- Technologies and products for operations monitoring;
- Technologies for the protection of people, the environment and equipment;
- Energy storage (chemical, thermal and gravitational);
- Green hydrogen;
- Asset digitalization;
- Microgrids and hybrid plants;
- Energy for high-performance computing;
- Large-scale application of Artificial Intelligence to critical processes;
- Technologies for transmission infrastructure.

New technologies

GeoBIM

In 2024, we implemented the GeoBIM (Geographic Building Information Modeling) Methodology, which allowed us to advance in the development of virtual models of our assets, providing a detailed and integrated view of our projects throughout their entire lifecycle.

Combined with georeferencing systems and the company's ERP system, this methodology enables us to integrate all project disciplines into a single platform, accessible through a common data environment.

This technology brings greater efficiency to project monitoring — from planning to maintenance — while reducing risks associated with design and implementation.



Alto Sé Foz Substations *- Ari Soarez*

Integrated Asset Monitoring Center

We deployed the Integrated Asset Monitoring Center for Generation and Transmission across the entire company. This system allows us to monitor and manage assets remotely and centrally.

It integrates geoprocessing for all company projects through the installation of sensors on equipment, data integration from multiple sources, and the development of specialized software.

This improvement in asset management helps reduce maintenance costs, predict failures, and lower the need for personnel to perform analyses and tests, while also increasing the availability of generation assets.

In the long term, the system will support specialized services, data mining, and artificial intelligence for asset diagnostics and forecasting.



Sobradinho - Solar Platform - Eletrobras Collection

Renewable energy hub

At the Solar Energy Reference Center in Petrolina (CRESP), we developed the largest renewable energy hybridization project in Brazil. It combines onshore and floating photovoltaic systems, high-concentration solar power, wind energy, and smart storage systems.

These advanced solutions support the development of strategic applications, such as decentralized data centers and green hydrogen production, leveraging the region's natural resources.

In addition to technological advancements, these investments strengthen the local innovation ecosystem, promote a network of suppliers, and generate a positive impact on surrounding communities.

Altogether, Eletrobras is investing over R$ 200 million in innovative energy flexibility projects, combining technologies and strategies to maximize the potential of renewable energy.

HYBRID GENERATION

Throughout 2024, we developed a project focused on combining solar and wind energy generation, with the storage of seasonal and intermittent energy through hybrid battery energy storage systems (HBESS). As part of this initiative, two plants were launched:

- **Casa Nova Hybrid Plant:** this plant aims to study the storage cycle using clean and renewable hybrid sources (solar and wind), and to develop computational intelligence to optimize the use of these sources and maximize financial returns.
- **Messias HBESS Plant:** with its inauguration, we began providing auxiliary services to a substation using photovoltaic energy stored in batteries for up to 12 continuous hours.

ATMOS AND LIGA PROJECTS

We currently operate one of the largest asset and weather condition monitoring centers in Brazil, which makes us a national reference in this area. Two project teams work at the center: Atmos, responsible for monitoring weather conditions, and the Integrated Asset Management Leadership (Liga), which monitors operational assets.

Located at our headquarters in Rio de Janeiro, the Meteorological Monitoring and Intelligence Center provides a unified and comprehensive view of approximately 87,000 power generation and transmission assets. This allows us to manage and reduce the potential impacts of weather events on our projects and operations.

Using advanced technologies and geoprocessing tools widely adopted by the company, the Center monitors and forecasts weather events, providing data on adverse conditions that could affect our operations.

The analyses, reports, and alerts generated by the Center support preparation and response to extreme conditions, enabling the implementation of preventive measures to protect assets and reduce operational risks and power supply disruptions.

The project strengthens the connection between meteorology and other business areas, resulting in greater reliability and operational efficiency, and helping to avoid losses associated with weather events.

The Center was built with Eletrobras' own resources, with investments exceeding R$ 5 million. This includes both the Center's physical infrastructure and the development and acquisition of new technologies.

One of the main solutions launched in 2024 was an artificial intelligence-based technology for detecting wildfires, which supports mitigation and prevention efforts.



Monitoring Center *- Eletrobras Collection*

For 2025, we plan to continue the installation of more than 220 high-precision weather stations, significantly increasing the availability of ground-based measurement data.

As part of the project, we are working with the National Institute of Meteorology (INMET) to expand Brazil's network of weather stations. This initiative will benefit the entire country, creating a national legacy supported by Regional Development Funds, which total more than R$ 23 million allocated to the states of Mato Grosso do Sul, Goiás, and Minas Gerais.

Electric Power Research Center (Cepel)

Our innovation projects are supported by the technical expertise, laboratory infrastructure, and services of the Eletrobras Center of Excellence in Research (Cepel).

Founded by Eletrobras companies in 1974, the Center provides its researchers and technical staff with extensive scientific and technical resources to develop complex and innovative solutions for power generation, transmission, distribution, and commercialization.

Over the past year, Cepel expanded its scope to include additional key topics for the energy sector, such as energy storage, data centers, meteorology, asset management, and smart grids.

In 2023, we invested R$137.8 million in Cepel, aimed at supporting projects focused on Innovation and Sustainability.

Open innovation

In 2024, we invested R$10.6 million in open innovation and innovation ecosystems. In this context, we made progress in developing the Innovation Grid, our platform for engaging with external stakeholders in the innovation ecosystem.

With over 600 connections established with startups, companies, universities, and research centers, the platform has already enabled 33 high-potential pilot projects currently in progress and supported four solutions now being scaled to meet various company needs.

By the end of 2024, we had launched three regional hubs of the Innovation Grid (South, Northeast, and Southeast), with two more planned (Center-West and North), strengthening our relationship with regional innovation players across the country.

Currently, more than 100 Eletrobras professionals are engaged in the platform's challenges, distributed across four available modules:

SPARK: development program that connects students to institutions to co-create innovative solutions with Eletrobras, aiming to transform the electricity sector and generate positive social impact.

POWER UP: connects Eletrobras with mature solutions from the innovation ecosystem through challenges designed to solve business problems and enable fast experimentation of new ideas.

TECH PARTNERSHIPS: accelerates the development of existing technologies and solutions that can be implemented by Eletrobras, enhancing relationships with universities, research institutions, and companies.

TECH TRANSFER: offers opportunities for the commercial use of technologies developed by Eletrobras teams, enabling the direct and large-scale adoption of solutions across our operations.

Learn more about the initiative on the Innovation Grid website.

INNOVATION GRID PROJECTS

Intelligent Counterparty Risk Analysis Platform

The platform seeks to automate the analysis of counterparty risks, integrating several stages of the process through AI. With this, we increase the efficiency of the process, generate gains in scale and significantly expand the customer portfolio.

Weather Event Forecasting for Transmission Assets

Development of a solution to predict extreme weather events up to 72 hours in advance, using artificial intelligence and weather data from the state of Paraná.

The system, developed in partnership with SIMEPAR (Environmental Technology and Monitoring System of Paraná) with the NVIDIA Corporation framework, should support us in mitigating risks and optimizing the safety of transmission assets.

Digital Transformation

GRI 3-3

By investing in the digital transformation of our business, we aim to boost innovation across all areas of the company, helping to make the energy transition more robust and efficient.

In 2024, we advanced our digital transformation strategy by implementing systems that make daily operations more streamlined and by providing training to our employees so they can better integrate with the new solutions.

Data intelligence

To move towards a data-driven culture, the foundation for excellence in analytics and artificial intelligence, we established the Eletrobras Data Excellence Center.

Created in 2024, the Center strengthens data governance through an architecture built on key pillars focused on developing new products, creating value for the company, and ensuring proper data sharing and responsibilities. This enables self-service and democratizes access to information with safety and quality.

In 2024 alone, we created six data domain hubs with key deliverables, such as those related to commercialization and asset management.

We also made progress in implementing the company's CRM solution, a key enabler of our commercialization strategy. This tool is expected to be fully implemented by January 2025.

220 Program

Throughout the year, we trained professionals from across Eletrobras in areas such as design, analytics, data science, automation, and citizen development through Programa 220 — a partnership with our Corporate University (learn more on page 124).

The training journeys offer hands-on experiences, access to digital tools, and participation in themed communities for knowledge and experience sharing.

By the end of 2024, over 200 professionals had completed the program, and more than 1,000 were enrolled in its courses. The goal of Programa 220 is to qualify professionals from all areas of the company for the digital transformation of our business, supporting process digitalization and automation and driving efficiency gains across the organization.



CTG Eletrosul - COSE - Eletrobras Collection

Learn more about our innovation initiatives at Eletrobras' website.

eletro.ia

In February, we launched eletro.ia to build a solid foundation and prepare our teams for the large-scale use of artificial intelligence (AI).

The project is based on the following pillars:

- Building a strong data foundation;
- Creating an engine for the development of AI solutions;
- Identifying and implementing high-impact AI initiatives for business areas, aligned with our corporate strategy;
- Training Eletrobras professionals in analytics and AI, fostering a data-driven culture.

By the end of 2024, we had 25 AI initiatives underway, focusing on critical areas such as operational efficiency, asset management, commercialization, investment optimization in transmission, and increased efficiency in PMSO.

CENTER OF EXCELLENCE

With the goal of structuring the company's digital transformation, in 2024 we established the Directorate of Centers of Excellence (CoE) to lead initiatives in data, artificial intelligence and analytics, internet of things (IoT), industrial robotics, hyperautomation, and digital sales platforms.

Each CoE is responsible for supporting the development and implementation of innovative solutions in its area of expertise, expanding the company's portfolio, as well as monitoring and assessing new technologies and measuring their impact.


Eletrobras
Eletronorte
Technology Center - Belém, PA - Eletrobras Collection

Information security and privacy

Information security

To ensure the stability of our systems and protect both internal and stakeholder data and information, we have adopted a robust information security and privacy system.

We continuously invest in strengthening and improving our internal controls, aiming to conduct our business in line with ethical and legal requirements on the subject.

INFORMATION SECURITY SHIELDING PROGRAM

We defined an Information Security Master Plan to improve the identification, protection and detection of threats, in addition to simulating cyber incidents and developing operational resilience and information security risk management in the supply chain.

Information Security Task Force

As part of the Compliance and Information Security Week (see more on page 33), we carried out the Information Security Task Force, an educational initiative designed to promote safer use of personal and corporate mobile devices. The action supported employees in setting up multi-factor authentication (MFA) for messaging and social media applications.

Cybersecurity

Over the past year, we implemented cybersecurity measures to shift from a reactive to a preventive approach. This included investments in techniques, tools, monitoring systems, structured procedures, and regulatory compliance.

We aim to improve our cybersecurity processes using the NIST CSF (National Institute of Standards and Technology - Cybersecurity Framework), with annual external assessments that rate cyber risks from 1 (lowest) to 4 (highest). The goals, set by senior management, have been consistently exceeded each year.

Cyber Risk Assessment*

Year	Target	Result
2022	-	2.8
2023	3.0	3.1
2024	3.2	3.3

* Please note that, since the publication of the 2024 Annual Report on April 17, 2025, the information included in the "Cyber Risk Assessment" table above has been corrected.

Privacy

We value the privacy of our stakeholders' data. For this reason, we provide a Privacy Portal on our website, offering a system for handling data subject requests. GRI 418-1

Throughout 2024, no substantiated complaints regarding privacy violations or customer data loss were registered through the Portal or other communication channels. GRI 418-1

Learn more on [Eletrobras Group Information Security Policy.]

CHAPTER 6

ENVIRONMENT


SDG
CAPITALS

Macaws in Vilarejo Mutum - *Vivianne Nunes*

Socio-environmental governance

At Eletrobras, we are committed to the future of our planet. We recognize that our activities have impacts on the environment and society, and therefore we strive to identify, avoid, and reduce these impacts. We are also engaged in global efforts to help preserve the planet.

To manage the environmental aspects of our activities, we have an Environmental Licensing and Conditions Directorate, which reports to the Vice Presidency of Operations and Safety and oversees the company through its environmental management departments.

Under the Vice Presidency of Expansion Engineering, we have the Executive Management of Environmental and Land Assets, responsible for the company's expansion activities.

The Environmental Management and Climate Change & Biodiversity departments report to the Sustainability Directorate, which is part of the Vice Presidency of Governance, Risk, Compliance, and Sustainability. In addition to overseeing strategic environmental management and monitoring our operations, this Directorate also coordinates community and traditional peoples engagement through the Executive Management of Social Responsibility.

Our environmental management is guided by the Eletrobras Environmental Policy, which is aligned with ISO 14001 and the principles of the Global Compact, aiming to promote sustainable development. **GRI 2-25**

Assessment of socio-environmental impacts

As part of the environmental licensing process, we conduct Environmental Impact Studies (EIA) to identify potential social and environmental impacts related to our operations, seeking to avoid or minimize them. **GRI 2-25**

For each negative impact identified, mitigation and compensation actions are proposed in the Basic Environmental Plan (PBA). During the operation of our projects, we continuously assess the need to review actions and invest in technologies and operational processes. **GRI 2-25**

All actions follow current legislation and are monitored by the responsible environmental authorities. The studies and programs developed are presented to the affected communities. **GRI 2-25**

Socio-environmental management of SPEs

In 2024, we integrated the ESG management of our Special Purpose Entities (SPVs) into Eletrobras's environmental and sustainability governance.

This step enhances the environmental management of the entire company and supports the integration of information into our reports, allowing Eletrobras to be represented as a unified structure to environmental authorities.

Since SPVs vary in their ESG maturity levels, we provided training on the topic to Eletrobras representatives in senior management and to the Boards of Directors of the investee companies.

In addition to environmental topics, SPVs are now included in communications and training on anti-corruption policies and procedures, and human rights have been added to their risk matrices.

Click here to access the Eletrobras Environmental Policy in full.

Systems and tools

Since November 2023, we have had the Environmental Licensing and Conditions Department, responsible for leveraging socio-environmental projects throughout the company in a unified manner.

PortalGeo

PortalGeo is an online tool that allows us to monitor georeferenced data related to our generation and transmission assets, as well as the location of company sites and structures.

Using Geographic Information Systems (GIS), the platform helps us understand patterns, perform analyses, and simulate scenarios, enabling strategic and efficient decision-making for asset management.

The database supports several solutions developed and used by different areas of the company, standing out as a key element in environmental studies. As a result, we enhance environmental safety in line with best practices for programs and activities carried out in both the direct and indirect areas of influence of our operations.

Since its launch, the portal has received over 53,000 visits, demonstrating its wide use across the company.

Protector

In 2024, the priority given to operational safety led to increased investment in the remote monitoring of assets, with the development and implementation of technologies designed to reduce risks and prevent damage and accidents.

In this sense, we invested R$ 16 million in the Protector system, which is integrated into PortalGeo and monitors 3,426 km² of transmission lines and 14,189 km² of reservoirs.

Protector helps monitor the emergence of new irregular occupations in the areas of the projects, to guarantee the safety of the system, people, and the environment. The technology also provides a daily satellite image archive for event analysis.

In addition, the system monitors areas of deforestation and agricultural harvesting, supporting the planning of actions to improve the safety of the electricity system's operation.


58
18 31,0%
314
273 86,9%

Protector won 1st place in the "O Setor Elétrico" Award for Innovation at the National Electrical Sector Circuit (CINASE) Congress and Expo. It also received three other notable recognitions:

- Highlighted Solution at the ESRI User Conference in San Diego (USA);
- Award for Excellence in the Use of the ArcGIS System in Digital Transformation (via EletroRotas);
- Second place at the National Asset Management Award (Strategic Management category).



LT Marmeleiro 2 - Povo Novo - Reserva do Taim - Lagoa Mirim -
Eletrobras Collection

GREEN ALERT

The Green Alert, a specific system for the Environmental Contingency Plan (PCA), strengthens efficiency and agility in responding to environmental incidents by standardizing processes and modernizing procedures, which ensure consistent criteria, unification of best practices and integrated training.

- **Communication:** an efficient communication matrix and automatic alerts ensure the rapid dissemination of information, reducing impacts and strengthening operational safety;
- **Central repository:** allows quick access to essential information, optimizing the response and management of environmental incidents;
- **Reports:** standardization facilitates analyses and compliance with environmental legislation, reinforcing legal compliance and risk mitigation.

Fish Protection Project

The Eletrobras Fish Protection Project at Hydropower Plants aims to develop and implement sustainable practices to ensure the safety and conservation of fish species in the areas influenced by our plants.

Through this initiative, we reduce negative environmental impacts on aquatic ecosystems, contribute to biodiversity preservation, and ensure compliance with legal and environmental requirements.

By the end of 2024, we had established working groups focused on creating and distributing forms to map risks, identify best practices, and assess the current status of assets related to the topic.

Water and effluent management

GRI 3-3

At Eletrobras, we consider water both as a vital natural resource for sustaining life on Earth and as an essential input for our operations.

Our predominantly hydro-based renewable energy matrix makes the preservation of water resources a strategic priority for our business. Accordingly, we manage the water we use efficiently, prioritizing its quality and promoting conscious use.

Eletrobras companies follow a Water Resources Policy that sets guidelines for the sustainable use of water, based on Brazil's National Water Resources Policy (Law No. 9.433/1997).

Throughout all project phases, we work closely with the National Water Agency (ANA) and align with the National Water Resources Plan (PNRH) to project water use scenarios over the concession period, which is regulated for 35 years.

These studies are approved by ANEEL and the Brazilian Institute of Environment and Renewable Natural Resources (Ibama) and take into account various possible changes in the watershed conditions. The results are used to determine the energy to be generated by the project.

To reduce the environmental impact of our operations, Environmental Impact Studies (EIA) establish minimum flow requirements to maintain habitats, species, and ecological processes downstream from hydropower plants. Through aquatic ecosystem and water quality monitoring programs, we ensure that the water returned to natural bodies maintains appropriate quality and temperature levels.

To use water in our plants, we pay a Financial Compensation for the Use of Water Resources (CFURH), as established by Law No. 7.990/1989. These funds are managed by ANEEL and benefit the country as a whole, including states and municipalities, as well as the Ministry of Mines and Energy (MME), the Ministry of the Environment and Climate Change (MMA), and the National Fund for Scientific and Technological Development (FNDCT).

We also work with the National Electric System Operator (ONS) to help plan the operation of the National Interconnected System (SIN), aiming to ensure the safety and continuity of electricity generation in Brazil. These plans include a risk-averse operating curve, which defines the minimum volume to be maintained in reservoirs across different regions.

In addition complying with legal requirements, we treat water as a shared resource and engage with stakeholders through participation in River Basin Committees and other forums (see page 139 for more information).

Learn more about Eletrobras' water resources management here.

Click here to see Eletrobras Water Resources Policy in full.

Water resources management initiatives

In order to continuously improve our water resource management, we invest in research and innovation projects that reflect the size and relevance of our company.

One key area of investment involves dynamic monitoring systems and tools for water resources, which support the ongoing improvement of our practices through more efficient and environmentally sound technologies.

Our Corporate Sustainability Management Indicator System (IGS) enables us to track water and effluent management indicators in a standardized and traceable way.

We also maintain ongoing dialogue with stakeholders through regular consultations with communities and experts, helping us make more balanced and sustainable decisions in line with environmental and regulatory standards.

In addition, we implement environmental education programs that raise awareness and build capacity within communities regarding the sustainable use of water resources.

Nascentes Project

Since 2021, the Nascentes Project has supported research and the implementation of methodologies — using artificial intelligence — to restore and protect springs and degraded areas in aquifers that supply the reservoirs of two Eletrobras hydropower plants.

Linked to the Furnas and Mascarenhas de Moraes HPPs in Minas Gerais, the project received an investment of R$ 6.4 million and benefits 37 municipalities in the state.

Recovery of
200 springs
160 hectares of degraded areas

500 people trained in the sustainable use of natural resources

Regenerascentes, application developed to assist rural producers and owners of degraded areas in the recovery of springs and banks of water bodies



Branca Waterfall - CTG Eletrosul
Eletrobras Collection

WATER SECURITY

In 2024, we renewed our support for five of the six goals of the Brazilian Business Commitment for Water Security, launched by CEBDS in 2018.

Our goal is to develop projects that monitor water qualitatively and quantitatively, ensuring its availability and quality for energy generation and multiple uses.

Learn more about the initiatives here.

Ecoinfra

Ecoinfra is a water and energy efficiency program developed by the Shared Services Center in partnership with the Environmental Management division.

Launched in 2024, the program implements effective solutions for the efficient use of water, energy, and waste in administrative facilities, promoting practices that support environmental preservation and sustainable development.

In its first phase, the program surveyed existing water control and efficiency initiatives, including rainwater harvesting and the adoption of technological measures to reduce water consumption. Based on this assessment, an action plan will be developed to guide future improvements.

WATER FOOTPRINT OF PROJECTS

In partnership with Cepel, we carry out Life Cycle Analysis studies of our projects, focusing on their water footprint, that is, the amount of water consumed in the different phases of a project, from its construction to its decommissioning.

Learn more about the water footprint study on Eletrobras Water Resources page.



HPP São Domingos *- Luciano Martinhago*

Water quality, consumption and discharge

The water captured and used in our operations is granted by the relevant authorities. For administrative activities, the supply takes place mainly through the public water network. **GRI 303-1**

The water used in hydroelectric plants is for non-consumptive use, and is fully returned to water bodies, after appropriate use and treatment, with quality similar to that of the capture **GRI 303-1**

In thermoelectric generation, water is captured from surface sources for use in cooling, cleaning, consumption and steam generation processes. After treatment to meet regulatory standards, the effluents return to the water body. **GRI 303-1**

In 2024, we captured 679,232,097.65 m³ of water. Throughout the year, we consumed 5,776.61 m³ and discharged 679,226,321.03 m³ into the environment. **GRI 303-3, 303-4, 303-5**

Water quality

The operational subsidiaries of Eletrobras issue water quality monitoring reports based on the parameters of Resolutions 357/2005 and 430/2011 of the National Environment Council (Conama). **GRI 303-2**

All water used and discharged in our business is categorized as freshwater and, therefore, its discharge complies with the regulatory requirement of a maximum concentration of 500 mg/L for total dissolved solids. **GRI 303-2**

Water consumption (thousands of m³)[1] GRI 303-3, 303-4, 303-5 | SASB IF-EU-140a.1

	2022	2023	2024
Administrative activities	**1,215.04**	**1,196.44**	**664.88**
Surface water	581.45	593.67	95.54
Groundwater	296.30	345.63	321.54
Utility water	275.15	257.15	247.80
No water meter available (estimated consumption)	**62.14**	**210.03**	**64.66**
Thermal power	**61,950.20**	**34,563.18**	**27,222.13**
Surface water	61,686.25	34,166.65	26,108.48
Groundwater	263.94	396.53	1,113.65
Wind generation	**0.18**	**0.54**	**1.25**
Groundwater	0.18	0.54	1.25
Hydropower	**679,514,292.87**	**625,135,385.32**	**679,201,485.02**
Surface water	679,514,292.87	625,135,385.32	679,201,485.02
Transmission system	**307.58**	**0.00**	**138.14**
Surface water	307.58	0.00	138.14
Other uses	**2,521.57**	**2,523.48**	**2,523.05**
Water withdrawal for use in fish farms	2,521.57	2,521.57	2,521.57
Water withdrawal from rainfall	0.00	1.91	1.48
Total water withdrawal[2]	**679,580,287.42**	**625,173,877.08**	**679,232,097.65**
Total water discharge	**679,568,149.13**	**625,162,463.86**	**679,226,321.03**
Total water consumed[2]	**12,138.29**	**11,413.22**	**5,776.61**
Turbined water (hydroelectric plants in water-stressed areas)	**3,001,889.74**	**2,476,478.83**	**2,242,712.61**

[1] The information reported considers Eletrobras holding (including Furnas), Chesf, Eletronorte and CGT Eletrosul.
[2] The volume of rainwater withdrawal is not considered in the total collected or consumed as it is reuse, and not collection from groundwater or water bodies.

Impact on water resources

Eletrobras's Environmental Policy and Water Resources Policy consider water and its multiple uses in our business strategy, identifying opportunities and promoting actions for efficient use, consumption reduction, reuse, and rainwater harvesting.

In 2024, we created the Water Working Group, within the scope of the Socio-environmental Commission, to enhance the company's water resources management. The Working Group enables coordination among the areas involved in the topic and promotes the presentation of integrated management solutions.

Water Stress

The classification of hydroelectric power plants (HPPs) located in water-stressed areas is carried out according to the methodologies presented by the ANA (National Water Agency) for the Water Balance, considering the commitment ranges of water resources use.

The PCH Curemas, HPP Pedra (of Eletrobras Chesf), and HPP Batalha enterprises, formerly belonging to Eletrobras Furnas, are located in rivers classified as being in a situation of water stress.

Potential impacts on water resources GRI 303-1 | SASB IF-EU-140.a.2 and IF-EU-140a.3

Possible impacts	Examples of mitigation and compensation measures
Hydroelectric plants	
Changes in hydrosedimentary dynamics	• Hydro-sedimentological monitoring program
Changes in rainfall patterns/Reduced downstream streamflow	• Hydro-sedimentological monitoring program
Changes in groundwater levels	• Hydrogeological monitoring program • Water table and groundwater quality monitoring program
Conversion of river ecosystems from lotic to lentic	• Water quality monitoring program/Ichthyofauna Program
Changes in surface water quality	• Water quality monitoring program
Riverbank erosion downstream of the reservoir	• Erosion monitoring/Rehabilitation of riparian vegetation
Multiple reservoir uses	• Reservoir Bank Environmental Conservation and Usage Plan (PACUERA)
Thermal power plants	
Consumptive water use in the generation process	• Water consumption and quality monitoring program
Possibility of water contamination by waste/ oil leaks	• Water quality monitoring program / Emergency Response Plan
Varying temperature, turbidity and pH in discharged water	• Water and Effluent Quality Monitoring Plan
Transmission lines	
Consumptive water use in the transmission process/ Consumptive water use in current conversion	• Water consumption and quality program • Addition of chemicals to the cooling water to increase the number of cycles in the Converting Substation towers
Floating solar farms (on reservoirs)	
Oil spills (equipment collapse)	• Contingency Plan • Bunding

Biodiversity and ecosystem services

GRI 3-3

Our Environmental Policy includes specific guidelines to support biodiversity management across the company. These aim to prevent or minimize impacts throughout our operations while promoting conservation and restoration actions.

We are signatories of the Brazilian Business Commitment for Biodiversity, promoted by the Brazilian Business Council for Sustainable Development (CEBDS), and we have joined the Business for Nature "Call to Action," a global initiative for collective efforts to reverse nature loss by 2030.

In 2022, we joined the Nature Action Platform, led by CEBDS, which focuses on implementing the guidelines of the Taskforce on Nature-related Financial Disclosures (TNFD). In 2023, we signed the Brazilian Business Sector Statement on the National Biodiversity Strategy and Action Plan (EPANB) and the Kunming-Montreal Global Biodiversity Framework.

In 2024, we became TNFD adopters, committing to report our impacts, dependencies, risks, and opportunities in line with the Taskforce's recommendations.

Biodiversity and ecosystem services are part of our materiality matrix. We consider communities in the direct areas of influence of our operations, society, and key opinion leaders as stakeholders relevant to managing our impacts.

As part of our TNFD approach, we will develop a Stakeholder Engagement Plan and a Supplier Assessment Plan, which will be integrated into our Biodiversity Action Plan.

Learn more below about the steps Eletrobras is taking to implement the TNFD framework.



Light for All Event - José Lins

PARTICIPATION IN COP16

In 2024, we participated in the 16th United Nations Conference on Biodiversity (COP 16), held in Cali, Colombia.

During the event, we presented the Biotic Integrity Index case (learn more on page 96) and the progress of our project to implement the TNFD recommendations.

SCOPE DELIMITATION

A rapid, high-level preliminary analysis of internal and external data and reference sources to generate a hypothesis regarding the organization's potential dependencies, impacts, risks, and opportunities related to nature, in order to define the parameters for a LEAP assessment and ensure alignment among managers and the assessment team concerning objectives and timelines.

GENERATE A WORKING HYPOTHESIS

Specify the organization's activities from which material dependencies, impacts, risks, and opportunities related to nature are likely to arise.

ALIGNMENT OF OBJECTIVES AND RESOURCES

Given the organization's current level of capacity, competencies, and data, as well as the organization's objectives, what resource considerations (financial, human, and data-related) and time allocation are necessary and agreed upon to conduct an assessment?

Review and repeat

LOCATE
the interface with natureze

L1 Scope of business model and value chain
What are the organization's activities by sector and value chain? Where are direct operations located?

L2 Dependency and impact analysis
Which of these sectors, value chains, and direct operations are associated with potentially moderate to high dependencies and impacts on nature?

L3 Interface with nature
Are any of these sectors, value chains, and direct operations associated with potentially moderate to high dependencies and impacts on nature? With which specific biomes and ecosystems do our direct operations, value chains, and sectors of moderate to high dependency and impact interact?

L4 Interface with sensitive locations
Which of the organization's activities within value chains and sectors of moderate to high dependency and impact are located in ecologically sensitive areas? And which of the direct operations are located in these sensitive areas?

ESTIMATE
dependencies and impacts

E1 Identification of environmental assets and ecosystem services and impact drivers
What are the sectors, business processes or activities to be analyzed? What environmental assets, ecosystem services and impact drivers are associated with these sectors, business processes, activities and assessment locations?

E2 Identification of dependencies and impacts
What are our dependencies and impacts on nature?

E3 Measurement of dependency impact
What is the magnitude and extent of our dependencies on nature?
What is the severity of our negative impact on nature?
What is the scale and scope of our positive impacts on nature?

E4 Assessment of impact materiality
Which of our impacts are material?

ASSESS
risks and opportunities

A1 Risk and Opportunity Identification
What are the corresponding risks and opportunities for our organization?

A2 Adjustments to Existing Risk Mitigation and Risk and Opportunity Management
What existing risk mitigation and risk and opportunity management processes are currently being applied?
How can risk and opportunity management processes and associated elements (and.g., risk taxonomy, risk inventory, risk tolerance criteria) be adapted?

A3 Risk and Opportunity Measurement and Prioritization
Which risks and opportunities should be prioritized?

A4 Assessment of the Relevance of Risks and Opportunities
Which risks and opportunities are relevant and, therefore, should be disclosed in accordance with the TNFD recommendations?

PREPARE
to respond and report

P1 Strategic and Resource Allocation Plans
What risk management, strategy, and resource allocation decisions should be made as a result of this analysis?

P2 Goal Setting and Performance Management
How will we define goals, and how will we define and measure progress?

P3 Report Preparation
What will we disclose in accordance with the TNFD recommended disclosures?

P4 Presentation
Where and how will we present our nature-related disclosures?

Review and repeat

ENGAGEMENT WITH INDIGENOUS PEOPLES, LOCAL COMMUNITIES AND AFFECTED STAKEHOLDERS

SCENARIO ANALYSIS

PRACTICAL CONSIDERATIONS FOR TNFD RECOMMENDED DISCLOSURES

Biodiversity-related targets

Since 2021, we have been monitoring indicators related to biodiversity targets, as presented below.

Indicator	Deadline	Base Year	Target	2021	2022	2023	2024	Target achievement
Total areas protected and/or forested by the company	Annual for five years	2021	Zero loss of vegetated areas that have been protected and/ or forested by actions carried out by companies	134,197 ha of forested areas	269,704 ha of forested areas	292,556 ha of forested areas	380,358 ha of forested areas	Target achieved
Species included in the IUCN Red List and in national conservation lists included in projects carried out for the conservation of endangered species	Annual for five years	2021	Annual inclusion of at least one new endangered species in conservation projects carried out by the companies	34 endangered species in conservation projects by Eletrobras companies	85 endangered species in conservation projects by Eletrobras companies	87 endangered species in conservation projects by Eletrobras companies	92 endangered species[1] in conservation projects by Eletrobras companies	Target achieved
Voluntary investment in projects that contribute to biodiversity management	Annual for five years	2021	Increase by 1% per year, in relation to the base year, voluntary investments in projects that contribute to the conservation of biodiversity	R$ 1,673,712 voluntarily invested in biodiversity conservation projects	R$ 1,321,919 voluntarily invested in biodiversity conservation projects	R$ 4,571,964 voluntarily invested in biodiversity conservation projects	R$ 7,450,625 voluntarily invested in biodiversity conservation projects	Target achieved
Carbon fixation in biomass (tons)	Annual for five years	2021	Increase carbon fixation in biomass in areas forested by Eletrobras companies by 5% per year compared to the previous year	Fixation of 75,180 tCO_2e in biomass	Fixation of 94,530 tCO_2e in biomass	Fixation of 73,304 tCO_2e in biomass	Fixation of 128,446 tCO_2e in biomass	Target achieved

[1] This calculation takes into account international (IUCN), national (MMA-ICMBio) and state lists and, therefore, the values differ from the content indicated on page 97.

Impacts on biodiversity

Throughout the planning of our ventures, we seek to anticipate and prevent potential impacts to the environment and biodiversity, minimizing unavoidable effects and compensating for residual impacts. Environmental Impact Assessments (EIAs) enable us to identify and evaluate how the implementation and operation of the ventures affect local biodiversity. For each negative impact identified, we propose mitigation and compensation actions. **GRI 304-2**

During the operation of projects, monitoring may indicate the need to review actions and make new investments. **GRI 304-2**

Impacts on biodiversity GRI 304-2

Direct impacts	Duration	Reversibility	Indirect impacts	Duration	Reversibility	Actions to avoid impacts	Actions to reduce and/or offset impacts
Hydroelectric plants							
Conversion of river ecosystems from lotic to lentic	Permanent in the reservoir area	Irreversible in the reservoir area	Changes in water quality	Temporary	Reversible	Reduction of biomass before filling the reservoir	Water quality monitoring
			Loss of aquatic habitats	Permanent	Irreversible	Avoid ecologically sensitive environments	Monitoring and restoration actions
			Macrophyte proliferation	Temporary	Reversible	Mapping of areas with potential for proliferation	Monitoring of water quality, monitoring of macrophytes, removal of macrophytes
			Loss and/or substitution of aquatic species	Permanent	Irreversible	Prioritizing construction projects that alter the characteristics of the river as little as possible	Monitoring and management of aquatic fauna
			Reduction of aquatic fauna	Temporary	Reversible		Reproduction and repopulation actions
Interference in the migratory routes of ichthyofauna	Permanent	Irreversible	Isolation of fish populations	Temporary with management measures adoption	Reversible with management measures adoption	Installation of plants outside migratory routes	Ichthyofauna monitoring, fish transposition mechanism, ichthyofauna management actions
			Loss and/or modification of ichtyofauna species	Permanent	Irreversible		
Hydroelectric plants, solar plants, transmission lines, wind farms							
Loss of vegetation cover	Permanent in the plant implementation area	Irreversible in the plant implementation area	Forest fragmentation	Permanent	Irreversible	Prioritize projects with smaller occupancy areas	Recovery of degraded areas, maintenance of germplasm banks, forest restoration in areas adjacent to the plant
			Loss of terrestrial habitats	Permanent	Irreversible	Prioritize projects with smaller occupancy areas; avoid ecologically sensitive environments	Monitoring and restoration actions
			Loss of flora and fauna diversity	Permanent	Irreversible	Avoid ecologically sensitive environments and those with endemic, rare and endangered species	Monitoring and management of fauna and flora
			Reduction of terrestrial fauna populations	Temporary	Reversible	Prioritize projects with smaller occupancy areas; avoid ecologically sensitive environments	Reproduction and repopulation actions
Change in ecosystems/habitats	Permanent	Irreversible	Loss of flora and fauna diversity	Permanent	Irreversible	Prioritize projects with smaller occupancy areas; avoid ecologically sensitive environments	Support for the creation and/or maintenance of protected areas, fauna and flora monitoring programs, fauna and flora management actions, conservation program for endangered species
Transmission lines, wind farms							
Occurrence of bird and bat collisions	Permanent	Reversible	Occurrence of bird and bat deaths	Temporary	Reversible	Implementation of plants outside the migratory route area	Installation of signaling equipment to avoid collisions

Main initiatives

Biotic integrity index

In partnership with the Federal University of Minas Gerais (UFMG), we developed an ecological assessment methodology to evaluate the net positive impact on biodiversity and ecosystem services in the drainage basin of the Furnas Hydropower Plant (HPP).

By analyzing the environmental and socioeconomic conditions of the region, the project aims to determine:

- The physical and chemical quality of water, species diversity, ecosystem services, and urban uses;
- The main human-induced pressures;
- Ecologically unique areas for conservation;
- Non-native species, their trophic interactions within food chains, and ecological consequences.

This voluntary project also includes an important environmental education component, with engagement and training activities in local schools, involving teachers, students, and residents.

Between 2023 and 2024, the project reached nine schools, 28 teachers, and 401 students.

SOWING RESILIENCE

In 2024, we implemented Agroecological Centers in the Chapada Diamantina territory, with the objective of complying with regenerative organic agriculture practices to: GRI 413-1

- Restore soil fertility;
- Capture organic carbon;
- Promote soil life;
- Reduce production costs;
- Increase soil water retention;
- Restore biological balance lost over time;
- Reuse waste for application in the family production system.

Production of native tree seedlings

Throughout 2024, we produced 10,000 native tree seedlings in the area near the Furnas Reservoir. As part of the initiative, we implemented inclusive environmental education activities for students with Autism Spectrum Disorder (ASD), in partnership with the public school system and the Association of Parents and Friends of People with Disabilities (APAE).

In addition to research and educational activities, the project helped raise public awareness and promote environmental conservation.

Xingó Forest Nursery

Eletrobras Chesf operates the Xingó Forest Nursery, dedicated to producing native caatinga species and preserving biodiversity. The nursery is known for its research on the reproduction of Melocactus species (commonly known as "coroa-de-frade"), which are threatened with extinction.

Chesf also supports environmental education and collaborates on reforestation and land restoration projects, expanding conservation efforts in the region.

Tucuruí Forest Germplasm Program

The Forest Germplasm Program of Tucuruí HPP (PA) maintains a nursery with the capacity to grow 120,000 seedlings and has produced over 800,000 in the past 20 years. Of these, 670,000 have been donated to communities, institutions, and small farmers.

Additionally, the program's seed analysis and storage lab has collected over 39 million seeds and donated around 21 million, contributing to environmental restoration and biodiversity in the region.



Cerrado (savannah) hawk - Paulo Ivo

Endangered species

All our projects that have some type of interaction with the local biome have biodiversity management plans for the areas where they are located, which support the recovery and conservation of threatened species.

Furthermore, we have voluntary protection programs, in accordance with our sustainability strategy. GRI 304-4

Threatened species with protection programs[1] GRI 304-4

	IUCN List			ICMBio-MMA List		
	2022	2023	2024	2022	2023	2024
Critically Endangered	2	2	5	4	5	10
Endangered	4	4	8	5	6	20
Vulnerable	16	17	21	19	21	34
Near threatened	13	13	14	15	15	15
Least Conrcern	13	15	20	3	4	5
Insufficient data	-	-	-	1	1	1
Total	48	51	68	47	52	85

[1] We used the list and terminology of the IUCN (International Union for the Conservation of Nature and Natural Resources) and the Chico Mendes Institute for Biodiversity Conservation (ICMBio) - Ministry of the Environment (MMA) to characterize threatened species. The species cited by IUCN and ICMBio-MMA are different and some appear in only one of these lists.

Conservation and restoration

Quelônio Project

The Quelônio Project was implemented in southeastern Pará with the goal of combining environmental education with the reproductive management of the Amazon River turtle (*Podocnemis expansa*) and the yellow-spotted river turtle (*Podocnemis unifilis*), two aquatic turtle species found in the Tocantins River.

In partnership with local students and riverside communities, the project promoted environmental care and conservation, contributing to the growth of the population of these important regional species.

Suçuaranas no Quintal Project

The Suçuaranas no Quintal project aims to ensure coexistence and community engagement in the conservation of biodiversity, with a focus on the puma population in southeastern Goiás.

Through this initiative, we support the conservation of a key predator that plays a vital role in maintaining the stability of local ecosystems.



Amazonian Manatee Population Assessment Project - *Eletrobras Eletronorte Collection*

Amazonian Manatee Project

The Amazonian Manatee Management, Release, and Monitoring Project carried out the first release of five individuals into the Uatumã River in 2024. The initiative includes monitoring through radio telemetry and environmental education activities with local communities.

The Center for the Preservation and Research of Aquatic Mammals and Turtles (CPPMQA) currently cares for 43 manatees, strengthening conservation efforts for the species in the Amazon region.

SMALL FELINES CONSERVATION PROGRAM

Since 2021, we have conducted the Small Felines Conservation Program at the HPP Batalha, in Paracatu (MG).

The Program conducts studies on the ecology and conservation of small felines in the areas of influence of the plant, addressing home ranges, population dynamics, and relationships with residents in the project's surrounding area.

With an investment of R$ 2.5 million, the Program has already achieved the following results:

- 8,000 trap-days, with the capture of 15 ocelots and 9 oncillas;
- 12,000 camera trap-days, with records of various fauna species;
- The captured individuals receive a GPS collar and their data are monitored;
- The main threats identified are collisions with vehicles and displacement or mortality caused by domestic dogs.

Protected and restored areas

All of our operating subsidiaries have maintained habitat protection and/or restoration programs. **GRI 304-3**

Areas protected and restored by Eletrobras companies GRI 304-3

Protected or restored habitat	Area (ha)	Location	Area status	Standards, Methodology and Assumptions	Partnerships
Permanent Preservation Areas (APP) intercepted by the 230 kV Jardim-Penedo Transmission Line (forest restoration)	12.68	States of Sergipe and Alagoas	Currently, the entire area planned for recovery has been planted with seedlings of native species from the Atlantic Forest Biome. The program is now in the maintenance phase, during which 1,298 seedlings of native species were replanted	The program began in March 2020 and lasted until March 2024.Native, pioneer and climax species were used, preferably representative of species common in the region's Atlantic Forest or those that best adapted to the conditions of the planting area	The Project was designed by Eletrobras specialists in compliance with Environmental Licensing, conducted by IBAMA.
Continuous Program for the Recovery of Degraded Areas around the UHE Xingó Reservoir (recovery of degraded areas)	312.76	States of Sergipe and Alagoas	The program, which is in an advanced stage, already has 312.76 hectares of caatinga under recovery, and in 2023, 28,054 seedlings were replanted. In 2024, 30,803 seedlings were replanted as part of the maintenance of this program.	The degraded areas recovery programs and Permanent Preservation Areas around the HPP Xingó use rustication techniques, planting seedlings and protection of planted areas that have already been analyzed and approved by supervisory bodies.	The Project was designed by Eletrobras specialists in compliance with Environmental Licensing, conducted by IBAMA.
Permanent Preservation Areas (APP) on Xingó Reservoir banks	38.01	States of Sergipe and Alagoas	In 2023, restoration work began on 38.01 hectares in Permanent Preservation Areas on the banks of the Xingó Reservoir, with the planting of 57,301 seedlings of native caatinga species. In 2024, this restoration work also continued, with the planting of 14,795 seedlings in Permanent Preservation areas on the banks of the Xingó Reservoir.	The degraded areas recovery programs and Permanent Preservation Areas around the HPP Xingó use rustication techniques, planting seedlings and protection of planted areas that have already been analyzed and approved by supervisory bodies.	The Project was designed by Eletrobras specialists in compliance with Environmental Licensing, conducted by IBAMA.

Protected or restored habitat	Area (ha)	Location	Area status	Standards, Methodology and Assumptions	Partnerships
Mosaic of Conservation Units (UC) of Tucuruí Lake (protection support)	664,000	Municipalities of Breu Branco,Goianésia do Pará, Itupiranga, Jacundá, Nova Ipixuna, Novo Repartimento and Tucuruí, in the state of Pará	All Full Protection Conservation Units are in a good state of conservation, with protection and management activities carried out by the management bodies of these units, whether federal (ICMBio) or state. The Tucuruí Lake UC Mosaic, because it is made up of sustainable use conservation units, has a very occupied area, with a predominance of pasture and family farming. In this area, remnants of native forest are still present, however actions to protect and recover APP (permanent preservation zones) are necessary.	In compliance with legal requirements, we support conservation units in land demarcation activities, development of resident populations, protection and surveillance of areas and environmental education for local populations in their surroundings. To carry out the activities, we have signed partnership terms, such as Terms of Commitment or Technical Cooperation Agreements, with the institutions responsible for managing these areas.	Institute for Forest Development and Biodiversity of Pará (IDEFLOR-Bio).
Samuel State Ecological Station (protection support)	71,060.70	Municipalities of Itapuã do Oeste and Candeias do Jamari, state of Rondônia			Rondônia Environmental Development Department (SEDAM)
Biological Reserve – REBIO Uatumã (protection support)	900,000	Municipalities of Presidente Figueiredo, São Sebastião do Uatumã and Urucará, state of Amazonas			Chico Mendes Institute for Biodiversity Conservation (ICMBio)
Parakanã Indigenous Land (protection support)	351,600	State of Pará	All Indigenous Lands are in a good state of conservation, with protection and management activities carried out by the management bodies of these units.	Eletronorte supports environmental protection actions in Indigenous Lands that have suffered interference from its projects. These actions are part of broader programs	Actions carried out in partnership with Funai (National Indigenous Foundation) and indigenous communities
Waimiri Atroari Indigenous Land (protection support)	2,585,910	States of Amazonas and Rondônia			
São Marcos Indigenous Land (protection support)	654,110	State of Roraima			
Krikati Indigenous Land (protection support)	144,775	State of Maranhão			
Trocará Indigenous Land (protection support)	21,722	State of Pará			

Protected or restored habitat	Area (ha)	Location	Area status	Standards, Methodology and Assumptions	Partnerships
Permanent Preservation Area of HPP Barra do Rio Chapéu (forest restoration)	27.5	Municipalities of Rio Fortuna and Braço do Norte, state of Santa Catarina	The Permanent Preservation Area is recovering naturally, but actions to restore areas with little vegetation cover are planned.	The procedures include studies, environmental programs and the management associated with environmental licensing. The methodologies described in the Environmental Programs are followed to carry out the activities. The Business Management Standards and Procedures relating to Environmental Management and Environmental Licensing have been updated and are in force.	In the case of HPP Passo de São João, a partnership was established with GAPA (Environmental Police Support Group) for environmental inspection and protection of its area of direct influence.
Permanent Preservation Area of HPP João Borges (forest restoration)	271.5	Municipalities of Lages, São José do Cerrito and Campo Belo do Sul, state of Santa Catarina			
Permanent Preservation Area of HPP São Domingos (forest restoration)	730.40	Municipalities of Água Clara and Ribas do Rio Pardo, state of Mato Grosso do Sul			
Permanent Preservation Area of HPP Passo São João (forest restoration)	1769.4	Municipalities of São Luiz Gonzaga, Dezesseis de Novembro, Roque Gonzales, São Pedro do Butiá, Rolador, state of Rio Grande do Sul	The Permanent Preservation Area is in a good stage of recovery due to the actions already carried out and the environmental programs maintained that aim to prevent degradation. At the Passo São João Hydroelectric Plant, the APP was found to be in a good stage of recovery, due to the actions already carried out and the environmental programs maintained that aim to prevent degradation.		
Surroundings of HPP Teles Pires	Preservation of 20,000 ha Restoration of 2,962 ha	Jacareacanga (PA) and Paranaíta (MT)	To date, 1,333.3 hectares have been restored, distributed across five sections. These sections underwent an audit and, taking into account the development stages of the plantings carried out, the result was positive, since approximately 75% of the area has been restored. A total of 1,230,854 seedlings have been planted.	Direct planting using the following methodologies: total planting, nucleation, enrichment and filling.	Restoration actions are carried out by outsourced companies and monitoring is carried out by the coordination of HPP TP's flora programs.


Aldeia Iawara - Eletrobras Collection

CHAPTER 7

COMMUNITIES

SDG

3, 4, 8, 10, 11, 15, 16

CAPITALS

Community relationship

GRI 3-3

Our activities involve the construction and operation of projects that, depending on their characteristics and the regions where they are implemented, may generate various social and environmental impacts.

For this reason, we seek to engage with the communities surrounding our operations, respecting their specific needs and cultures. Our goal is to understand their expectations and requirements in order to minimize and compensate for negative social, environmental, and cultural impacts, while also promoting positive ones.

As part of the environmental licensing process (learn more on page 84), we carry out Environmental Impact Studies (EIA) to identify potential impacts on society and the environment, from the planning phase through to operations. Once these impacts are identified (detailed on page 105), we develop mitigation and compensation proposals, which are monitored through social and environmental programs.

In this context, all social groups involved with new projects participate in the development and implementation of initiatives that aim to support regional development and improve quality of life.

Three key actions are highlighted in our projects:

- **Environmental Education Program (PEA):** Communities take part in programs whose topics are defined through participatory assessments and are evaluated by the participants.
- **Social Communication Plan (PCS):** Encourages dialogue with communities through communication campaigns and meetings to assess and define social and environmental measures. The PCS also continuously maps relevant stakeholders to improve engagement.
- **Emergency Action Plan (PAE):** Includes actions related to dam safety (more on page 107), in coordination with Civil Defense and the local government. Eletrobras is responsible for the notification and alert system in the Self-Rescue Zone (ZAS), defined according to current legislation.

In addition, we maintain ongoing communication channels with communities, using simple language and accessible formats to ensure respectful and conflict-free interaction.

Eletrobras' relationship with communities is guided by our Environmental, Human Rights, Social Responsibility, Communication and Engagement, Sustainability, and Dam Safety Policies.

Our Code of Conduct also ensures that the specific needs and cultures of all social groups involved in each stage of new projects are respected, supporting the sustainable development of communities in our areas of operation.

In 2024, we strengthened our approach by creating a dedicated community engagement area within the Sustainability Department.

Impact management

We are present in more than 1,500 municipalities across Brazil and, whenever possible, we strive to adopt measures to prevent, reduce, or offset impacts on society and the environment.

The socioeconomic assessment conducted as part of the Environmental Impact Assessment (EIA) helps identify vulnerable social groups and evaluate the risks and impacts of projects on these groups and the local physical infrastructure.

The studies carried out by Eletrobras comply with Brazilian environmental legislation and follow industry best practices. They are reviewed and monitored by the relevant government authorities.


HPP São Domingos - Valter M Garcia Jr

Impacts on communities

Below, we present the types of activities and projects where certain impacts occur more frequently. For each identified impact, mitigation or compensation actions are listed.

The intensity, magnitude, and significance of the impacts are not assessed, as they vary depending on the region, the scale, and the specific characteristics of each project. **GRI 413-2**

Potential impacts on surrounding communities GRI 413-2

Direct impacts	Mitigation or compensation actions
Transmission lines	
Presence of maintenance crews on rights-of-way	Communication and social interaction actions, environmental education actions, specific actions for indigenous communities
Noise caused by equipment installed on transmission towers	Communication and social interaction actions
Increased vulnerability of the territory	Actions of communication and social interaction, territorial protection, in the case of indigenous lands, strengthening of indigenous organization, support for productive activities, environmental and indigenous awareness, environmental education
Wind farms	
Moving shadows and/or reflections (stroboscopic effect)	Avoid developing solar farms near populated areas
Hydroelectric plants	
Compulsory relocation of urban and rural communities	Communication and social interaction actions, assistance to the affected population, restoration of productive activities, social support
Loss of livelihoods (farming, non-timber forest products, mining, fishing)	Communication and social interaction actions, assistance to the affected population, restoration of productive activities, qualification of the professional workforce in the fishing sector, support for aquaculture projects
Disruption/loss of transportation routes and communications systems	Communication and social interaction actions, improvement and restoration of roads
Changes in reservoir outflow rate	Communication and social interaction actions
Solar farms	
Flash blindness	Avoid developing solar farms near populated areas

Thermal power plants	
Adverse effects on air quality from particulate and dust emissions, etc.	Communication and social interaction actions, air quality monitoring, installation of equipment that reduces the emission of these substances
Hydroelectric and wind power plants	
Changes in lifestyles and sociocultural relations	Communication and social interaction actions, assistance to the affected population, environmental education, social monitoring, heritage appreciation
Real estate speculation	Communication and social interaction actions, urban requalification
Hydroelectric power plants and transmission systems	
Interference in traditional communities, indigenous people and/or other ethnic groups	Specific communication and social interaction actions, to assist the affected population, actions proposed within the scope of the study of the indigenous component and the basic project of the indigenous component
Hydroelectric, wind and solar power plants and transmission systems	
Interference with tourist potential (degradation of scenic beauty)	Communication and social interaction actions, recovery of tourism and leisure activities
Interference with landscape, paleontological, archaeological and speleological sites and other places of symbolic value to local communities	Communication and social interaction actions, environmental education, research, monitoring and paleontological and archaeological rescue and protection of landscape and speleological sites
Hydroelectric, thermoelectric, wind and solar power plants and transmission systems	
Generation of expectations in the local and regional population and emergence/ increase of social tensions	Communication and social interaction actions, environmental education
Restriction of land use	Communication and social interaction actions,environmental education, recomposition of productive activities, recovery of degraded areas
Migratory flow	Communication and social interaction actions, institutional articulation, urban requalification, public health, environmental education
Dynamization of the economy	Communication and social interaction actions, workforce qualification, institutional articulation, development of productive activities
Increase in the collection of municipal taxes	Communication and social interaction actions, institutional articulation, development of productive activities, strengthening public administration
Increase in the supply of direct jobs during construction	Communication and social interaction actions, workforce qualification, institutional articulation
Increase in technical-scientific knowledge about the region	Communication and social interaction actions, environmental education
Limitation of land use within the right-of-way and adjacent areas	Communication and social interaction actions,environmental education, recomposition of productive activities, recovery of degraded areas

Population displacement

We manage the impact of involuntary resettlement in line with the guidelines for relocating populations affected by electricity sector projects, as outlined in Eletrobras' Environmental and Human Rights Policies. **GRI EU20**

As a principle, we aim to avoid impacts on populations in the 1,500 municipalities where we operate and to minimize the number of people who need to be relocated. Impact assessments follow the Terms of Reference issued by environmental authorities and define the affected population through consultations and participatory social diagnostics. **GRI EU20**

As part of this process, we implement a social communication and engagement plan with the local population, involving various forms of local representation. **GRI EU20**

When resettlement is unavoidable, we provide proper support and compensation, as required by applicable laws and Eletrobras' policies and regulations. In line with these guidelines, during the reparation process, we seek negotiated solutions through multiple options, such as collective resettlement, self-relocation, or financial compensation. **GRI EU20**

For each property affected by our generation and transmission projects, we manage topographic and registration data, as well as all communications between the company and property owners, through Eletrobras' Land and Environmental Management System. **GRI EU22**

In 2024, no people were displaced as a result of our direct operations. **GRI EU22**

Emergency action plans

All Eletrobras power plants have an Emergency Response Plan (PAE), which outlines the actions to be taken in emergency situations, following the risk matrix regulated for the electricity sector. **GRI EU21**

The PAE is updated every year or when significant changes occur. It includes emergency contacts, drills, and alert systems. Contingency plans are aligned with legal requirements and shared with local governments and Civil Defense authorities. **GRI EU21**

To guide our actions, Eletrobras has an internal Dam Safety Policy and Regulation, aligned with the National Dam Safety Policy (PNSB). These ensure the regular update of assessment tools, indicators, risk matrices, and Emergency Action Plans (PAE). **GRI EU21**

Any incidents are investigated by an Analysis Committee, which produces detailed reports on causes, failures, and corrective actions. Eletrobras' occupational health and safety incident management standard provides guidance on how to report such events. **GRI EU21**

Communication channels with communities

Maintaining relationships with communities is essential to ensure that project impacts are identified, assessed, and mitigated in a participatory and transparent way.

To support this, Eletrobras maintains permanent communication channels with communities, such as the Ombudsman's email and hotline (0800 721 3275), and the website: **https://www.eletrobras.com/canaldeouvidoria**

Community engagement is considered during the environmental licensing process through social communication and environmental education programs.

We ensure the inclusion of vulnerable groups, such as Indigenous peoples and traditional communities, making sure their needs are addressed. The goal is to balance development with environmental preservation and the improvement of living conditions for affected communities.

We have a dedicated Community Relations department, with a trained team whose mission is to strengthen the company's community engagement initiatives starting in 2025.

Engagement with the local community[1] GRI 413-1

	2022	2023	2024
Number of operations with engagement, impact assessments and/or development programs aimed at the local community, among other actions	749	850	738
Percentage of operations with engagement programs (%)	81.68	87.65	66.25

[1] The information reported considers Eletrobras holding (including Furnas), Chesf, Eletronorte, CGT Eletrosul and the SPEs Baguari, Madeira Energia (HPP Santo Antônio), Retiro Baixo and Teles Pires.

Indigenous and traditional peoples

GRI 3-3

Through our Environmental and Human Rights Policies, we have established guidelines for engaging with traditional communities, such as Indigenous peoples, Quilombola communities, and riverine populations, in full respect of their legal rights. This reaffirms our commitment to these groups and reflects our understanding of the impacts our projects may have on their ways of life.

The **Supplier Code of Conduct**, updated in 2024, also includes specific guidelines and behavioral standards to help ensure the rights of traditional communities are respected.

During the environmental licensing process, we assess the potential impacts of our projects on these communities. Once a project on Indigenous land has been identified, the National Foundation for Indigenous Peoples (Funai) issues terms of reference for preparing the Indigenous Component Study. In the case of Quilombola communities, this process is conducted in coordination with the National Institute for Colonization and Agrarian Reform (Incra).

Based on the study results, Funai may recommend the continuation of the licensing process or the need for a Basic Environmental Project (PBA), which includes plans, programs, and actions to mitigate and compensate for identified impacts. Once approved by Funai, the PBA is presented to the Indigenous communities, who decide whether or not to approve it.

In our relationships, we promote tailored communication with traditional communities, considering their ethnic and linguistic specificities, to establish ongoing dialogue and build relationships based on mutual trust.

Our ongoing engagement with Indigenous associations and Funai ensures that our actions generate positive outcomes for the communities and that their expectations and needs are met with transparency and efficiency.

Governance Structure

Since 2024, we have had a dedicated area for managing relationships and programs involving Indigenous and traditional peoples. This team includes in-house Indigenous teams with extensive field experience and training, working closely with our operational and environmental departments to ensure integrated action.



Waimiri Atroari - Mário Vilela

In addition to this dedicated team, we created a Working Group within the Socioenvironmental Commission to coordinate efforts in this agenda.

We are the company with the largest engagement with Indigenous peoples in Brazil: 35 ethnic groups across 64 Indigenous lands.

Relationship with indigenous and traditional peoples

Free, Prior and Informed Consent (FPIC)

In recent years, there has been growing demand for Free, Prior and Informed Consent (FPIC) from various stakeholders, including communities and investors. Attentive to stakeholders' expectations and the relevance of the topic, we have strengthened our commitments and practices to ensure FPIC is integrated into the implementation of new projects.

In 2024, we included a formal commitment to the right to consultation for traditional communities in our updated Human Rights Policy and made progress in developing our FPIC Guideline, expected to be completed in early 2025. This will guide Eletrobras' practices regarding FPIC across our areas of operation.

We are currently conducting our first formal FPIC process, related to the licensing of a new transmission line in Minas Gerais, acquired through a transmission auction.

Our discussions with the Mocambo and Sítio Quilombola Remaining Community (CRQ), the state environmental agency, and Incra (National Institute for Colonization and Agrarian Reform) aim to ensure the development of the Quilombola Component Study (ECQ) and the Quilombola Basic Environmental Plan (PBA-CQ), in line with FPIC principles and based on good faith and a response timeline appropriate to the community's needs.


HPP Balbina *- Eletrobras Collection*

PROJECTS WITH THE WAIMIRI ATROARI COMMUNITY

In 2024, we continued the Waimiri Atroari Program, which aims to compensate for and mitigate the impacts of the Balbina Hydropower Plant (HPP). The program supports health, education, environmental protection, and production activities for the Waimiri Atroari people. It also helps strengthen their understanding of Brazil's sociopolitical context, encouraging the recovery of their economic and cultural independence.

The initiative seeks to balance economic and cultural relations between this Indigenous community and broader Brazilian society. It ensures their exclusive use of the demarcated territory officially recognized as Waimiri Atroari Land, and improves their living conditions in line with the community's own aspirations.

In 2025, following guidance from Funai, the social and environmental impacts of HPP Balbina on the Waimiri Atroari will be reassessed. This will help evaluate past actions and update compensation and mitigation measures.

The Waimiri Atroari are also affected by the Manaus–Boa Vista transmission line, currently being developed by SPE TNE (see page 49 for more details). In 2024, Eletrobras, TNE, and the federal government, through Regional Funds, invested approximately R$ 42 million[1] in compensation and mitigation programs for the Waimiri Atroari.

[1] R$ 10 million from Eletrobras + R$ 24 million from TNE + R$ 8 million in compensation from the Union to TNE.

Social responsibility

GRI 3-3

Aiming to generate value for Brazilian society, we seek to contribute to sustainable development and reduce impacts on communities near our operations, offices, and hydrographic basins that supply our hydroelectric plants. To this end, we invest in strategic socio-environmental projects, whether through directly selected initiatives or thematic public notices.

We are guided by a Social Responsibility Policy, which gathers the guidelines that direct Eletrobras' practices based on the principles of social responsibility, integrating them into our management model. The Policy is grounded in international references, such as the Sustainable Development Goals, guiding private social investment in social projects, actions, and programs.

Furthermore, the document provides for the promotion of an ethical and transparent dialogue with stakeholders, considering their expectations, needs, and the social, cultural, economic, political, and environmental contexts.

SÃO FRANCISCO LAKES PROJECT

Through the São Francisco Lakes Project, we foster the sustainable development of rural communities in the areas of the Paulo Afonso hydroelectric complex and the Itaparica and Xingó hydroelectric plants. Family farmers from 12 municipalities in Alagoas, Bahia, Pernambuco, and Sergipe are beneficiaries. GRI 413-1

The Project supports regional development through the generation of work and income for small agricultural producers and their families. GRI 413-1

This initiative is the result of a partnership with the Brazilian Agricultural Research Corporation (Embrapa) and the Brazilian Development Bank (BNDES). Ongoing since 2019, the Project has an investment of R$ 5.9 million. GRI 413-1

In 2024, we began applying the Social Return on Investment (SROI) methodology to the Project, with the aim of comparing the value of invested resources and the social value generated for society by this initiative. GRI 413-1

508
Technological learning fields for 1,500 participants;

6
environmental preservation areas, primarily for the recovery of water springs;

121
properties with the planting of forages resistant to water stress to nourish the herds;

450
families received free-range chicks;

96
apiaries implemented and 19 beekeeping courses offered to 463 people;

202
training events such as lectures, technical visits, and field days.

NOVOS CAMINHOS PROGRAM

Since 2023, we have supported the Novos Caminhos Program, in partnership with the Court of Justice of the State of Santa Catarina and the Foundation for Higher Studies in Administration and Management (FESAG). GRI 413-1

In 2024, we expanded support to Pará and Amazonas, in addition to Santa Catarina, with an investment of R$871,000 and the provision of education opportunities for children and employability for adolescents in foster care services in these states. GRI 413-1

Notable results include: GRI 413-1

- **1,184 young people** referred to the labor market;
- **13,527 enrollments** of young people in courses and workshops of Program partners;
- **632 young people** with psychological support;
- **604 dental appointments**;
- **1,332 young people** from foster homes benefiting from health workshops;
- **7 hired** by CGT Eletrosul as young apprentices.

Social investments

Regarding Private Social Investment (PSI), we have evolved from a philanthropic stance in the 1990s to achieve the current level of Social Innovation and Shared Value.

Currently, our focus is on identifying business opportunities within social problems that can be addressed by Eletrobras companies, thereby increasing profits or enhancing market differentiation.

The amounts allocated to environmental and social projects derived from licensing commitments in 2024 totaled R$ 132.7 million.

In 2024, Eletrobras's PSI amounted to R$ 49.5 million. GRI 413-2

Through the issuance of public selection notices and direct selection, we have invested in projects with 100% tax incentives, focusing on communities in areas of coexistence. Key highlights include:

- **Rouanet Law and Audiovisual Law:** Instituto Baccarelli, in São Paulo (SP) - R$ 350,000;
- **Sports Incentive Law:** Women's Futsal as Empowerment, in Brasília - R$ 350,000;



San Francisco Lakes Project - Agriculture in Poço Redondo, SE - Zeca Teixeira

- **Childhood and Adolescence Fund (FIA):** Educating and Transforming, in Itumbiara (GO) - R$ 474,500;
- **Elderly Fund:** Healthy Life in the Hills, in Recife (PE) - R$ 500,000.

Sponsorships

In 2024, we continue to invest in sponsorships with positive impacts on the environment and society.

These initiatives are primarily focused on promoting innovation and sustainability projects, as well as increasing our presence in areas of influence and strengthening our relationships with potential customers.

40 projects
sponsored

R$ 28.9 million
in invested value

Eletrobras Companies' Sports Sponsorship Program stood out in the past year, with 24 sponsored projects and a total contracted value of R$ 12.1 million.

Click here to access Eletrobras Companies' Sponsorship Policy.

INCENTIVE TO SPORTS

In 2024, we renewed our sponsorship of Flamengo Olímpico - Aquatics and Artistic Sports, fostering society development through sports.

Since 2014, we have supported this project, comprising Olympic athletes from various modalities, through the Sports Incentive Law.

This initiative provides training and adequate infrastructure for the practice of sports activities, encouraging the participation of athletes in regional, national, and international championships.

The Flamengo Olímpico project benefits approximately 400 individuals, with athletes aged between 6 and 38 years, including already renowned figures, such as the club's women's artistic gymnastics team.


THIS TEAM'S ENERGY HAS HISTORY
Eletrobras. Official sponsor of the Flamengo Olympic Project.
Eletrobras

Volunteering

In 2024, the Eletrobras Volunteer Program mobilized around **one thousand volunteers** in social and environmental actions that positively impacted the lives of eight thousand people, totaling 3,800 hours of implementation and planning of volunteer actions. **GRI 413-1**

ENVIRONMENTAL

IARA Project

Through the IARA (Environmental Intervention for Water Restoration) Project, we carry out river cleaning campaigns, install ecological barriers to recover springs and carry out reforestation actions by planting native seedlings.

In 2024, our volunteers planted 500 seedlings, contributing to the recovery of green areas in the Pedra Branca State Park (RJ).

The Project also donated 1.3 tons of vegetables to schools and social gardens around Eletrobras facilities, integrating food into student meals and promoting environmental education.

SOCIAL

Mentoria com Energia Project

The Mentoria com Energia project has impacted 100 young apprentices from Eletrobras and partner institutions, developing their personal and professional skills.

The initiative includes guided tours led by volunteers to the company's power plants and substations, educating the young participants about our work, energy generation and transmission, and the importance of the wall for community safety.

Na Mão Certa Program

On the National Day to Combat Abuse and Sexual Exploitation of Children and Adolescents, engagement activities were carried out to strengthen the company's commitment to the Na Mão Certa Program.

The initiative aims to disseminate knowledge on the subject and encourage participation in actions that contribute to ending the sexual exploitation of children and adolescents in the country.

CAMPAIGNS

Blood Donation

The Voluntary Blood Donation Campaign was divided into two initiatives (in June and November), saving 1,412 lives through the mobilization of professionals from across Brazil.

Pink October

The campaign collected 234 scarves and hair strands for donation, in addition to offering a hair cutting day for employees.

SOS South

In partnership with the NGO Transmissão da Cidadania e do Saber, we raised 5,940 essential items, such as clothing and hygiene products, for donation to the victims of the floods that occurred in the South of the country.

Bottle Caps Gymkhana

On the National Day of the Fight for the Rights of Persons with Disabilities, September 21st, we delivered 40 kg of bottle caps to the NGO "One By One". The recycling of the collected plastic funded food to combat food insecurity among people in vulnerable situations.

CHAPTER 8

THE ENERGY OF PEOPLE



Transmission Line Nova Santa Rita - Camaquã 3 *- Luciano Martinhago*

SDG

CAPITALS

Our employees

GRI 3-3

At Eletrobras, we believe that our energy comes from people.

We recognize that the dedication and engagement of our professionals are fundamental to the sustainability of the business. Therefore, we invest in the development and appreciation of our team, adopting the best people management practices to foster an environment conducive to innovation and sustainability.

To strengthen our organizational culture, we adhere to the People Management Policy, which establishes guidelines aligned with the corporate strategy and directs the management of the team.

Click!

In line with the company's digital transformation process, we have implemented a series of digital solutions in our human resources processes.

In 2024, through the "Click!" program, we invested in more agile and integrated processes, with data-driven people management. As one of the results, we now offer access to HR services via mobile phone, making the user experience simpler.

OUR ENERGY

The concept "**Our Energy**" symbolizes the vitality and collective strength directed to generate positive impacts on society, with a focus on our business. Energy keeps systems crucial to life on the planet running and, therefore, connects to Eletrobras' strategy and vision for the future.

As a way of working on the knowledge, experience and daily practice of "Our Energy" with all professionals, we carry out several internal actions and training to address the concept and contribute to the internalization and experience of cultural uniqueness.

Click here to watch the video of **Eletrobras' Cultural Manifesto.**

As a result of Eletrobras' Cultural Manifesto, we implemented the following initiatives throughout 2024:

- **Our Energy Web Series:** launch of digital content on Organizational Culture, Purpose, Values and Behaviors;
- **Culture Chat:** virtual meetings aligned with Our Energy, in which professionals can debate and generate knowledge about culture and its different aspects in the corporate environment;
- **Leaders Meeting:** held in Rio de Janeiro, the event worked on themes that support organizational culture and contribute to the development and training of leaders;
- **Culture in action:** workshops and practical experiences with leaders to build actions with their teams that strengthen our culture;
- **Activation workshops:** activation actions and to disseminate and experience the Eletrobras culture for our professionals.

Employee profile

GRI 2-7 | 2-8

7,710
Active employees[1]

20.4% Women
79.6% Men

46.6% Black, brown, asian and indigenous people

339 Interns
49.6% Women | **50.4%** Men

218 Young apprentices
54.1% Women | **45.9%** Men

7.0% Under 30 years old

64.9% Between 30 and 50 years old

28.1% Over 50 years old


10.8%
NORTH
31.6%
NORTHEAST
9.9%
MIDWEST
35.2%
SOUTHEAST
12.5%
SOUTH

[1] All active employees at Eletrobras companies work full-time. The information reported considers Eletrobras holding (including Furnas), Chesf, Eletronorte and CGT Eletrosul.

Access the Indicators Booklet to check the company's complete data and historical evolution.

Geographically, we have teams in all regions of the country, contributing to income generation and local and territorial development. GRI 2-7

Employees by gender[1] GRI 2-7 | 2-8

	Men	Women	Total
Full-time	6,135	1,575	**7,710**
Interns	171	168	**339**
Young apprentices	100	118	**218**

Employees by region[1] GRI 2-7

	Midwest	Southeast	South	North	Northeast	Total
Full-time	764	2,714	962	830	2,440	**7,710**

[1] All active employees at Eletrobras companies work full-time. The information reported considers Eletrobras holding (including Furnas), *Chesf*, Eletronorte and CGT Eletrosul.


LT with Local Community *– Eletrobras Collection*

Talent attraction and retention

GRI 3-3

At Eletrobras, we aim to attract and select talent aligned with our values and commitments, promoting diversity, inclusion, and the well-being of our people in a healthy, safe, and positive work environment.

We are guided by a culture that puts life first, values human relationships, and believes that qualified teams drive innovation and competitiveness, contributing to the company's growth.

The attraction and selection processes are led by the Vice Presidency of People, Management, and Culture. The area's policies are designed to reflect the new post-capitalization context, with a focus on standardizing processes based on:

- Developing inspiring leadership;
- Ensuring a safe, collaborative, diverse, and innovative work environment.

Click here to access Eletrobras' People Management Policy.

Voluntary and Mutual Dismissal Plans

Throughout 2024, we continued implementing the Voluntary Dismissal Plans (VDPs) outlined in the 2022–2024 Collective Labor Agreement.

These phased dismissals are part of our commitment to gradually renew the workforce, ensure operational continuity, and manage knowledge effectively.

By the end of the year, 4,030 of the 4,066 employees enrolled in the two VDPs launched in 2022 and 2023 had left the company, resulting in savings of R$ 157 million. The total cost of the incentive packages was R$ 1.8 billion.

In 2024, we also launched the Mutual Dismissal Plan (MDP), which had 390 registrants and 306 dismissals, generating monthly savings of R$ 11 million. The cost of the incentive packages for this plan totaled R$ 148.5 million.

PEOPLE AND GOVERNANCE COMMITTEE

The People and Governance Committee (CPES) advises Eletrobras' Board of Directors in making strategic decisions about people.

The CPES is responsible for issues related to compensation, performance evaluation and succession of managers and members of governance bodies.

The Committee also supports the development of corporate identity and culture, as well as other policies focused on people, culture and corporate governance.

Click here to access CPES Bylaws in full.


Talk - show

***Trainee Onboarding** - Claudio Ribeiro*

Internship and Young Apprentice Programs

Our Internship Program prepares interns for the job market, promoting their personal and professional development. In 2024, we unified the process across all companies and hired 200 new interns throughout Brazil. **GRI EU14**

As part of our Program, interns receive continuous guidance from a specialized team and participate in supervised activities, in addition to educational events, such as onboarding. **GRI EU14**

Over the past year, we launched a development track with online content and meetings with professionals to strengthen behavioral skills and knowledge about Eletrobras. **GRI EU14**

Similar to the Internship Program, the Young Apprentice Program was integrated across the entire company in 2024, ensuring equal opportunities for training and growth. **GRI EU14**

In partnership with the National Service for Industrial Training (SENAI), the Program offers a technical course and practical activities for the professionalization of young people since 1997. In this cycle, we established a partnership with the Novos Caminhos Program (PNC), expanding the training of young people in situations of social vulnerability. Initially, seven positions were offered in partnership with the Court of Justice of Santa Catarina, with plans to expand the initiative to other states. **GRI EU14**

TRAINEE PROGRAM

In 2024, we launched our first post-capitalization Trainee Program, aimed at developing strategic talents for the company's future.

The Program aims to prepare professionals for key positions, developing transformation agents aligned with our values and strengthening the corporate strategy.

Spanning 18 months, the Program received over 14,000 enrollments and hired 38 trainees for various areas.

The development track included over 290 hours of technical, strategic, and behavioral training, in addition to visits to plants and substations. Trainees also underwent quarterly evaluations.

With this initiative, Eletrobras reaffirms its commitment to building a sustainable energy future, investing in the training of professionals capable of leading the transformation of the sector and strengthening its presence in the market.

Turnover

In 2024, our turnover rate was 26.54%, an increase of approximately 3.6 percentage points compared to the result of the previous period. **GRI 401-1**

This result reflects the transformations of the company, especially regarding the renewal of the staff. **GRI 401-1**

HIRING RATE[1]

1,361 hires

BY GENDER

Men: 15.45%
Women: 26.22%

BY AGE GROUP

Under 30 years old: 59.63%
Between 30 and 50 years old: 19.38%
Over 50 years old: 3.23%

BY REGION

North: 12.05%
Northeast: 20.53%
Midwest 14.14%
Southeast: 18.05%
South: 16.84%

TURNOVER RATE[1]

2,046 dismissals

BY GENDER

Men: 27.94%
Women: 21.08%

BY AGE GROUP

Under 30 years old: 2.96%
Between 30 and 50 years old: 15.34%
Over 50 years old: 58.20%

BY REGION

North: 32.29%
Northeast: 23.65%
Midwest 39.14%
Southeast: 15.18%
South: 50.94%

Access the Indicators Booklet for more details on turnover.

[1] The information reported considers Eletrobras holding (including Furnas), Chesf, Eletronorte and CGT Eletrosul. The calculations consider the ratio between the total number of hires/ dismissals by category and the total number of employees in this same category.

Return to work and retention rate after parental leave[1] GRI 401-3

	2022	2023	2024
Employees entitled to paternity leave	8,092	6,853	6,135
Employees entitled to maternity leave	1,843	1,475	1,575
Employees who took paternity leave in the year	142	149	145
Employees who took maternity leave in the year	36	19	24
Employees who returned to work after paternity leave in the year	143	147	145
Employees who returned to work after maternity leave in the year	33	18	20
Male return rate	100%	100%	100%
Female return rate	91.70%	100%	100%
Employees who returned to work after paternity leave and were still employed 12 months after returning to work	156	130	138
Employees who returned to work after maternity leave and were still employed 12 months after returning to work	34	29	20
Male retention rate	99.30%	94%	90.79%
Female retention rate	95.50%	100%	100%

[1] The information reported considers Eletrobras holding (including Furnas), Chesf, Eletronorte and CGT Eletrosul.



Transmission lines (LT), substations (SE) and maintenance - *Eletrobras Collection*

Compensation and benefits

Benefits

We recognize the collaboration and engagement of our emlpoyees and value their health and quality of life by offering the following benefits: **GRI 401-2**

- Transportation tickets or shuttle service;
- Group life insurance;
- Health and dental insurance;
- Leave for employees who are victims of domestic violence, upon the death of stepparents and for follow-up;
- Leave for employees who are victims of domestic violence;
- Extended paternity leave (20 days) and extended maternity leave (180 days);
- Pension plan;
- Variable remuneration;
- Vacation bonus;
- Length of service bonus;
- Psychopedagogical allowance;
- Meal and food allowance;
- Daycare allowance;
- Education allowance;
- Pharmacy allowance;
- Funeral assistance;
- Supplement to sickness allowance;
- Agreement with gyms;
- Foreign language course.

Mandou Bem Program!

The "Mandou Bem!" Occupational Health and Safety (OHS) Recognition Program rewards professionals and teams who have performed exceptionally well and contributed significantly to the company's results.

Non-financial Reward

Praise: promotes the development of a safe environment.

Financial Reward

Positive OHS behaviors and attitudes: are reinforced by the assignment of seals by the leader or OHS team. The seals can be converted into points and exchanged for rewards in the Mandou Bem! platform's marketplace.

Performance: at the end of each evaluation cycle of the Excellence Program (learn more on page 125), each team receives a certification seal that attests to its performance, which is also converted into points exchanged for prizes available in the marketplace.

Learn more about Eletrobras's Health and Safety initiatives on page 126.

Professional development

Corporate learning

We conduct educational activities and programs with the purpose of developing skills aimed at business challenges, the pursuit of competitive advantage, and the dissemination of organizational culture.

Learning experiences include courses, lectures, technical visits, workshops, games, and communities. The solutions planned and offered covered the following themes: culture, leadership, technical-operational and occupational safety and health (OSH), innovation, and sustainability.

Through our Corporate University, we offer educational initiatives to develop employee competencies in different areas, in face-to-face, online, or hybrid formats. GRI 404-2

In 2024, we totaled 290.9 thousand training hours and an investment of R$ 25.5 million[1].

[1] Please note that, since the republication of the 2024 Annual Report on June 2, 2025, the information regarding the total number of training hours presented on this page has been corrected.

Aprenda MAIS Program

In the second half of 2024, we launched Aprenda MAIS to restructure corporate education, strengthening learning aligned with the organization's strategy and challenges. GRI 404-2

Organized into thematic hubs, the Program combines formal and informal learning, offering courses, mentoring, and practical projects. Focused on strategic skills, these spaces enable professionals to develop competencies aligned with the company's daily challenges, strengthening ties with business areas. GRI 404-2

Lidera MAIS Program

In 2024, we launched the Lidera MAIS Program as part of Aprenda MAIS, designed to train our leaders to face a constantly changing environment, enhancing their people and business management skills.

The Program was a direct response to the challenges imposed by the capitalization and the merger of subsidiary cultures, placing leadership at the center of our strategy for success and sustainable growth.

The Program offers a diverse portfolio of initiatives, in multiple learning formats, such as:

- Journey programs guided by specialists;
- Workshops focused on developing specific and essential skills;
- Coaching and mentoring;
- Trending topics to discuss relevant themes;
- Leadership meetings.

Since its launch in July, the Program has conducted 27 development actions. In total, 70% of our leaders were impacted, totaling 7,400 development hours.

Training and development

Throughout 2024, we carried out 290,9 hours of training, which represents an average of 37.7 hours per employy. GRI 404-1

Average training hours

By gender[1]

Men: 40.71

Women: 26.16

By position

Management: 47.14

University level: 33.80

Non-university level: 47.31

Access the Indicators Booklet to check the company's complete data and history on training and performance evaluation.

[1] Please note that, since the republication of the 2024 Annual Report on June 2, 2025, the information regarding the average training hours by gender presented on this page has been corrected.

CAREER ARCHITECTURE

To foster an integrated approach to talent management, aligning employee actions with corporate strategy, the Compensation and Career Department developed a new career and compensation architecture for Eletrobras in 2023.

This initiative allowed us to adapt our position and salary structure to the company's new phase, with emphasis on the introduction of new competitive salary ranges, the definition of new positions, and the mapping of critical roles, in accordance with success profiles and a widely recognized market methodology.

In 2024, we announced the new architecture to all employees and made informational content on the subject available on the intranet. Employees hired in 2023 were already allocated according to the new architecture, and in the past year, we also aligned the remaining employees with the new model.

Performance Evaluation

We seek to develop our workforce in alignment with business needs, and to this end, we conduct frequent performance evaluations within the company. Our Performance Management System (PMS) is based on the evaluation of employee competencies, promoting continuous feedback and dialogue between managers and employees. GRI 404-3

In 2024, only managerial positions received performance evaluations due to the negotiation of the new job and salary plan. The evaluation of leadership does not utilize the PMS.

Out of 654 managerial positions at Eletrobras, 584 (89.3%) underwent performance evaluations. GRI 404-3

Commitment to life

GRI 3-3

Occupational Health and Safety (OHS) is a top and non-negotiable priority for Eletrobras. In 2024, we reinforced this commitment by implementing several initiatives to strengthen our approach to OHS in a strategic and cross-functional way.

Governance of the topic

We are guided by our Occupational Health and Safety Policy, which defines the principles, guidelines, and responsibilities for promoting health and safety at work within Eletrobras. Since 2023, we have also adopted our "Commitments to Life in Occupational Health and Safety. **GRI 403-7**

Throughout the year, we invested in Business Intelligence (BI) tools to improve decision-making and support effective and innovative risk management. This data-driven approach allows us to analyze complex information to ensure safe, efficient, and sustainable operations.

We also began managing risks based on three main pillars:

- Critical occupational risks;
- Process safety management (PSM); and
- Project management for expansion.

The Nexo software, still in planning, will provide a unified platform for monitoring, analyzing and managing these risks.

Health and Safety in practic

In 2024, we launched Eletrobras' new holistic health model, which recognizes the uniqueness of each employee through an integrated and personalized approach to well-being promotion. **GRI 403-6**

We also established working groups focused on priority topics based on the main health and safety risks. In parallel, our OHS governance forums were expanded to include not only operations, but also engineering and procurement areas. These forums now address topics such as the promotion of a health and safety culture and lessons learned from incidents - with a focus on spreading best practices. **GRI 403-4, 403-7**

The OHS learning path was updated in 2024 and now covers more than 50 topics aimed at developing essential skills and competencies for risk identification and the promotion of a safety culture. **GRI 403-5**

Finally, we conducted workshops on OHS with our suppliers in 2024. In this context, we rely on the Eletrobras Supplier Assessment System (SAFE), which includes tools for managing critical suppliers from an OHS perspective.

SAFETY CULTURE

At Eletrobras, we prioritize a robust safety culture, with reinforced training and the constant engagement of professionals for strict compliance with protocols. **GRI 403-5**

In 2024, we totaled 60,000 hours of events and training in health and safety for professionals in the maintenance and operation areas of transmission and generation assets, with 1,600 participants. A highlight was the training of new employees in Dam Safety.

Since 2023, our unified technical training journey has been under construction, covering all areas of operation in the country – a pioneering work for the Brazilian electricity sector.

In the technical operational field, we offer training in Regulatory Standards (NRs) 10, 33 and 35, totaling 140,000 hours of training and five thousand participants.

Management system

With the company's restructuring and the creation of the Occupational Health and Safety Department in 2023, we began implementing an Occupational Health and Safety Management System (OHSMS) in phases across all Eletrobras companies, covering both employees and third parties. **GRI 403-1**

Currently, 11 hydroelectric plants operated by Eletrobras Chesf run an OHSMS based on ISO 45001. This system is integrated into the organization's processes, enabling continuous planning, execution, monitoring, and improvement of workplace conditions and environments, always aligned with the corporate strategy. **GRI 403-1**

Key Initiatives

Transmission Aces

The documentary series Transmission Aces was launched in 2024 to highlight the importance of our professionals in the field of transmission lines.
The series aims to:

- Share the journeys and challenges faced by our team of "Aces";
- Emphasize the critical role of linemen in energy distribution in Brazil;
- Recognize the value of operational professionals at Eletrobras;
- Help strengthen a motivated and engaged organizational culture;
- Reinforce the importance of OHS as an essential attribute for our workforce.



Campos dos Goytacazes-RJ - *Eletrobras Collection*

Traffic Series

In 2024, we produced the Traffic Series, focused on transportation safety protocols, presented in three web series:

1. **ENERGY ON FOUR WHEELS:** aims to prevent accidents involving vehicles and mobile equipment through information, awareness, and engagement.
2. **ENERGY ON TWO WHEELS:** provides specific driving tips for motorcycle riders;
3. **ENERGY IN MOTION:** covers different forms of mobility, sharing simple tips to make travel safer.


Websérie
ENERGIA
em 4 rodas
Eletrobras

Energy on 4 wheels webseries

Health and safety risk assessment

To ensure a safe working environment, Eletrobras identifies and manages occupational risks in three main ways: **403-2**

- A Risk Management Program (PGR), in compliance with regulatory standard NR1;
- Occupational health and safety (OHS) management tools, aimed at eliminating unsafe behaviors and conditions;
- The Risk Management Project, which focuses on developing guidelines for managing critical occupational, operational, and expansion project risks.

Process quality is supported by tools such as Preliminary Risk Analysis (APR), safety inspections, and effective communication, as well as incident investigations and ongoing training. **GRI 403-2**

The proactive approach includes data analysis, performance evaluation, audits, and KPI monitoring. Tools such as behavioral observation and a safe practices index reinforce safe behaviors and accident prevention. **GRI 403-2**

The Incident Management Standard ensures consistent investigation and reporting of accidents, covering all workers, including service providers, with a focus on prevention and continuous improvement. **GRI 403-2**

The right to refuse unsafe work is guaranteed by the OHS Policy, protecting workers from imminent risks. GRI 403-2

In this context, the occupational health team is responsible for identifying and assessing workplace risks, monitoring employee health, providing safety guidance, and promoting health education. It also adjusts working conditions and conducts annual medical exams for all professionals, maintaining confidentiality of personal health information in accordance with ethical protocols. **GRI 403-3**

SIPAT 2024

Eletrobras' Internal Workplace Accident Prevention Week (SIPAT) 2024 reinforced the corporate value of "life first" and had as its theme "Health and Safety: the foundations of our Energy".

The event took place in November. Its integrated program was held in person at the headquarters (Rio de Janeiro, Florianópolis, Brasília and Recife) and broadcast online to all locations and SPEs, totaling 8,214 participants.

In addition to the integrated agenda, another 173 actions took place in person throughout Brazil.

Accident reduction

In 2024, we recorded an accident frequency rate of 1.95 for our own staff, representing a 42.96% reduction compared to the previous year. **GRI 403-9**

This figure is a result of our initiatives focused on operational health and safety, a priority for the company.

The Risk Management Programs (PGRs) indicate that, in 2024, the main hazards are associated with risk perception, electricity, and work at height. **GRI 403-9**

To mitigate these risks, measures such as policies, systematic risk assessment, training programs, standardization of Personal Protective Equipment (PPE), safety regulations, and the Supplier Assessment System (SAFE) were implemented. **GRI 403-9**

It is with deep regret that we report the fatal accident of an Eletrobras employee in our operations in 2024. In response to this fatality, we have developed action plans focused on the prevention of accidents due to falls from height (50 actions) and burns from electric arcs (31 actions), both scheduled for completion in 2025.

Work-related injuries and diseases GRI 2-4 | 403-9 | SASB IF-EU-320a.1

	2022[1]	2023[1]	2024
Frequency of Lost-Time-Accidents (LTA) – (lost-time accidents/man-hours worked)	2.65	2.15	0.75
Frequency rate (FR) – (accidents/man-hours worked)	3.74	3.42	1.95
Severity Rate (SR) – (days lost/man-hours worked)	1,197.11	63.92	394.39
Number of employees – monthly average	10,929.92	9,048.25	8,809.31
HHTER	21,903,553	18,132,693	17,429,456
Absolute number of lost-time injuries (equal to or less than 15 lost days) – employees	52	39	11
Absolute number of lost-time injuries (more than 15 lost days) – employees	6	0	2
Absolute number of no-lost-time injuries – employees	24	23	21
Total absolute number of accidents – employee (includes fatalities)	118	174	35
Man-days lost – employees	26,221	1,159	6,874
Number of fatalities	3	0	1
Number of accidents with serious consequences[2]	0	0	0
Number of accidents with mandatory reporting[2]	58	39	13
Rate of fatalities resulting from accidents at work	0.14	0	0.06
Rate of accidents with serious consequences	0	0	0
Rate of accidents with mandatory reporting	2.65	2.15	0.75

[1] The figures for 2022 and 2023 were adjusted in this report to standardize the assumptions used to determine accidents with serious consequences and mandatory reporting (GRI 2-4). Total absolute number of accidents – employee (including fatalities): sum of typical accidents with and without lost time and fatalities. Commuting accidents are not considered. For the years 2023 and 2022, critical deviations and near misses were also considered; the concept was revised for 2024.
[2] An "work-related injury with serious consequences" is considered to be any accident whose Potentiality Classification is defined as "high" or "critical". Potential is defined as the likelihood of an accident causing a fatality - that is, the greater the chance of fatality, the greater the potential classification of that accident. "Mandatory reporting accidents" is the concept defined by social security legislation - any accident with injury that results in lost time, or not, or loss of working hours, or not.

Health and well-being promotion

At Eletrobras, we adopt a Comprehensive Health Model that addresses body, mind, spirit, and environment through a range of health and well-being benefits, such as psychological support, regular medical checkups, vaccination campaigns, and the promotion of healthy habits. **GRI 403-6**

Our health management strategy focuses on the physical, social, and mental well-being of our people, with preventive actions and free programs aimed at holistic health. **GRI 403-6**

Health Journey

In Eletrobras' Comprehensive Health Model, our employees play a leading role in taking care of their overall health. Through the "Health Journey" initiative, we offer free and accessible activities to all employees, covering topics related to physical, mental, spiritual, and environmental health.

Activities include digital educational content, awareness workshops and lectures, regular activities such as physical exercises, stretching, and yoga, as well as periodic initiatives like therapeutic groups for mental and nutritional health.

This Journey reinforces a culture of self-care by integrating health and safety in a coordinated way and empowering professionals to take an active role in managing their well-being.

Body Movement

In order to promote health and well-being initiatives, we run the "Body Movement" project, in partnership with Wellhub. Employees and their dependents can register on the platform to access services such as gyms, yoga classes, and other physical activities, by paying a monthly fee.

In-Company check-ups

The "In-Company Check-ups" project was created to make it easier for employees to undergo physical exams at the office, reducing travel time.

The initiative also included consultations with nutritionists and fitness educators, encouraging a culture of self-care and responsibility. At the end of the program, 429 participants enjoyed a relaxing shiatsu session.

Executive check-up

One of the key initiatives to ensure our professionals' well-being is the Executive Check-up.

This program offers complementary medical exams for employees from specialist to vice president levels, and in 2024, it benefited 208 executives.

Vaccination campaign

With the aim of reducing complications, hospitalizations, and mortality, we carry out vaccination campaigns throughout the year, including flu vaccines and online sessions with health specialists.



Cresp Petrolina - Eletrobras Collection

Support Channel

To intervene early and proactively, preventing the worsening of employees' mental health issues, we provide a confidential and free Support Channel for Employees and Dependents (EAP), available 24/7 via phone, email, and chat.

The Support Channel is designed to help employees and their legal dependents deal with personal or professional challenges that may affect their well-being.

The service is provided by psychologists and social workers, focusing on psychological, social, legal, and financial guidance.

Care Group

We run a health management and monitoring program to support employees with chronic illnesses or risk factors, helping them manage and improve their conditions.

The program covers cardiovascular diseases, diabetes, chronic obstructive pulmonary diseases (COPD), anxiety/depression, severe spinal problems, obesity, and dyslipidemia, as well as employees on leave for up to 12 months. Monitored risk factors include poor diet, stress, physical inactivity, smoking, and alcohol consumption.

'Nossa Família' Program

At Eletrobras, we believe in the fundamental role of the family in individual development. In this sense, we created the "Nossa Família" Program, to provide multidisciplinary support to modern families, strengthening emotional bonds.

Focused on parenthood, the initiative offers the following actions:

- "Expecting a Baby" course;
- Support and guidance for pregnant women;
- Creation of affinity groups to share experiences;
- Educational live sessions;
- Breastfeeding rooms at company headquarters.

Diversity, equity and inclusion

GRI 3-3

We remain continuously committed to the diversity and inclusion (D&I) agenda, recognizing its importance for the long-term sustainability of our business.

In February 2024, we established the Diversity and Inclusion (D&I) department to drive strategic initiatives and support different underrepresented groups.

D&I is a cross-cutting theme in several Eletrobras policies, especially the People Management Policy, which reinforces respect for and appreciation of individual, social, and cultural differences.

In addition, we have D&I training programs focused on the recruitment and selection teams and business partners. In 2024, Eletrobras leaders were trained on unconscious bias.

Throughout the year, three cases of discrimination were confirmed, resulting in:

- A written warning;
- An educational conversation aimed at mutual conduct adjustment between the whistleblower and the reported person; and
- A verbal warning issued to the reported (third-party).

The consequences were defined through the complaint handling process. GRI 406-1



Trainees onboarding - *Claudio Ribeiro*

DE&I RECOGNITION AND COMMITMENTS

Eletrobras' initiatives to promote diversity and inclusion have positioned us, for the second consecutive year, in the IDIVERSA B3, an index that evaluates listed companies with excellence in diversity.

Furthermore, Eletrobras is one of the 14 Brazilian companies recognized by the Bloomberg Gender-Equality Index for its diversity and inclusion practices, which exceed the sector's average.

In May, we received the gold seal "Woman-Friendly Company" from the Rio de Janeiro Women's Secretariat.

Since 2023, we have been signatories of the Pro-Gender and Race Equity Program, which promotes equity in organizations, and the Pact for the Productive Inclusion of Youth, which expands employment opportunities for young people in Brazil.

Employee diversity

In December 2023, we conducted the company's first Demographic Census, which included the participation of 50% of our workforce. This milestone provided us with valuable information that was integrated into the 2025 strategic planning, with a focus on professional development programs, ongoing education, and collaboration with the areas of attraction and selection, culture, and communication.

The People with Disabilities (PwD) Inclusion Program was launched in July 2024 to include diverse talents and implement educational actions to combat unconscious biases and ableist attitudes. As part of this process, in December 2024, we opened affirmative action positions and hired 17 PwDs across the country.

Total employees by minority group[1] (%) GRI 405-1


48.5
26.1
6.3
1.4
2.7
2022
2023
2024
Black, brown, asian and indigenous
People with disabilities (PwD)

Total employees by gender[1] (%) GRI 405-1


Governance bodies
Leadership
Employees
9.5
90.5
26.3
73.7
19.9
80.1
Men
Women

Total employees by age group[1] (%) GRI 405-1


Governance bodies
Leadership
Employees
46
54
0.3
20.9
78.7
28.8
7.6
63.6
Under 30 years old
Between 30 and 50 years old
Over 50 years old

Access the Indicators Booklet to check the company's complete data and evolution history.

[1] The information reported considers Eletrobras holding (including Furnas), Chesf, Eletronorte and CGT Eletrosul.

Eletrobras

Fair remuneration

Ratio of basic salary and remuneration of women to men[1] GRI 405-2

	Basic salary		Remuneration		Ratio of basic salary of women to men	Ratio of remuneration of women to men[2]
	Men	Women	Men	Women		
Management	26,998.27	27,985.14	42,790.48	41,274.04	1.04	0.96
University level	13,704.24	11,715.49	24,712.63	18,661.11	0.85	0.76
Non-university level	6,636.73	6,484.05	14,099.51	11,555.61	0.98	0.82

[1] The information reported considers Eletrobras holding (including Furnas), Chesf, Eletronorte and CGT Eletrosul.

Access the Indicators Booklet to check the company's complete data and evolution history.

Solar Platform Sobradinho - Eletrobras Collection



CHAPTER 9

VALUE RELATIONSHIPS

SDG

CAPITALS

TL HPP Luiz Gonzaga - Itaparica02 - André Schuler

Government relations and advocacy

GRI 3-3

Government relations are essential to our good governance and to maintaining strong partnerships. They allow us to identify and monitor the impacts of legislation and public policies on our business, the economy, the environment, and people.

The Institutional and Government Relations department at Eletrobras engages with associations, companies, and civil society organizations to build transparent relationships, reduce risks, and promote sustainability in the sector.

In 2024, we published the **Institutional and Government Relations Policy,** which guides our engagement with different sectors of society. This policy aims to defend our business interests and support the development of a regulatory framework for the sustainable growth of Brazil's electric power sector.

Throughout the year, we actively participated in legislative proposals aligned with the green agenda in Congress, especially those related to our decarbonization journey. A key highlight was our contribution to the revision of the Low-Carbon Hydrogen Bill.

To manage these relationships, we use a variety of tools, including an integrated platform with artificial intelligence modules, which enables:

- Monitoring and support for impact assessments;
- Support for strategy implementation;
- Development of engagement maps and insights;
- Traceability of interactions;
- A dashboard that tracks topics most aligned with the company's strategy.

Our engagement with external stakeholders includes institutional presentations that emphasize the company's importance in the electric sector. Internally, we have working groups that analyze legislative proposals. These groups bring together professionals from different areas to contribute multidisciplinary perspectives to our government relations efforts.

Reputation Survey

In 2024, we conducted a reputation survey to assess the perceptions and expectations of our main stakeholders. The results will help guide action plans to strengthen our relationship with these audiences.

COFFEE WITH THE AUTHORITIES

For the first time, we held two relationship-building meetings with public agents, designated as 'Coffee with the Authorities.' This event is the result of the work of Eletrobras's Institutional and Governmental Relations management.

The first edition focused on the theme of 'green hydrogen,' highlighting Eletrobras as an experienced producer of H_2V. Participants engaged in dialogue on the topic, in order to inform their opinions regarding the Legal Framework, currently under discussion in the Senate and the Chamber of Deputies.

The second meeting addressed issues related to climate change, adaptation and mitigation actions, in alignment with the company's climate commitments.

Actions with positive impact

Donation of unusable lots

Ivaiporã

In November, we signed the Donation Term for the former Hotel de Furnas, located in the Vila Residencial de Ivaiporã (PR), with the local municipality.

The property, which has a constructed area of 706 m², will be allocated for the implementation of the Centro Dia, and its structure will serve to assist 100 elderly individuals through the Municipal Department of Social Assistance.

The objective is to transform the space into a welcoming environment for the elderly, offering activities focused on active aging, physical and cognitive stimulation, leisure, and the strengthening of social bonds.

São Leopoldo

We concluded the free restitution of the possession of a property to the state of Rio Grande do Sul (RS) through a Term of Delivery of Keys in favor of the state.

The transfer aimed to serve those made homeless by the public calamity resulting from the extreme climatic events that affected the state.


BOMBEIRO CIVIL
Field inspection task force-HPP Tucuruí - Eletrobras Collection

This action is part of Eletrobras' Strategic Plan for the restructuring of the company's assets, involving the donation or transfer of possession of unserviceable land lots, which consequently generates financial resources for the organization.

Combating Fires in Rondônia

In 2024, we carried out the delivery of tools and Personal Protective Equipment (PPE) equivalent ot an amount of R$ 352,000 to the Military Fire Brigade of Rondônia.

The donation, which will total R$ 1.1 million by early 2025, is part of a partnership between the company and the institution to support actions to combat fires in the state.

Membership in organizations and associations

With the aim of working together to generate value for the company, the sector and our stakeholders, we operate in a series of organizations: GRI 2-28

- American Chamber of Commerce for Brazil (AMCHAM)
- Brazilian Green Hydrogen Industry Association (ABIHV)
- Brazilian Infrastructure and Heavy Industry Association (ABDIB)
- Brazilian Association of Public Companies (ABRASCA)
- Brazilian Association of Power Transmission Companies (ABRATE)
- Brazilian Association of Companies of Electric Power (ABCE)
- Brazilian Association of Business Communication (ABERJE)
- Brazilian Association of Wind Energy and New Technologies (ABEEÓLICA)
- Brazilian Association of Photovoltaic Solar Energy (ABSOLAR)
- Brazilian Association of Non-Destructive Tests and Inspection (ABENDI)
- Brazilian Association of Clean Energy Generation (ABRAGEL)
- Brazilian Risk Management Association (ABGR)
- Brazilian Association of Maintenance and Asset Management (ABRAMAN)
- Brazilian Association of Soil Mechanics and Geotechnical Engineering (ABMS)
- Brazilian Association of Quality of Life (ABQV)
- Brazilian Association of Shared Services (ABSC)
- Brazilian Energy Storage Solutions Association (ABSAE)
- Brazilian Hydrogen Association (ABH2)
- Brazilian Electric Vehicle Association (ABVE)
- Brazilian Wholesale Electricity Association (ABRACEEL)
- Brazilian Association of Electrical Energy Sector Accountants (ABRACONEE)
- Brazilian Association of Independent Power Producers (APINE)
- Santa Catarina Technology Association (ACATE)
- Commercial and Industrial Association of Florianópolis (ACIF)
- Brazilian Association of Power Generation Companies (ABRAGE)
- Association of Companies in the Santa Cruz Industrial District and Surroundings (AEDIN)
- Brazilian Association of Infrastructure Owners and Private Telecommunications Systems (APTEL)
- America's SAP Users' Group (ASUG)
- Brazilian Association of Private Pension Funds and Sponsors (APEP)
- National Association for Research and Development of Innovative Companies (ANPEI)
- Brazil Stock Exchange (B3)
- Electric Power Trading Chamber (CCEE)
- Carbon Disclosure Project (CDP)
- Electricity Memory Center (MEMÓRIA DA ELETRICIDADE)
- Industrial Center of Rio de Janeiro (CIRJ-FIRJAN)
- International Center for Renewable Energy (CIBIOGÁS)
- Childhood Brasil (CHILDHOOD)
- Brazilian Securities and Exchange Commission (CVM)
- Brazilian Dam Committee (CBDB)
- Watershed Committee for the Corumbá, Veríssimo and São Marcos Rivers (CBH Corumbá, Veríssimo and São Marcos)
- Furnas Reservoir Surrounding Watershed Committee (CBH-GD3)
- Contas River Basin Committee (CBHRC)
- Grande River Basin Committee (CBH Grande)

- Paranaíba River Basin Committee (CBH Paranaíba)
- Parnaíba River Basin Committee (CBH Parnaíba)
- São Francisco River Basin Committee (CBHSF)
- Minas Gerais tributaries committee of Upper Paranaíba River Basina (CBH AMAP PN1)
- Minas Gerais tributaries committee of Lower Rio Grande River Basin (CBH-GD8)
- Minas Gerais tributaries committee of the Upper Paranaíba River Basin (CBH-GD7)
- Minas Gerais tributaries committee of Preto and Paraibuna River Basin (CBH-PS1)
- Middle Paraíba do Sul River Basin Committee (CBH-MPS)
- Committee for Industrial Development of Camaçari (COFIC)
- Integration Committee of the Paraíba do Sul River Basin (CBH CEIVAP)
- Brazilian National Committee for Production and Transmission of Electric Energy (CIGRÉ BRASIL)
- Brazilian Business Council for Sustainable Development (CEBDS)
- State Water Resources Council of Alagoas State (CERH-AL)
- Professional Regulatory Councils in the states where we operate, according to the activities performed at our facilities
- eAmazônia- Sustainable Energy and Innovation
- Abrinq Foundation for the Rights of Children and Adolescents (FUNDAÇÃO ABRINQ)
- Foundation for the Watershed Agency of Piracicaba, Capivari, and Jundiaí Basins (FABH-PCJ)
- Business Management Committee Foundation (FUNCOGE)
- Getúlio Vargas Foundation (FGV)
- National Quality Foundation (FNQ)
- Global Reporting Initiative (GRI)
- Group of Business Leaders (LIDE)
- ABRATE Institute (IABRATE)
- Acende Brasil Institute
- Brazilian Institute of Corporate Governance (IBGC)
- Brazilian Institute of Investor Relations (IBRI)
- Brazilian Concrete Institute (IBRACON)
- Institute of Internal Auditors of Brazil (IIA BRASIL)
- National Pact Institute for the Eradication of Slave Labor (InPacto)
- Global Compact Brazil Network Institute (RBPG)
- International Hydropower Association (IHA)
- The National Electric Systems Operator (ONS)
- Metrological Network of Minas Gerais State (RMMG)
- Knowledge Management Brazilian Society (SBGC)
- Brazilian Society of Metrology (SBM)
- Sprint Robotics Collaborative (SPRINT)
- Utilities Telecom & Technology Council América Latina (UTCAL)

Regional funds

Within the context of the Eletrobras capitalization, investment commitments were established for programs aimed at the revitalization of water resources and the reduction of energy generation costs.

These programs reflect Eletrobras' commitment to contributing to environmental sustainability, regional development, and the improvement of the quality of life of populations in the benefited areas.

As part of this process, we commit to making annual contributions, adjusted by the IPCA (National Wide Consumer Price Index), to three programs over a period of ten years, which may be further divided into different actions, as presented below.

	São Francisco and Parnaíba river basins	Areas under the influence of Furnas reservoirs[1]	Pró-Amazônia Legal Program
Objective	Preserve, conserve and recover priority areas within the São Francisco and Parnaíba river basins, ensuring the availability of water in adequate quantity and quality for multiple uses.	Revitalize water resources in the areas under the influence of the Furnas hydroelectric plant reservoirs, ensuring environmental and operational sustainability.	Reduce energy generation costs in the Legal Amazon and improve the navigability of the Madeira and Tocantins rivers, promoting decarbonization and the interconnection of remote regions.
Actions	• Promote water infiltration into the soil; • Reduce sediment transport through surface runoff; • Combat pollution of water resources; • Promote aquifer recharge.	• Execution of works on the navigation channel downstream of HPP Nova Avanhandava; • Implementation of soil and water conservation practices.	• Interconnection of isolated regions to the National Interconnected System (SIN); • Development of renewable energy projects; • Improvements to the navigation infrastructure of the Madeira and Tocantins rivers.
Results	Improved socio-environmental conditions, increased recharge of inflows and greater operational flexibility of hydroelectric plant reservoirs.	Improved navigability and quality of water resources, benefiting local economic activities.	Reduced diesel consumption and greenhouse gas emissions, increased energy efficiency, and improved river transport logistics.
People impacted	Riverside communities, farmers and urban populations that depend on these water resources.	Local populations, fishermen and sectors dependent on river navigation.	Amazonian communities, especially those in remote regions currently dependent on diesel power generation, and populations that use rivers for transportation and subsistence.
Contribution	R$ 350 million	R$ 230 million	R$ 295 million

[1] Furnas reservoirs were incorporated into the holding company and are therefore currently under its control.

Responsible supply chain

With the aim of expanding our positive impact beyond the boundaries of our business, we have established a partnership relationship with suppliers, based on ethics, integrity, transparency, and sustainability.

The relationship with suppliers follows the guidelines of the Eletrobras Supply Logistics Policy, updated in 2022, which adopts practices aligned with sustainable development and the 2030 Agenda. These guidelines direct both the procurement processes and the management of the supply chain.

Our supply chain is primarily composed of companies from the technology, IT, telecommunications, engineering, manufacturing, transportation, resale, electrical power equipment, diverse consulting, and cleaning and security services sectors. **GRI 2-6**

By the end of 2024, we had 3,421 suppliers contracted by Eletrobras companies. **GRI 2-6**

Supplier evaluation

In July 2024, we began to include ESG criteria in the analyses for supplier registration, which is the first stage of the relationship with Eletrobras. Companies intending to engage with Eletrobras must register on the Supplier Space Portal. Based on the information provided, we subject potential partners to evaluations of the company's situation, with disqualification in the criteria of compliance, human rights, environment, and occupational health and safety. **GRI 2-6**

In 2024, we published the 2nd edition of the Eletrobras Supplier Code of Conduct, in order to consider the company's new contracting model and detail supplier evaluation criteria. Furthermore, we launched the Supply Management Standard, establishing standardized processes for the entire organization. **GRI 2-6**

Throughout the year, we assessed 395 suppliers as critical in relation to the risks of child labor, slave labor, or conditions analogous to slavery. This criticality does not imply blocking these partners, but only places them under constant monitoring. General service providers with labor allocated at Eletrobras are considered more susceptible to the risks in question. **GRI 408-1, 409-1**

ENVIRONMENTAL AND CLIMATE DUE DILIGENCE

Since 2021, we have conducted environmental due diligence of suppliers, during which information is gathered regarding business partners' practices related to topics such as climate change, water, biodiversity, waste, and legal requirements.

Based on the responses to a comprehensive questionnaire, the supplier receives a diagnosis, and actions are proposed to enhance their engagement with environmental and climate-related issues.

The topic of climate change is also addressed periodically at the Supplier Meeting. In 2024, during the event, we initiated a project focused on developing decarbonization solutions, with the aim of assisting our suppliers and customers in their climate strategies.

Climate emergency response

Our crisis response team - comprised of Operations, Supplies, Logistics and Infrastructure, responded to 90 climate emergencies throughout 2024. Most of the incidents were related to the need for corrective maintenance in power plants, substations and transmission lines.

Among the major events, the following stand out:

- Floods in Rio Grande do Sul;
- Problems with instrument transformers in the Southeast;
- Collision of transmission line structures, especially in the Southeast and Central-West regions;
- Isolated cases of extreme weather (rain and wind) in some locations in the country.

SUPPLIES

Our wide portfolio of assets requires constant inputs, such as equipment, materials and services. With the creation of the centralized Supplies area, we have specialized teams to consolidate demands and negotiate with the supplier market in a broad and organized manner, generating financial gains, meeting deadlines and quality in materials and services.

SHARED SERVICES CENTER (SSC)

The implementation of a new Shared Services Center (SSC), located in Recife (PE), allowed us to consolidate activities in the areas of Finance, Human Resources, Infrastructure, Security and Technology, optimizing processes, improving the level of service to users and reducing administrative costs.

SUPPLIER HEALTH AND SAFETY

In 2024, Eletrobras carried out a comprehensive occupational health and safety (OHS) qualification process for critical suppliers. A total of 72 suppliers were assessed based on OHS legal compliance criteria, such as the use of personal protective equipment (PPE), legal training, working conditions, among others.

The initiative resulted in the development of over 2,000 corrective and preventive actions, which are being monitored by Eletrobras, aiming at the development and increase of maturity of these suppliers.

These 72 suppliers have 165 active contracts and approximately 5,500 outsourced workers. With their development, we act on risk management and reinforce our commitment to the value "Life First" and the culture of safety throughout the supply chain.

APPENDICES


SDG
CAPITALS

HPP-Santo-Antônio *- Eletrobras Collection*

Assurance Report

(A free translation of the original in Portuguese)

Independent auditor's limited assurance report on the non-financial information included in the Annual Report 2024 Eletrobras

To the Board of Directors and Stockholders
Centrais Elétricas Brasileiras S.A. - Eletrobras
Rio de Janeiro - RJ

Introduction

We have been engaged by Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") to present our limited assurance report on the non-financial information included in the Annual Report 2024 Eletrobras for the year ended December 31, 2024, as detailed in the **basis of preparation** developed by the Company.

Our limited assurance does not cover prior-period information, or any other information disclosed together with the Annual Report 2024 Eletrobras, including any images, audio files or videos.

Responsibilities of Centrais Elétricas Brasileiras S.A. - Eletrobras' management

The management of Centrais Elétricas Brasileiras S.A. - Eletrobras is responsible for:

- selecting or establishing adequate criteria for the preparation and presentation of the information included in the Annual Report 2024 Eletrobras;
- preparing the information in accordance with the Global Reporting Initiative (GRI Standards - 2021) and with the **basis of preparation** developed by the Company;
- designing, implementing and maintaining internal controls over the significant information used in the preparation of the Annual Report 2024 Eletrobras, which is free from material misstatement, whether due to fraud or error.

Limitations in the preparation and presentation of non-financial information and indicators

In the preparation and presentation of non-financial information and indicators Management followed the definitions of the **basis of preparation** developed by the Company and the GRI Standards and, therefore, the information included in the Annual Report 2024 Eletrobras does not aim to provide assurance with regard to the compliance with social, economic, environmental or engineering laws and regulations. However, the aforementioned standards establish the presentation and disclosure of possible cases of non-compliance with such regulations when sanctions or significant fines are applied.

The absence of a significant set of established practices on which to base the evaluation and measurement of non-financial information allows for different but acceptable evaluation and measurement techniques, which can affect comparability between entities and over time.

Our independence and quality control

We comply with the independence and other ethical requirements of the Federal Accounting Council (CFC), which are based on the principles of integrity, objectivity and professional competence, and which also consider the confidentiality and behavior of professionals.

We apply the Brazilian and international quality control standards established in NBC PA 01, issued by the CFC, and thus maintain an appropriate quality control system that includes policies and procedures related to compliance with ethical requirements, professional standards, legal requirements and regulatory requirements.

Independent auditor's responsibility

Our responsibility is to express a conclusion on the non-financial information included in the Annual Report 2024 Eletrobras, based on our limited assurance engagement carried out in accordance with the Technical Communication CTO 01/12, "Issuance of an Assurance Report related to Sustainability and Social Responsibility", issued by the Federal Accounting Council (CFC), based on the Brazilian standard NBC TO 3000, "Assurance Engagements Other than Audit and Review", also issued by the CFC, which is equivalent to the international standard ISAE 3000, "Assurance Engagements other than Audits or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board (IAASB), applicable to non-financial information.

The aforementioned standards require that the work be planned and performed to obtain limited assurance that the non-financial information included in the Annual Report 2024 Eletrobras, taken as a whole, is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion.

A limited assurance engagement conducted in accordance with the Brazilian standard NBC TO 3000 and ISAE 3000 mainly consists of making inquiries of management and other professionals of Centrais Elétricas Brasileiras S.A. involved in the preparation of the information, as well as applying analytical procedures to obtain evidence that allows us to issue a limited assurance conclusion on the information, taken as a whole. A limited assurance engagement also requires the performance of additional procedures when the independent auditor becomes aware of matters that lead him to believe that the information disclosed in the Annual Report 2024 Eletrobras taken as a whole might present material misstatements.

As part of a limited assurance engagement in accordance with NBC TO 3000 (ISAE 3000), we exercise professional judgment and maintain professional skepticism during our work. We also:

a. Determine the adequacy in the Company's circumstances of the use of the GRI Standards as basis of preparation of non-financial information and indicators.

b. Perform risk assessment procedures, including obtaining an understanding of internal controls relevant to the work to identify areas where material misstatements may arise, whether due to fraud or error, but not for the purpose of expressing a conclusion on the effectiveness of the Company's internal controls.

c. Design and perform procedures responsive to cases in which it is probable that material misstatements in non-financial information and indicators will arise. The risk of not detecting a material misstatement resulting from fraud is higher than that arising from errors, since fraud may involve collusion, forgery, intentional omissions or the override of internal controls.

Summary of the procedures performed

The procedures selected are based on our understanding of the aspects related to the compilation, materiality, and presentation of the information included in the Annual Report 2024 Eletrobras, other circumstances of the engagement and our analysis of the activities and processes associated with the material information disclosed in the Annual Report 2024 Eletrobras in which significant misstatements might exist. The procedures comprised:

a. planning the work, taking into consideration the materiality and the volume of quantitative and qualitative information and the operating and internal control systems that were used to prepare the information included in the Annual Report 2024 Eletrobras;

b. understanding the calculation methodology and the procedures adopted for the compilation of indicators through inquiries of the managers responsible for the preparation of the information;

c. applying analytical procedures to quantitative information and making inquiries regarding the qualitative information and its correlation with the indicators disclosed in the Annual Report 2024 Eletrobras;

d. applying substantive tests to certain non-financial information and indicators; and

e. when non-financial data relate to financial indicators, comparing these indicators with the financial statements and/or accounting records.

The limited assurance engagement also included the analysis of the compliance with the GRI Standards and the criteria established in the **basis of preparation** developed by the Company.

Our procedures did not include assessing the adequacy of the design or operating effectiveness of the controls, testing the data on which the estimates are based or separately developing our own estimate to compare with Eletrobras' estimate.

Basis for conclusion

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our limited assurance conclusion.

Scope and limitations

The procedures applied in a limited assurance engagement are substantially less detailed than those applied in a reasonable assurance engagement, the objective of which is the issuance of an opinion on the information included in the Annual Report 2024 Eletrobras. Consequently, we were unable to obtain reasonable assurance that we would become aware of all significant matters that might be identified in a reasonable assurance engagement, the objective of which is the issuance of an opinion. If we had performed an engagement with the objective of issuing an opinion, we might have identified other matters and possible misstatements in the information included in the Annual Report 2024 Eletrobras. Therefore, we do not express an opinion on this information.

Non-financial data are subject to more inherent limitations than financial data, due to the nature and diversity

of the methods used to determine, calculate and estimate these data. Qualitative interpretations of the relevance, materiality, and accuracy of the data are subject to individual assumptions and judgments. Furthermore, we did not consider in our engagement the data reported for prior periods, nor future projections and goals, including the results of the goals established by Eletrobras's Business and Management Master Plan (PDNG) and Business and Management Plan (PNG).

Our assurance report must be read and understood in the context of the limitations inherent in the process of preparation of financial information and indicators by management, including the fact this information does not aim to provide assurance with regard to the compliance with social, economic, environmental or engineering laws and regulations.

The contents included in the scope of this assurance engagement are presented in the **Basis of Preparation** of the Annual Report 2024 Eletrobras.

Emphasis of matter

As disclosed on page 5, the 2024 Annual Report of Centrais Elétricas Brasileiras S.A. – Eletrobras (the "2024 Annual Report"), for the year ended December 31, 2024, has been reissued to reflect the need for adjustments identified subsequent to its original issuance, specifically: (a) in the information presented in the cyber risk assessment table of the 2024 Annual Report (which was not included within the scope of our assurance engagement), and (b) in the calculation of greenhouse gas (GHG) emissions intensity related to the indicator "GHG Emissions Intensity – Emissions Intensity (Scopes 1 and 2 without losses) – per Net Operating Revenue (tCO_2/NOR)" for the year 2024, as disclosed in the "Climate Strategy (305-4)" tab of the 2024 Indicators Booklet, due to a presentation error in the original report that required correction.

On June 2, 2025, in light of the matters described above, we reissued our limited assurance report on the non-financial information included in the 2024 Annual Report of Centrais Elétricas Brasileiras S.A. – Eletrobras for the year ended December 31, 2024. Subsequently, management decided to proceed with a further reissuance of the Annual Report to incorporate additional corrections to information not included within the scope of our assurance engagement, specifically regarding the total number of training hours completed by employees, as presented on pages 08 and 124, and the average training hours by gender, as presented on page 125 of the Annual Report.

Accordingly, we are issuing this revised assurance report as of this date, which supersedes and replaces the previously issued version. Our conclusion is not modified in respect of this matter.

Conclusion

Based on the procedures performed, described herein, and on the evidence obtained, no matter has come to our attention that causes us to believe that the non-financial information included in the Annual Report 2024 Eletrobras of Centrais Elétricas Brasileiras S.A. - Eletrobras has not been prepared, in all material respects, in accordance with the criteria established in the **basis of preparation** and with the GRI Standards.

Other matters - Restriction on use and distribution

This report was prepared for the use of Centrais Elétricas Brasileiras S.A. - Eletrobras and may be presented or distributed to third parties, as long as they are familiar with the object and criteria applicable to this assurance engagement, considering its specific purpose described in the first paragraph of this report.

Any party other than Centrais Elétricas Brasileiras S.A. - Eletrobras who obtains access to this report, or a copy thereof, and relies on the information contained therein does so at their own risk. We do not accept or assume any responsibility and deny any liability to any party other than Centrais Elétricas Brasileiras S.A.- Eletrobras for our engagement, the assurance report or our conclusions.

São Paulo, June 26, 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Eliane Kihara
Contadora CRC 1SP212496/O-5

GRI Content Index

Statement of Use	Eletrobras has reported based on the GRI Standards for the period January 1 to December 31, 2024
GRI used	GRI 1: Foundation 2021

GRI Standards	Disclosure	Page/URL	Omission
General Disclosures			
The organization and its reporting practices			
GRI 2: General Disclosures 2021	2-1 • Organizational details	Page 12	
	2-2 • Entities included in the organization's sustainability reporting	Pages 4 and 12. There are no differences between the list of entities included in our financial report and the list included in our sustainability report. Changes in indicator limits are signaled in the Basis of Preparation.	
	2-3 • Reporting period, frequency and contact point	Pages 4 and 5	
	2-4 • Restatements of information	Page 130	
	2-5 • External assurance	Pages 4 and 5	
Activities and workers			
GRI 2: General Disclosures 2021	2-6 • Activities, value chain and other business relationships	Pages 12, 14, 15 and 142. After capitalization, the process of acquiring goods and services no longer involves bidding, waiver and non-enforceability.	
	2-7 • Employees	Pages 117 and 118	
	2-8 • Workers who are not employees	Pages 117 and 118	
Governance			
GRI 2: General Disclosures 2021	2-9 • Governance structure and composition	Pages 23, 24, 25 and 26	
	2-10 • Nomination and selection of the highest governance body	Pages 24 and 25	
	2-11 • Chair of the highest governance body	The Chairman of Eletrobras Board of Directors does not hold an executive role in the company	
	2-12 • Role of the highest governance body in overseeing the management of impacts	Pages 25, 37, 38 and 39	
	2-13 • Delegation of responsibility for managing impacts	Pages 25, 26 and 39	
	2-14 • Role of the highest governance body in sustainability reporting	Pages 5 and 9	
	2-15 • Conflicts of interests	Page 33	
	2-16 • Communication of critical concerns	Page 32	
	2-17 • Collective knowledge of the highest governance body	Page 27	
	2-18 • Evaluation of the performance of the highest governance body	Page 27	
	2-19 • Remuneration policies	Page 27	
	2-20 • Process to determine remuneration	Pages 27 and 119	
	2-21 • Annual total compensation ratio	Ratio of the annual total compensation for the organization's highest-paid individual to the median annual total compensation for all employees (excluding the highest-paid individual): 6.39. Ratio of the percentage increase in annual total compensation for the organization's highest-paid individual to the median percentage increase in annual total compensation for all employees (excluding the highest-paid individual): 1.29. The data were consolidated based on the total annual compensation of Eletrobras companies, considering the workforce on 12/31/2024. Total compensation includes fixed and variable compensation, 13th salary and short-term incentives (PLR and ICP).	

GRI Standards	Disclosure	Page/URL	Omission
Strategy, policies and practices			
GRI 2: General Disclosures 2021	2-22 • Statement on sustainable development strategy	Page 6	
	2-23 • Policy commitments	Page 29	
	2-24 • Embedding policy commitments	Page 29	
	2-25 • Processes to remediate negative impacts	Pages 32, 34, 38 and 84	
	2-26 • Mechanisms for seeking advice and raising concerns	Page 32	
	2-27 • Compliance with laws and regulations	During the reporting period, 21 cases were identified in which fines were applied to Eletrobras companies for non-compliance with laws and regulations, of which 12 were significant in value – that is, with values exceeding R$ 100,000. No cases were identified in which non-monetary sanctions were applied. Eletrobras companies paid 14 significant fines for non-compliance with laws and regulations in the reporting period: - Eletrobras (including Furnas): 12 fines paid totaling 11,241,666.38. - Chesf: 2 fines paid, totaling 7,907,247.66.	
	2-28 • Membership associations	Page 139	
Stakeholder engagement			
GRI 2: General Disclosures 2021	2-29 • Approach to stakeholder engagement	Page 42	
	2-30 • Collective bargaining agreements	65% of employees are covered by collective bargaining agreements. The collective bargaining agreement, whose base date is May, covers all employees. During the 2024 negotiation process, the 2022/2024 collective bargaining agreement was extended to June 7, 2024, and until that date, all employees continued to be covered by it. During the negotiation, there was a consensus with 65% of employees, who are already included in the new collective bargaining agreement, which is valid until April 30, 2026. Regarding the remaining employees, there is a process in the Superior Labor Court (TST) with conciliation measures still underway.	
Material Topics			
GRI 3: Material Topics 2021	3-1 • Process to determine material topics	Pages 4, 9 and 10	
	3-2 • List of material topics	Page 10	
Ethics, integrity and compliance			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Page 28	
GRI 205: Anti-corruption 2016	205-1 • Operations assessed for risks related to corruption	Page 51	
	205-2 • Communication and training about anti-corruption policies and procedures	Page 29	
	205-3 • Confirmed incidents of corruption and actions taken	No confirmed cases of corruption were reported in 2024.	
	415-1 • Political contributions	Following Brazilian legislation, Eletrobras Group does not support or make contributions to campaigns or political parties of candidates for elected office, nor do they allow professionals to do so on behalf of the company. This requirement is established in Eletrobras Code of Conduct, Eletrobras Group Anti-Corruption Policy, in addition to complying with Brazilian legislation.	
GRI 418: Customer privacy 2016	418-1 • Substantiated complaints concerning breaches of customer privacy and losses of customer data	Page 82	

GRI Standards	Disclosure	Page/URL	Omission
Innovation and technology			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Pages 74 and 80	
Sector supplement – Research and Development	Research and development activity and expenditures aimed at providing reliable electrical energy and promoting sustainable Development	Page 75	
Climate change and energy transition			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Pages 59, 61 and 71	
GRI 201: Economic performance 2016	201-2 • Financial implications and other risks and opportunities due to climate change	Pages 65 and 66	
GRI 302: Energy 2016	302-1 • Energy consumption within the organization	Page 72	
GRI 305: Emissions 2016	305-1 • Direct (Scope 1) GHG emissions	Page 70	
	305-2 • Energy indirect (Scope 2) GHG emissions	Page 70	
	305-3 • Other indirect (Scope 3) GHG emissionsv	Page 70	
	305-4 • GHG emissions intensity	Further information in the **Indicators Booklet 2024**	
	305-5 • Reduction of GHG emissions	Page 70	
	305-7 • Nitrogen oxides (NOx), sulfur oxides (SOx), and Other significant air emissions	Page 70	
Water and Effluent Management			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Page 87	
GRI 303: Water and effluents 2018	303-1 • Interactions with water as a shared resource	Pages 90 and 91	
	303-2 • Management of water discharge-related impacts	Page 90	
	303-3 • Water withdrawal	Page 90	
	303-4 • Water discharge	Page 90	
	303-5 • Water consumption	Page 90	
Biodiversity and Ecosystem Services			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Page 92	
GRI 304: Biodiversity 2016	304-2 • Significant impacts of activities, products, and services on biodiversity	Page 95	
	304-3 • Habitats protected or restored	Page 99	
	304-4 • IUCN Red List species and national conservation list species with habitats in areas affected by operations	Page 97	

GRI Standards	Disclosure	Page/URL	Omission
Community relationship			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Pages 103, 109 and 111	
GRI 410: Security practices 2016	410-1 • Security personnel trained in human rights policies or procedures	Pages 35 and 36	
GRI 411: Rights of indigenous peoples 2016	411-1 • Incidents of violations involving rights of indigenous peoples	No cases of violation of indigenous peoples' rights were identified	
GRI 413: Local communities 2016	413-1 • Operations with local community engagement, impact assessments, and development programs	Pages 96, 108, 111, 112 and 114	
	413-2 • Operations with significant actual and potential negative impacts on local communities	Pages 105 and 112	
Sector Supplement - Local communities	EU20 • Approach to managing the impacts of displacement	Page 107	
	EU21 • Contingency planning measures, disaster/emergency anagement plans, training programs and recovery/restoration plans	Page 107	
	EU22 • Number of people physically or economically displaced and compensation, broken down by type of project	Page 107	
Customer relationship			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Pages 54 and 55	
Sector Supplement – Access	EU3 • Number of residential, industrial, institutional and commercial accounts	Page 55	
	EU23 • Programs, including those in partnership with the government, to improve or maintain access to electricity and customer support services	Page 56	
Government relations and advocacy			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Page 137	
Attracting, developing and retaining employees			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Pages 116 and 119	
GRI 401: Employment 2016	401-1 • New employee hires and employee turnover	Page 121	
Sector Supplement - Employment	401-2 • Benefits provided to full-time employees that are not provided to temporary or part-time employees	Page 123	
	401-3 • Parental leave	Page 122	
	EU14 • Programs and processes to ensure the availability of a skilled workforce	Page 120	

Eletrobras

GRI Standards	Disclosure	Page/URL	Omission
Worker health, well-being and safety			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Page 126	
GRI 403: Occupational health and safety 2019	403-1 • Occupational health and safety management system	Page 127	
	403-2 • Hazard identification, risk assessment, and incident investigation	Page 129	
	403-3 • Occupational health services	Page 129	
	403-4 • Worker participation, consultation, and communication on occupational health and safety	Page 126	
	403-5 • Worker training on occupational health and safety	Pages 126 and 127	
	403-6 • Promotion of worker health	Pages 126 and 131	
	403-7 • Prevention and mitigation of occupational health and safety impacts directly linked by busines relationships	Page 126	
	403-9 • Work-related injuries	Page 130	
Diversity, inclusion and anti-discrimination (relevant topic)			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Page 133	
GRI 405: Diversity and equal opportunities 2016	405-1 • Diversity in governance bodies and employees	Page 134	
	405-2 • Ratio of basic salary and remuneration of women to men	Page 135	
	406-1 • Incidents of discrimination and corrective actions taken	Page 133	
Tax strategy (relevant topic)			
GRI 3: Material Topics 2021	3-3 • Management of material topics	Page 53	
GRI 207: Tax - Management Method	207-1 • Approach to tax	Page 53	

GRI Standards	Disclosure	Page/URL	Omission
Other indicators			
GRI 201: Economic performance 2016	201-1 • Direct economic value generated and distributed	Pages 52 and 67	
GRI 404: Training and education 2016	404-1 • Average hours of training per year per employee	Page 125	
	404-2 • Programs for upgrading employee skills and transition assistance programs	Page 124	
	404-3 • Percentage of employees receiving regular performance and career development reviews	Page 125	
GRI 408: Child labor 2016	408-1 • Operations and suppliers at significant risk for incidents of child labor	Page 142	
GRI 409: Forced or compulsory labor 2016	409-1 • Operations and suppliers at significant risk for incidents of forced or compulsory labor	Page 142	
Sector supplement - Organizational profile	EU1 • Installed capacity, broken down by primary energy source and by regulatory regime	Page 45	
	EU2 • Net energy output broken down by primary energy source and by regulatory regime	Page 45	
	EU4 • Length of above and underground transmission and distribution lines by regulatory regime	Page 47	
Sector supplement - Availability and reliability	EU6 • Management approach to ensure short and long-term electricity availability and reliability	Page 47	
Sector supplement - System Efficiency	EU11 • Average Generation efficiency of thermal plants by energy source and by regulatory regime	Page 45	
	EU12 • Transmission and distribution losses as a percentage of total energy	Page 47	
Sector supplement - Access	EU30 • Average plant availability factor by energy source and by regulatory regime	Page 45	

SASB Content Index

Indicator	Page/answer	Corresponding GRI
Risk management		
IF-EU-320a.1: Total recorded incident rate (TRIR), fatality rate and near miss frequency rate	Page 130	GRI 403-9
IF-EU-550a.1: Number of incidents of non-compliance with physical and cyber security standards or regulations	In 2024, we recorded no incidents of non-compliance with physical or cybersecurity security standards or regulations.	GRI 418-1
Environmental management		
IF-EU-110a.1 Gross global scope, emissions covered by percentage, emissions - regulatory limitation and reporting regulation	Page 70	GRI 305-1
IF-EU-110a.2: Greenhouse gas (GHG) associated with energy supply	Page 70	GRI 305-2
IF-EU-110a.3: Discussion of the long- and short-term strategy or plan for managing Scope 1 emissions, emissions reduction targets and a performance evaluation against these targets	Page 69	GRI 305-4, 305-5
IF-EU-110a.4 (1) Number of customers served in markets subject to renewable portfolio standards (RPS) and (2) percentage of achievement of RPS target by market	No information available.	GRI 305-3
IF-EU-120a.1: Atmospheric emission of the following pollutants: NO2 (excluding N2O), SOx, particulate matter (PMxx), conductive (Pb) and mercury (Hg), percentage of each in or near densely populated areas	Page 70	GRI 305-7
IF-EU-140a.1: Total water withdrawals, total water consumed, percentage in regions with high or extremely high baseline water stress	Page 90	GRI 303-1, 303-3, 303-5
IF-EU-140a.2: Number of non-compliance incidents associated with water quantity and/or quality permits, standards and regulations	In 2024, there were no non-compliance incidents associated with water quantity and/or quality permits, standards and regulations.	GRI 307-1
IF-EU-140a.3: Description of water management risks and discussion of strategies and practices to mitigate these risks	Page 91	GRI 301-1
IF-EU-150a.1: Amount of coal combustion residues (CCR) generated, percentage recycled	Not applicable.	GRI 305-6, G4-EU11
IF-EU-150a.2: Coal Combustion Residue (CCR) Impoundments by Hazard Potential Classification and Structural Integrity Assessment	Not applicable.	GRI 305-6, G4-EU11

Indicator	Page/answer	Corresponding GRI
Installed, generated and transmitted capacity		
IF-EU-000.A: Number of (1) residential, (2) commercial, and (3) industrial customers served	Page 55	G4-EU3
IF-EU-000.B: Total electricity delivered to commercial customers, residential customers, all other customers and wholesale consumers	Page 55	-
IF-EU-000.C: Length of transmission and distribution lines	Page 47	G4-EU4
IF-EU-000.D: Total electricity generated, percentage by main energy source, percentage in regulated markets	Page 45	G4-EU2
IF-EU-000.E: Total electricity purchased on the market	Page 45	-
IF-EU-240a.1: Average retail electricity tariff for (1) residential, (2) commercial and (3) industrial consumers	The information is strategic for the company and is not publicly disclosed.	-
IF-EU-240a.4: Discussion of the impact of external factors on customer accessibility to electricity, including economic conditions in the service territory	Page 56	G4-EU23
IF-EU-420a.1: Percentage of revenues from electricity distribution system operators from tariff structures that are decoupled and contain a revenue adjustment mechanism.	Not applicable.	-
IF-EU-420a.3: Customer electricity savings from efficiency measures, by market	Page 56	G4-EU27
IF-EU-550a.2: (1) System Average Outage Duration Index (SAIDI), (2) System Average Outage Frequency Index (SAIFI) and (3) Customer Average Outage Duration Index (CAIDI), including major event days, transmission loss percentage	Page 48. SAIDI is the only indicator applicable to the transmission segment. The SAIFI and CAIDI indicators do not apply to Brazilian transmission regulation, as they have specific characteristics related to energy distribution. Therefore, from this regulatory perspective, there are no data or parameters that allow for their calculation, since the concept of 'consumer' does not exist in transmission — in this case, the consumer would be the entire National Interconnected System.	G4-EU28, EU 29, EU30

TCFD Content Index

Theme	TCFD Recommendation	Page/answer
Governance 1	Description of the board's oversight of climate-related risks and opportunities	Page 64
Governance 2	Description of management's role in assessing and managing climate-related risks and opportunities	Page 64
Strategy 1	Description of the climate-related risks and opportunities identified by the organization in the short, medium and long term	Pages 59, 61, 67 and 68
Strategy 2	Description of the impacts of climate-related risks and opportunities on the organization's business, strategy and financial planning	Pages 59, 61, 67 and 68
Strategy 3	Description of the resilience of the organization's strategy, considering different climate-related scenarios, including a scenario of 2°C or less	Pages 59, 61, 67 and 68
Risk management 1	Description of the organization's processes used to identify and assess climate-related risks	Page 64
Risk management 2	Description of the organizational processes used to manage climate-related risks	Page 64
Risk management 3	Description of how the processes used to identify, assess and manage climate-related risks are integrated into the organization's overall risk management	Page 64
Metrics and goals 1	Report the metrics used by the organization to assess climate-related risks and opportunities in accordance with the strategy and risk management process	Pages 68 and 69
Metrics and goals 2	Report scope 1, scope 2 and, if appropriate, scope 3 GHG emissions, and the risks related to them	Pages 68 and 69
Métricas and metas 3	Description of the targets used by the organization to manage climate-related risks and opportunities, and performance against the targets	Pages 68 and 69

Credits

Eletrobras – Centrais Elétricas Brasileiras S.A. provides several channels for communication with stakeholders.

CORPORATE INFORMATION
Website: eletrobras.com
Facebook: facebook.com/Eletrobras
YouTube: youtube.com/user/SistemaEletrobras
Twitter/X: @Eletrobras
Instagram: @eletrobrasoficial
LinkedIn: linkedin.com/company/eletrobras/

OMBUDSMAN
www.eletrobras.com/ouvidoria
ouvidoria@eletrobras.com

WHISTLEBLOWING CHANNEL
https://relatoconfidencial.com.br/eletrobras/
If you have any questions about our Integrity (Compliance) Program or its related policies or guidelines, please write to dcci@eletrobras.com

INVESTOR RELATIONS (IR)
Website: https://ri.eletrobras.com/
Contact our IR department: invest@eletrobras.com
IR Ombudsman: ombudsman-ri@eletrobras.com

If you have any questions about technical terms used in this report, please refer to the Eletrobras Power Sector Glossary.

SUSTAINABILITY CHANNEL
Dedicated to addressing requests for ESG information: https://www.eletrobras.com/canaldasustentabilidade

CHANNEL FOR COMMUNICATIONS RELATING TO THIS REPORT
sustentabilidade@eletrobras.com
This Annual Report is the result of the effort of the Eletrobras companies team. We thank everyone for their participation and commitment.

GENERAL COORDINATION
- Governance, Risks, Compliance and Sustainability Officer
- Sustainability Officer
- ESG Management Executive Management
- Performance Management and Reporting

EDITORIAL GROUP
- Communication Officer
- Executive Management of Special Communication Projects
- Management and Collection of Sustainability Indicators
- IGS System

PHOTOGRAPHS
Eletrobras' Image Collection
Adobe Stock

WRITING, GRI CONSULTING, EDITORIAL COORDINATION AND PROJECT MANAGEMENT
Ricca Sustentabilidade

GRAPHIC DESIGN AND LAYOUT
Ricca Sustentabilidade